

VARIABLE INSURANCE PORTFOLIOS

Semiannual Report

JUNE 30, 2019

Ivy Variable Insurance Portfolios

Asset Strategy	Class I	Class II
Balanced		Class II
Energy	Class I	Class II
Growth		Class II
High Income	Class I	Class II
International Core Equity		Class II
Mid Cap Growth	Class I	Class II
Natural Resources		Class II
Science and Technology	Class I	Class II
Small Cap Core		Class II
Small Cap Growth	Class I	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS

PRESIDENT'S LETTER IVY VIP



JUNE 30, 2019 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

Equity markets roared back following the sharp correction at year-end 2018, with the S&P 500 Index advancing 17% as of June 30, and every sector posting gains. The rally had a pro-cyclical component as information technology, consumer discretionary and industrials delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and is now in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a robust job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) has held steady on interest rates so far in 2019. However, increasing pressures from trade turmoil and uncertainty around the strength of global growth is likely to lead the Fed to become more accommodative, leading to interest rate cuts in second half of the calendar year.

Emerging markets faced multiple headwinds over the period, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	6/30/2019	12/31/2018
S&P 500 Index	2,941.76	2,506.85
MSCI EAFE Index	1,922.30	1,719.88
10-Year Treasury Yield	2.00%	2.69%
U.S. unemployment rate	3.7%	3.9%
30-year fixed mortgage rate	3.73%	4.55%
Oil price per barrel	$58.47	$45.41

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate crude grade.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2019.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

(UNAUDITED)

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	
Asset Strategy							
Class I	$1,000	$1,149.60	$4.08	$1,000	$1,021.00	$3.84	0.77%
Class II	$1,000	$1,148.10	$5.37	$1,000	$1,019.76	$5.05	1.02%
Balanced							
Class II	$1,000	$1,126.60	$5.32	$1,000	$1,019.77	$5.05	1.01%
Energy							
Class I	$1,000	$1,094.50	$5.66	$1,000	$1,019.43	$5.45	1.08%
Class II	$1,000	$1,093.10	$6.91	$1,000	$1,018.22	$6.66	1.33%
Growth							
Class II	$1,000	$1,239.20	$5.49	$1,000	$1,019.85	$4.95	1.00%
High Income							
Class I	$1,000	$1,085.10	$3.44	$1,000	$1,021.50	$3.34	0.67%
Class II	$1,000	$1,083.80	$4.69	$1,000	$1,020.25	$4.55	0.92%
International Core Equity							
Class II	$1,000	$1,119.60	$6.15	$1,000	$1,019.02	$5.86	1.16%
Mid Cap Growth							
Class I	$1,000	$1,271.30	$4.77	$1,000	$1,020.59	$4.24	0.85%
Class II	$1,000	$1,269.80	$6.13	$1,000	$1,019.35	$5.45	1.10%
Natural Resources							
Class II	$1,000	$1,097.70	$6.50	$1,000	$1,018.60	$6.26	1.25%
Science and Technology							
Class I	$1,000	$1,329.10	$5.24	$1,000	$1,020.28	$4.55	0.91%
Class II	$1,000	$1,327.50	$6.63	$1,000	$1,019.05	$5.75	1.16%
Small Cap Core							
Class II	$1,000	$1,198.20	$6.48	$1,000	$1,018.94	$5.96	1.18%
Small Cap Growth							
Class I	$1,000	$1,232.40	$4.91	$1,000	$1,020.37	$4.44	0.89%
Class II	$1,000	$1,230.80	$6.36	$1,000	$1,019.13	$5.75	1.14%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2019, and divided by 365.

[1] This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

[2] This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	64.8%
Information Technology	13.7%
Industrials	10.9%
Financials	10.8%
Consumer Staples	7.9%
Health Care	6.8%
Energy	5.1%
Consumer Discretionary	4.9%
Communication Services	3.0%
Utilities	1.0%
Materials	0.7%
Bullion (Gold)	5.3%
Bonds	26.3%
Corporate Debt Securities	15.4%
Loans	5.4%
United States Government and Government Agency Obligations	4.2%
Other Government Securities	1.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.6%

Country Weightings

North America	47.5%
United States	47.0%
Other North America	0.5%
Europe	30.5%
France	8.3%
United Kingdom	5.6%
Switzerland	5.5%
Netherlands	3.5%
Other Europe	7.6%
Pacific Basin	11.7%
Bullion (Gold)	5.3%
South America	1.3%
Bahamas/Caribbean	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.6%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Airbus SE	France	Industrials	Aerospace & Defense
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Fiserv, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Wal-Mart Stores, Inc.	United States	Consumer Staples	Hypermarkets & Super Centers
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Adobe, Inc.	United States	Information Technology	Application Software
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Sampo plc, A Shares	Finland	Financials	Multi-Line Insurance

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 1.2%		
Discovery Holding Co., Class A (A)	313	$ 9,608
Integrated Telecommunication Services – 0.7%		
China Unicom Ltd. (B)	5,000	5,467
Interactive Media & Services – 1.1%		
Alphabet, Inc., Class A (A)	8	8,360
Total Communication Services – 3.0%		23,435
Consumer Discretionary		
Auto Parts & Equipment – 0.8%		
Aptiv plc	82	6,621
Automobile Manufacturers – 0.9%		
Suzuki Motor Corp. (B)	147	6,925
Home Improvement Retail – 1.1%		
Home Depot, Inc. (The)	43	8,891
Internet & Direct Marketing Retail – 1.0%		
Amazon.com, Inc. (A)	4	7,760
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)	—*	—
Leisure Products – 0.1%		
Media Group Holdings LLC, Series H (A)(C)(D)(E)	32	—*
Media Group Holdings LLC, Series T (A)(C)(D)(E)	4	564
		564
Restaurants – 1.0%		
Compass Group plc (B)	345	8,276
Total Consumer Discretionary – 4.9%		39,037
Consumer Staples		
Household Products – 1.0%		
Procter & Gamble Co. (The)	70	7,640
Hypermarkets & Super Centers – 1.8%		
Wal-Mart Stores, Inc.	130	14,366
Packaged Foods & Meats – 2.9%		
Danone S.A. (B)	92	7,766
Nestle S.A., Registered Shares (B)	144	14,881
		22,647
Personal Products – 0.9%		
Beiersdorf Aktiengesellschaft (B)	63	7,580
Tobacco – 1.3%		
Philip Morris International, Inc.	129	10,146
Total Consumer Staples – 7.9%		62,379

COMMON STOCKS (Continued)	Shares	Value
Energy		
Integrated Oil & Gas – 2.0%		
Royal Dutch Shell plc, Class A (B)	236	$ 7,676
Total S.A. (B)	140	7,861
		15,537
Oil & Gas Exploration & Production – 1.4%		
Cabot Oil & Gas Corp.	185	4,238
EOG Resources, Inc.	71	6,618
		10,856
Oil & Gas Refining & Marketing – 0.9%		
Reliance Industries Ltd. (A)(B)	389	7,061
Oil & Gas Storage & Transportation – 0.8%		
Enterprise Products Partners L.P.	202	5,837
Total Energy – 5.1%		39,291
Financials		
Consumer Finance – 0.8%		
ORIX Corp. (B)	423	6,329
Diversified Banks – 4.0%		
BNP Paribas S.A. (B)	141	6,670
China Construction Bank Corp. (B)	8,911	7,682
ICICI Bank Ltd. (B)	627	3,972
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	1,266	6,030
UniCredit S.p.A. (B)	489	6,025
		30,379
Life & Health Insurance – 2.5%		
AIA Group Ltd. (B)	1,143	12,339
Ping An Insurance (Group) Co. of China Ltd., H Shares (B)	607	7,296
		19,635
Multi-Line Insurance – 1.3%		
Sampo plc, A Shares (B)	221	10,454
Multi-Sector Holdings – 1.2%		
Berkshire Hathaway, Inc., Class B (A)	43	9,081
Other Diversified Financial Services – 1.0%		
Citigroup, Inc.	115	8,069
Total Financials – 10.8%		83,947
Health Care		
Biotechnology – 0.9%		
Sarepta Therapeutics, Inc. (A)	45	6,797
Health Care Equipment – 0.9%		
Zimmer Holdings, Inc.	62	7,259
Life Sciences Tools & Services – 0.5%		
Qiagen N.V. (A)	107	4,349

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 4.5%		
Elanco Animal Health, Inc. (A)	136	$ 4,607
Merck KGaA (B)	58	6,041
Pfizer, Inc.	245	10,632
Roche Holdings AG, Genusscheine (B)	22	6,227
Zoetis, Inc.	65	7,359
		34,866
Total Health Care – 6.8%		53,271
Industrials		
Aerospace & Defense – 4.3%		
Airbus SE (B)	123	17,410
Lockheed Martin Corp.	20	7,417
Northrop Grumman Corp.	28	8,979
		33,806
Construction & Engineering – 2.1%		
Larsen & Toubro Ltd. (B)	335	7,538
Vinci (B)	85	8,713
		16,251
Construction Machinery & Heavy Trucks – 1.0%		
Caterpillar, Inc.	57	7,738
Electrical Components & Equipment – 1.0%		
Schneider Electric S.A. (B)	91	8,229
Railroads – 1.8%		
Kansas City Southern	58	7,029
Union Pacific Corp.	44	7,362
		14,391
Trading Companies & Distributors – 0.7%		
Ferguson plc (B)	78	5,569
Total Industrials – 10.9%		85,984
Information Technology		
Application Software – 2.7%		
Adobe, Inc. (A)	42	12,265
Intuit, Inc.	34	8,906
		21,171
Data Processing & Outsourced Services – 3.3%		
Fiserv, Inc. (A)	158	14,391
Visa, Inc., Class A	68	11,812
		26,203
Electronic Equipment & Instruments – 0.7%		
Keyence Corp. (B)	9	5,489
Semiconductor Equipment – 1.1%		
ASML Holding N.V., Ordinary Shares (B)	41	8,435

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 2.0%		
QUALCOMM, Inc.	93	$ 7,099
Taiwan Semiconductor		
Manufacturing Co. Ltd. (A)(B) . . .	1,096	8,383
		15,482
Systems Software – 3.1%		
Microsoft Corp.	183	24,491
Technology Hardware, Storage & Peripherals – 0.8%		
Samsung Electronics Co.		
Ltd. (B)	154	6,272
Total Information Technology – 13.7%		107,543
Materials		
Diversified Metals & Mining – 0.7%		
Glencore International plc (B)	1,708	5,910
Total Materials – 0.7%		5,910
Utilities		
Electric Utilities – 1.0%		
E.ON AG (B)	717	7,778
Total Utilities – 1.0%		7,778
TOTAL COMMON STOCKS – 64.8%		$508,575
(Cost: $459,463)		

CORPORATE DEBT SECURITIES	Principal	
Communication Services		
Cable & Satellite – 1.7%		
Altice France S.A.,		
8.125%, 2-1-27 (F)	$2,600	2,730
Altice Luxembourg S.A.,		
10.500%, 5-15-27 (F)	3,397	3,490
Altice S.A.:		
7.750%, 5-15-22 (F)	1,413	1,436
7.625%, 2-15-25 (F)	4,656	4,380
Comcast Corp. (GTD by Comcast		
Cable Communications and		
NBCUniversal) (3-Month U.S.		
LIBOR plus 63 bps),		
3.227%, 4-15-24 (G)	1,528	1,534
		13,570
Integrated Telecommunication Services – 1.1%		
Frontier Communications Corp.:		
7.625%, 4-15-24	2,119	1,202
6.875%, 1-15-25	4,337	2,429
11.000%, 9-15-25	3,180	1,972
9.000%, 8-15-31	2,119	1,202
West Corp.,		
8.500%, 10-15-25 (F)	1,500	1,313
		8,118

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service – 0.3%		
Crown Castle Towers LLC,		
4.241%, 7-15-28 (F)	$ 2,144	$ 2,304
Total Communication Services – 3.1%		23,992
Consumer Discretionary		
Leisure Facilities – 0.3%		
Circuit of the Americas LLC,		
Series D,		
0.000%, 10-2-23 (H)	3,642	2,027
Total Consumer Discretionary – 0.3%		2,027
Consumer Staples		
Tobacco – 0.3%		
Altria Group, Inc. (GTD by Philip		
Morris USA, Inc.),		
5.950%, 2-14-49	2,000	2,275
Total Consumer Staples – 0.3%		2,275
Energy		
Integrated Oil & Gas – 0.5%		
Petroleos Mexicanos,		
4.875%, 1-24-22	4,071	4,057
Oil & Gas Equipment & Services – 0.1%		
SESI LLC,		
7.125%, 12-15-21	981	684
Total Energy – 0.6%		4,741
Financials		
Diversified Banks – 5.7%		
Banco Mercantil del Norte S.A.,		
6.750%, 9-27-67 (F)	1,018	1,015
Barclays plc:		
7.875%, 12-29-49	10,192	10,664
8.000%, 6-15-64	2,013	2,111
ING Groep N.V.,		
6.875%, 12-29-49	3,697	3,895
Royal Bank of Scotland Group plc		
(The),		
8.625%, 12-29-49	10,193	10,985
Societe Generale Group,		
7.375%, 12-29-49 (F)	5,723	6,017
Standard Chartered plc:		
4.305%, 5-21-30 (F)	2,437	2,523
7.500%, 12-29-49 (F)	2,481	2,624
UniCredit S.p.A.:		
5.861%, 6-19-32 (F)	3,700	3,541
7.296%, 4-2-34 (F)	1,612	1,708
		45,083
Diversified Capital Markets – 1.4%		
Credit Suisse Group AG:		
7.125%, 7-29-66	5,889	6,250
7.500%, 6-11-67 (F)	3,950	4,345
		10,595

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 0.5%		
Goldman Sachs Group, Inc. (The)		
(3-Month U.S. LIBOR plus 117 bps),		
3.688%, 5-15-26 (G)	$4,330	$ 4,269
Specialized Finance – 0.1%		
Syngenta Finance N.V.,		
5.182%, 4-24-28 (F)	480	499
Total Financials – 7.7%		60,446
Health Care		
Pharmaceuticals – 0.2%		
Teva Pharmaceutical Finance		
Netherlands III B.V. (GTD by Teva		
Pharmaceutical Industries Ltd.),		
2.800%, 7-21-23	2,034	1,764
Total Health Care – 0.2%		1,764
Industrials		
Railroads – 0.3%		
Rumo Luxembourg S.a.r.l.,		
7.375%, 2-9-24 (F)	1,781	1,922
Security & Alarm Services – 0.7%		
Prime Security Services Borrower		
LLC and Prime Finance, Inc.,		
9.250%, 5-15-23 (F)	5,084	5,339
Total Industrials – 1.0%		7,261
Information Technology		
Data Processing & Outsourced Services – 0.3%		
Alliance Data Systems Corp.,		
5.375%, 8-1-22 (F)	2,189	2,218
IT Consulting & Other Services – 0.4%		
Atento Luxco 1 S.A.,		
6.125%, 8-10-22 (F)	3,201	3,221
Semiconductors – 0.4%		
Broadcom, Inc.,		
4.250%, 4-15-26 (F)	3,025	3,065
Total Information Technology – 1.1%		8,504
Materials		
Diversified Metals & Mining – 0.9%		
Glencore Funding LLC:		
4.125%, 3-12-24 (F)	2,415	2,506
4.875%, 3-12-29 (F)	4,025	4,239
		6,745

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Steel – 0.2%		
EVRAZ plc, 5.250%, 4-2-24 (F)	$ 1,411	$ 1,468
Total Materials – 1.1%		8,213
TOTAL CORPORATE DEBT SECURITIES – 15.4%		$119,223
(Cost: $119,290)		
OTHER GOVERNMENT SECURITIES (I)		
Argentina – 1.3%		
Province of Mendoza, 8.375%, 5-19-24	4,362	3,730
Republic of Argentina:		
4.625%, 1-11-23	6,531	5,238
5.875%, 1-11-28	2,100	1,596
		10,564
TOTAL OTHER GOVERNMENT SECURITIES – 1.3%		$ 10,564
(Cost: $12,499)		
LOANS (G)		
Communication Services		
Integrated Telecommunication Services – 0.7%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 6.522%, 10-10-24	6,125	5,706
Total Communication Services – 0.7%		5,706
Consumer Staples		
Hypermarkets & Super Centers – 0.1%		
GOBP Holdings, Inc. (ICE LIBOR plus 375 bps), 6.135%, 10-22-25	446	445
Total Consumer Staples – 0.1%		445
Energy		
Oil & Gas Storage & Transportation – 0.3%		
EPIC Crude Services L.P., 0.000%, 2-21-26 (J)	1,018	1,000
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 7.410%, 3-1-26	1,800	1,768
		2,768
Total Energy – 0.3%		2,768
Financials		
Financial Exchanges & Data – 0.4%		
Financial & Risk U.S. Holdings, Inc. (ICE LIBOR plus 375 bps), 6.152%, 10-1-25	3,260	3,159

LOANS (G) (Continued)	Principal	Value
Investment Banking & Brokerage – 0.3%		
Jane Street Group LLC (ICE LIBOR plus 300 bps), 5.402%, 8-25-22	$ 2,158	$ 2,143
Property & Casualty Insurance – 1.6%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 6.902%, 2-28-25	5,337	5,170
Hub International Ltd. (ICE LIBOR plus 300 bps), 5.586%, 4-25-25	524	511
USI, Inc. (ICE LIBOR plus 300 bps), 5.330%, 5-16-24	7,322	7,130
		12,811
Total Financials – 2.3%		18,113
Health Care		
Health Care Facilities – 0.6%		
RegionalCare Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 6.904%, 11-16-25	2,003	1,990
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 5.660%, 8-31-24	2,834	2,730
		4,720
Health Care Services – 0.3%		
Heartland Dental LLC, 0.000%, 4-30-25 (J)	58	55
Heartland Dental LLC (ICE LIBOR plus 375 bps), 6.152%, 4-30-25	2,574	2,434
		2,489
Total Health Care – 0.9%		7,209
Information Technology		
Application Software – 0.4%		
Avaya, Inc. (ICE LIBOR plus 425 bps), 6.651%, 12-15-24	3,132	2,991
Total Information Technology – 0.4%		2,991
Materials		
Construction Materials – 0.7%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 6.402%, 5-31-25	5,331	5,125
Total Materials – 0.7%		5,125
TOTAL LOANS – 5.4%		$42,357
(Cost: $43,756)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 2.7%		
U.S. Treasury Notes:		
0.125%, 4-15-21	$7,565	$ 7,494
0.625%, 1-15-26	7,552	7,733
0.125%, 7-15-26	6,290	6,248
		21,475
Treasury Obligations – 1.5%		
U.S. Treasury Bonds:		
2.750%, 8-15-47	8,828	9,200
3.000%, 2-15-49	2,024	2,220
		11,420
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.2%		$ 32,895
(Cost: $32,206)		
BULLION – 5.3%	**Troy Ounces**	
Gold	29	41,231
(Cost: $36,084)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper (K) – 1.7%		
Diageo Capital plc (GTD by Diageo plc), 3.010%, 7-10-19	$5,000	4,996
Florida Power & Light Co., 2.910%, 7-19-19	3,981	3,975
UnitedHealth Group, Inc., 2.481%, 7-3-19	4,000	3,998
		12,969
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (L)	4,151	4,151
United States Government Agency Obligations – 1.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.350%, 7-7-19 (L)	5,833	5,833
2.400%, 7-7-19 (L)	2,000	2,000
		7,833
TOTAL SHORT-TERM SECURITIES – 3.2%		$ 24,953
(Cost: $24,957)		
TOTAL INVESTMENT SECURITIES – 99.6%		$779,798
(Cost: $728,255)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		2,845
NET ASSETS – 100.0%		$782,643

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Restricted securities. At June 30, 2019, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	32	$22,370	$ —*
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	4	8,413	564
			$30,783	$564

The total value of these securities represented 0.1% of net assets at June 30, 2019.

(D)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in Note 5 of the Notes to Financial Statements.

(E)Securities whose value was determined using significant unobservable inputs.

(F)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2019 the total value of these securities amounted to $61,903 or 7.9% of net assets.

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(H)Zero coupon bond.

(I)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(J)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(K)Rate shown is the yield to maturity at June 30, 2019.

(L)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 17,968	$ 5,467	$ —
Consumer Discretionary	23,272	15,201	564
Consumer Staples	32,152	30,227	—
Energy	16,693	22,598	—
Financials	17,150	66,797	—
Health Care	41,003	12,268	—
Industrials	38,525	47,459	—
Information Technology	78,964	28,579	—
Materials	—	5,910	—
Utilities	—	7,778	—
Total Common Stocks	$ 265,727	$ 242,284	$564
Corporate Debt Securities	—	119,223	—
Other Government Securities	—	10,564	—
Loans	—	42,357	—
United States Government Obligations	—	32,895	—
Bullion	41,231	—	—
Short-Term Securities	—	24,953	—
Total	$306,958	$472,276	$564

During the period ended June 30, 2019, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

10 SEMIANNUAL REPORT 2019

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

Country Diversification

(as a % of net assets)

United States	47.0%
France	8.3%
United Kingdom	5.6%
Switzerland	5.5%
Netherlands	3.5%
Japan	3.2%
Germany	2.8%
China	2.6%

Country Diversification (Continued)

India	2.4%
Luxembourg	1.8%
Hong Kong	1.6%
Italy	1.5%
Argentina	1.3%
Finland	1.3%
Taiwan	1.1%
Other Countries	1.6%
Other+	8.9%

+Includes gold bullion, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	**61.7%**
Information Technology	12.4%
Financials	9.7%
Industrials	7.8%
Consumer Discretionary	6.9%
Health Care	6.3%
Communication Services	5.2%
Energy	5.0%
Consumer Staples	4.8%
Materials	3.6%
Bonds	**35.9%**
United States Government and Government Agency Obligations	23.5%
Corporate Debt Securities	12.1%
Loans	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Union Pacific Corp.	Industrials	Railroads
Autodesk, Inc.	Information Technology	Application Software
PPG Industries, Inc.	Materials	Specialty Chemicals
General Mills, Inc.	Consumer Staples	Packaged Foods & Meats
Zimmer Holdings, Inc.	Health Care	Health Care Equipment
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
QUALCOMM, Inc.	Information Technology	Semiconductors
Blackstone Group L.P. (The)	Financials	Asset Management & Custody Banks
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS BALANCED *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 1.2%		
Verizon Communications, Inc.	65	$ 3,733
Interactive Home Entertainment – 1.3%		
Electronic Arts, Inc. (A)	43	4,384
Interactive Media & Services – 1.4%		
Alphabet, Inc., Class A (A)	4	4,620
Movies & Entertainment – 1.3%		
Walt Disney Co. (The)	31	4,309
Total Communication Services – 5.2%		17,046
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.1%		
Coach, Inc.	112	3,564
Casinos & Gaming – 1.7%		
Las Vegas Sands, Inc.	98	5,797
General Merchandise Stores – 1.2%		
Dollar General Corp.	29	3,869
Home Improvement Retail – 1.5%		
Lowe's Co., Inc.	48	4,847
Restaurants – 1.4%		
Domino's Pizza, Inc.	17	4,732
Total Consumer Discretionary – 6.9%		22,809
Consumer Staples		
Distillers & Vintners – 1.4%		
Constellation Brands, Inc.	23	4,491
Packaged Foods & Meats – 1.8%		
General Mills, Inc.	114	6,004
Tobacco – 1.6%		
Philip Morris International, Inc.	68	5,359
Total Consumer Staples – 4.8%		15,854
Energy		
Integrated Oil & Gas – 2.7%		
Chevron Corp.	33	4,121
Hess Corp.	73	4,637
		8,758
Oil & Gas Equipment & Services – 0.1%		
Core Laboratories N.V. (B)	10	512
Oil & Gas Exploration & Production – 0.7%		
Cimarex Energy Co.	41	2,433
Oil & Gas Storage & Transportation – 1.5%		
Enterprise Products Partners L.P.	174	5,015
Total Energy – 5.0%		16,718

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 1.7%		
Blackstone Group L.P. (The)	125	$ 5,574
Diversified Banks – 2.2%		
Northern Trust Corp.	43	3,851
U.S. Bancorp	63	3,302
		7,153
Investment Banking & Brokerage – 1.3%		
Goldman Sachs Group, Inc. (The)	21	4,382
Multi-Sector Holdings – 1.3%		
Berkshire Hathaway, Inc., Class B (A)	20	4,181
Other Diversified Financial Services – 1.6%		
JPMorgan Chase & Co.	47	5,273
Regional Banks – 1.6%		
PNC Financial Services Group, Inc. (The)	39	5,379
Total Financials – 9.7%		31,942
Health Care		
Biotechnology – 0.7%		
Biogen, Inc. (A)	10	2,358
Health Care Equipment – 2.9%		
Medtronic plc	36	3,483
Zimmer Holdings, Inc.	51	5,971
		9,454
Managed Health Care – 1.3%		
Anthem, Inc.	15	4,217
Pharmaceuticals – 1.4%		
Jazz Pharmaceuticals plc (A)	20	2,874
Pfizer, Inc.	41	1,768
		4,642
Total Health Care – 6.3%		20,671
Industrials		
Aerospace & Defense – 1.6%		
Boeing Co. (The)	14	5,201
Agricultural & Farm Machinery – 1.2%		
Deere & Co.	23	3,872
Airlines – 0.8%		
Delta Air Lines, Inc.	44	2,510
Electrical Components & Equipment – 1.4%		
Emerson Electric Co.	68	4,522
Railroads – 1.8%		
Union Pacific Corp.	36	6,083

COMMON STOCKS (Continued)	Shares	Value
Trucking – 1.0%		
Knight Transportation, Inc.	101	$ 3,317
Total Industrials – 7.8%		25,505
Information Technology		
Application Software – 1.8%		
Autodesk, Inc. (A)	37	6,070
Communications Equipment – 1.1%		
Cisco Systems, Inc.	64	3,522
Data Processing & Outsourced Services – 1.3%		
Fiserv, Inc. (A)(B)	48	4,349
Electronic Manufacturing Services – 0.5%		
IPG Photonics Corp. (A)	11	1,698
Semiconductors – 4.5%		
Intel Corp.	97	4,645
Micron Technology, Inc. (A)	114	4,417
QUALCOMM, Inc.	76	5,769
		14,831
Systems Software – 1.9%		
Microsoft Corp.	46	6,149
Technology Hardware, Storage & Peripherals – 1.3%		
Apple, Inc.	21	4,230
Total Information Technology – 12.4%		40,849
Materials		
Commodity Chemicals – 1.2%		
LyondellBasell Industries N.V., Class A	47	4,076
Industrial Gases – 0.5%		
Air Products and Chemicals, Inc.	8	1,719
Specialty Chemicals – 1.9%		
PPG Industries, Inc.	52	6,011
Total Materials – 3.6%		11,806
TOTAL COMMON STOCKS – 61.7%		$203,200
(Cost: $182,039)		

CORPORATE DEBT SECURITIES	Principal	
Communication Services		
Cable & Satellite – 0.3%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
4.250%, 10-15-30	$450	501
4.700%, 10-15-48	450	527
		1,028
Total Communication Services – 0.3%		1,028

JUNE 30, 2019 (UNAUDITED)
BALANCED *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary		
Internet & Direct Marketing Retail – 0.3%		
Amazon.com, Inc.,		
2.800%, 8-22-24	$1,000	$1,029
Total Consumer Discretionary – 0.3%		1,029
Consumer Staples		
Distillers & Vintners – 0.1%		
Bacardi Ltd.,		
4.450%, 5-15-25 (C)	350	372
Household Products – 0.8%		
Colgate-Palmolive Co.,		
3.700%, 8-1-47	2,500	2,673
Tobacco – 0.2%		
BAT International Finance plc,		
2.750%, 6-15-20 (C)	600	602
Total Consumer Staples – 1.1%		3,647
Energy		
Oil & Gas Drilling – 0.8%		
Nabors Industries Ltd., Convertible,		
0.750%, 1-15-24	3,600	2,571
Oil & Gas Storage & Transportation – 0.6%		
Colorado Interstate Gas Co.,		
4.150%, 8-15-26 (C)	800	827
Williams Partners L.P.,		
3.600%, 3-15-22	1,000	1,026
		1,853
Total Energy – 1.4%		4,424
Financials		
Consumer Finance – 0.3%		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4-10-22	250	254
3.700%, 5-9-23	150	152
Hyundai Capital America,		
2.550%, 4-3-20 (C)	500	499
		905
Diversified Banks – 1.1%		
DBS Group Holdings Ltd.,		
2.246%, 7-16-19 (C)	1,000	1,000
HSBC Holdings plc,		
3.400%, 3-8-21	625	634
ING Bank N.V.,		
2.500%, 10-1-19 (C)	500	500
Mizuho Bank Ltd.,		
2.650%, 9-25-19 (C)	1,300	1,301
U.S. Bancorp,		
3.100%, 4-27-26	400	409
		3,844

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 0.9%		
Credit Suisse Group Funding (Guernsey) Ltd.,		
2.750%, 3-26-20	$ 500	$ 501
Goldman Sachs Group, Inc. (The):		
2.905%, 7-24-23	2,000	2,018
5.700%, 12-29-49	245	245
		2,764
Life & Health Insurance – 0.6%		
Northwestern Mutual Life Insurance Co. (The),		
3.850%, 9-30-47 (C)	1,000	1,028
Sumitomo Life Insurance Co.,		
4.000%, 9-14-77 (B)(C)	1,000	1,012
		2,040
Multi-Line Insurance – 0.1%		
Aon plc (GTD by Aon Corp.),		
2.800%, 3-15-21	500	503
Other Diversified Financial Services – 0.7%		
Citigroup, Inc.:		
5.950%, 12-29-49	150	154
6.250%, 12-29-49	750	824
JPMorgan Chase & Co.:		
5.000%, 12-29-49	750	748
5.300%, 11-1-65	250	253
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps),		
6.053%, 4-29-49 (D)	285	284
		2,263
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.),		
2.200%, 3-15-21	200	201
Regional Banks – 0.3%		
PNC Bank N.A.,		
3.250%, 6-1-25	600	622
SunTrust Banks, Inc.,		
5.625%, 12-29-49	400	402
		1,024
Total Financials – 4.1%		13,544
Health Care		
Biotechnology – 0.3%		
Amgen, Inc.,		
2.125%, 5-1-20	1,000	997
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc.,		
2.700%, 4-1-20	350	350
Health Care Services – 0.2%		
Quest Diagnostics, Inc.,		
3.450%, 6-1-26	773	792

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Supplies – 0.3%		
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.875%, 9-23-23	$1,000	$1,009
Pharmaceuticals – 0.9%		
Celgene Corp.,		
3.450%, 11-15-27	500	521
Forest Laboratories, Inc.,		
5.000%, 12-15-21 (C)	1,258	1,315
Johnson & Johnson,		
3.400%, 1-15-38	1,000	1,041
		2,877
Total Health Care – 1.8%		6,025
Industrials		
Aerospace & Defense – 0.8%		
Huntington Ingalls Industries, Inc.,		
3.483%, 12-1-27	1,000	1,016
Northrop Grumman Corp.,		
3.250%, 1-15-28	1,500	1,539
		2,555
Airlines – 0.1%		
Southwest Airlines Co.,		
2.650%, 11-5-20	375	376
Environmental & Facilities Services – 0.3%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
3.150%, 11-15-27	1,000	1,032
Railroads – 0.1%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5-15-20	291	290
Total Industrials – 1.3%		4,253
Information Technology		
Electronic Equipment & Instruments – 0.2%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	500	534
Technology Hardware, Storage & Peripherals – 0.3%		
Apple, Inc.,		
3.200%, 5-11-27	1,000	1,042
Total Information Technology – 0.5%		1,576
Materials		
Diversified Metals & Mining – 0.2%		
Anglo American plc,		
4.125%, 4-15-21 (C)	500	512

SCHEDULE OF INVESTMENTS

JUNE 30, 2019 (UNAUDITED)
BALANCED *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Chemicals – 0.3%		
Ecolab, Inc.,		
3.250%, 12-1-27	$1,000	$ 1,041
Total Materials – 0.5%		1,553
Real Estate		
Specialized REITs – 0.4%		
American Tower Corp.,		
2.250%, 1-15-22	1,200	1,194
Crown Castle International Corp.,		
5.250%, 1-15-23	200	218
		1,412
Total Real Estate – 0.4%		1,412
Utilities		
Electric Utilities – 0.4%		
Duke Energy Corp.,		
3.150%, 8-15-27	500	507
Entergy Texas, Inc.,		
2.550%, 6-1-21	300	299
Exelon Corp.,		
2.450%, 4-15-21	400	400
		1,206
Total Utilities – 0.4%		1,206
TOTAL CORPORATE DEBT SECURITIES – 12.1%		$39,697
(Cost: $39,291)		

LOANS (D)		
Industrials		
Industrial Machinery – 0.3%		
Dynacast International LLC (ICE LIBOR plus 850 bps),		
10.830%, 1-30-23	1,100	1,078
Total Industrials – 0.3%		1,078
TOTAL LOANS – 0.3%		$ 1,078
(Cost: $1,088)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 1.2%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.500%, 6-1-44	590	635
3.000%, 6-15-45	783	810
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.500%, 10-1-28	60	65
6.500%, 2-1-29	30	33

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.500%, 6-25-29	$ 481	$ 508
7.500%, 4-1-31	28	31
7.000%, 7-1-31	36	42
7.000%, 9-1-31	70	80
6.500%, 2-1-32	149	172
7.000%, 2-1-32	103	119
7.000%, 3-1-32	35	41
7.000%, 7-1-32	71	81
5.500%, 5-1-33	35	38
5.500%, 6-1-33	35	39
4.500%, 11-1-43	493	537
3.000%, 10-25-46	809	834
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1997-A, Class 3-A,		
8.293%, 12-15-26	28	31
		4,096
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.2%		$4,096
(Cost: $4,054)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 3.6%		
U.S. Treasury Notes:		
0.125%, 7-15-26	4,264	4,235
2.125%, 2-15-40	3,783	4,843
1.000%, 2-15-46	2,588	2,713
		11,791
Treasury Obligations – 18.7%		
U.S. Treasury Bonds:		
2.250%, 11-15-25	3,240	3,316
3.500%, 2-15-39	4,000	4,747
3.875%, 8-15-40	225	281
3.750%, 8-15-41	650	798
3.000%, 2-15-48	250	273
3.000%, 8-15-48	3,060	3,351
3.000%, 2-15-49	1,750	1,919
U.S. Treasury Notes:		
2.625%, 8-31-20	1,250	1,260
2.875%, 10-31-20	1,320	1,337
2.750%, 11-30-20	750	759
2.250%, 2-15-21	4,837	4,869
2.875%, 10-15-21	11,195	11,476
2.875%, 11-15-21	750	770
1.875%, 4-30-22	200	201
2.000%, 7-31-22	1,045	1,053
1.875%, 10-31-22	1,000	1,005
2.000%, 10-31-22	480	484
2.125%, 12-31-22	6,300	6,384
2.875%, 9-30-23	2,000	2,092
2.875%, 10-31-23	600	628
2.750%, 11-15-23	500	521
2.125%, 9-30-24	1,000	1,016
2.250%, 10-31-24	3,635	3,718
2.500%, 1-31-25	1,250	1,296
2.875%, 4-30-25	1,000	1,058

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
2.875%, 5-31-25	$ 900	$ 952
3.000%, 9-30-25	900	961
2.625%, 12-31-25	800	837
2.375%, 5-15-27	340	351
2.750%, 2-15-28	250	266
2.875%, 5-15-28	575	617
2.875%, 8-15-28	1,987	2,134
3.125%, 11-15-28	700	767
		61,497
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 22.3%		$ 73,288
(Cost: $70,269)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 1.1%		
Walgreens Boots Alliance, Inc.,		
2.531%, 7-1-19	3,604	3,603
Master Note – 1.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.620%, 7-5-19 (F)	3,284	3,284
	Shares	
Money Market Funds – 0.2%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares,		
2.360%, (G)(H)	671	671
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 7,558
(Cost: $7,559)		
TOTAL INVESTMENT SECURITIES – 99.9%		$328,917
(Cost: $304,300)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		193
NET ASSETS – 100.0%		$329,110

JUNE 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $4,554 are on loan.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2019 the total value of these securities amounted to $8,968 or 2.7% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Rate shown is the yield to maturity at June 30, 2019.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Investment made with cash collateral received from securities on loan.

(H) Rate shown is the annualized 7-day yield at June 30, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$203,200	$ —	$—
Corporate Debt Securities	—	39,697	—
Loans	—	1,078	—
United States Government Agency Obligations	—	4,096	—
United States Government Obligations	—	73,288	—
Short-Term Securities	671	6,887	—
Total	$ 203,871	$125,046	$—

During the period ended June 30, 2019, securities totaling $1,023 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.9%
Energy	92.1%
Information Technology	3.3%
Industrials	2.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.1%

Country Weightings

North America	91.8%
United States	89.6%
Other North America	2.2%
Europe	6.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.1%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Wright Express Corp.	United States	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

ENERGY *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.1%		
Chevron Corp.	7	$ 815
Suncor Energy, Inc.	30	944
		1,759
Oil & Gas Drilling – 4.3%		
Patterson-UTI Energy, Inc.	83	952
Transocean, Inc. (A)	139	891
		1,843
Oil & Gas Equipment & Services – 27.6%		
Baker Hughes, Inc.	43	1,047
C&J Energy Services, Inc. (A)	41	486
Cactus, Inc., Class A (A)	41	1,362
Core Laboratories N.V. (B)	11	572
Dril-Quip, Inc. (A)	26	1,245
FMC Technologies, Inc.	44	1,130
Frank's International N.V. (A)	85	463
FTS International, Inc. (A)	63	352
Halliburton Co.	46	1,036
Helix Energy Solutions Group, Inc. (A)	89	765
Liberty Oilfield Services, Inc., Class A (B)	34	550
National Oilwell Varco, Inc.	17	373
ProPetro Holding Corp. (A)	53	1,088
Schlumberger Ltd.	32	1,278
		11,747
Oil & Gas Exploration & Production – 37.4%		
Centennial Resource Development, Inc., Class A (A)	45	344
Concho Resources, Inc.	22	2,307
Continental Resources, Inc. (A)	44	1,835
Diamondback Energy, Inc.	16	1,782
EOG Resources, Inc.	17	1,537
Marathon Oil Corp.	83	1,173
Oasis Petroleum LLC (A)	129	730
Parsley Energy, Inc., Class A (A)	75	1,430
Pioneer Natural Resources Co.	12	1,854
Viper Energy Partners L.P.	28	849
Whiting Petroleum Corp. (A)(B)	40	740
WPX Energy, Inc. (A)	119	1,371
		15,952
Oil & Gas Refining & Marketing – 13.4%		
Marathon Petroleum Corp.	26	1,439
PBF Energy, Inc., Class A	30	942
Phillips 66	17	1,627
Valero Energy Corp.	20	1,682
		5,690
Oil & Gas Storage & Transportation – 5.3%		
Energy Transfer L.P.	24	332
Enterprise Products Partners L.P.	32	931
MPLX L.P.	8	273
Rattler Midstream L.P. (A)	37	716
		2,252
Total Energy – 92.1%		39,243

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Industrial Machinery – 2.5%		
Apergy Corp. (A)	32	$ 1,066
Total Industrials – 2.5%		1,066
Information Technology		
Data Processing & Outsourced Services – 3.3%		
Wright Express Corp. (A)	7	1,425
Total Information Technology – 3.3%		1,425
TOTAL COMMON STOCKS – 97.9%		$ 41,734
(Cost: $57,551)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (C)	$ 517	517
	Shares	
Money Market Funds – 2.8%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (D)(E)	1,185	1,185
TOTAL SHORT-TERM SECURITIES – 4.0%		$ 1,702
(Cost: $1,702)		
TOTAL INVESTMENT SECURITIES – 101.9%		$43,436
(Cost: $59,253)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.9)%		(810)
NET ASSETS – 100.0%		$42,626

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $1,155 are on loan.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Investment made with cash collateral received from securities on loan.

(E) Rate shown is the annualized 7-day yield at June 30, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$41,734	$ —	$—
Short-Term Securities	1,185	517	—
Total	$42,919	$517	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	89.6%
United Kingdom	2.7%
Canada	2.2%
Switzerland	2.1%
Netherlands	1.3%
Other+	2.1%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	100.0%
Information Technology	35.2%
Consumer Discretionary	18.0%
Health Care	13.0%
Industrials	12.4%
Communication Services	10.9%
Financials	5.2%
Consumer Staples	2.8%
Real Estate	2.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.0%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
CME Group, Inc.	Financials	Financial Exchanges & Data
Zoetis, Inc.	Health Care	Pharmaceuticals
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services
Adobe, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS GROWTH *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 0.7%		
Comcast Corp., Class A	132	$ 5,564
Interactive Home Entertainment – 1.5%		
Electronic Arts, Inc. (A)	116	11,746
Interactive Media & Services – 8.7%		
Alphabet, Inc., Class A (A)	30	32,224
Alphabet, Inc., Class C (A)	12	13,005
Facebook, Inc., Class A (A)	114	21,925
		67,154
Total Communication Services – 10.9%		84,464
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.8%		
V.F. Corp.	244	21,313
Automobile Manufacturers – 2.0%		
Ferrari N.V.	98	15,771
Footwear – 2.6%		
NIKE, Inc., Class B	235	19,762
Home Improvement Retail – 2.4%		
Home Depot, Inc. (The)	88	18,218
Internet & Direct Marketing Retail – 7.5%		
Amazon.com, Inc. (A)	21	39,204
Booking Holdings, Inc. (A)	10	18,721
		57,925
Specialty Stores – 0.7%		
Ulta Beauty, Inc. (A)	16	5,634
Total Consumer Discretionary – 18.0%		138,623
Consumer Staples		
Personal Products – 2.3%		
Estee Lauder Co., Inc. (The), Class A	98	17,927
Soft Drinks – 0.5%		
Monster Beverage Corp. (A)	59	3,785
Total Consumer Staples – 2.8%		21,712
Financials		
Financial Exchanges & Data – 5.2%		
CME Group, Inc.	150	29,020
S&P Global, Inc.	50	11,379
		40,399
Total Financials – 5.2%		40,399
Health Care		
Health Care Equipment – 4.9%		
Abiomed, Inc. (A)	27	$ 7,033
Danaher Corp.	139	19,909
Intuitive Surgical, Inc. (A)	21	11,068
		38,010
Life Sciences Tools & Services – 1.4%		
Illumina, Inc. (A)	30	10,934
Managed Health Care – 1.7%		
UnitedHealth Group, Inc.	53	12,981
Pharmaceuticals – 5.0%		
Pfizer, Inc.	333	14,417
Zoetis, Inc.	210	23,822
		38,239
Total Health Care – 13.0%		100,164
Industrials		
Aerospace & Defense – 2.9%		
Boeing Co. (The)	28	10,120
Northrop Grumman Corp.	37	11,858
		21,978
Construction Machinery & Heavy Trucks – 0.9%		
Caterpillar, Inc.	50	6,814
Industrial Machinery – 0.7%		
Stanley Black & Decker, Inc.	39	5,582
Railroads – 1.1%		
Union Pacific Corp.	52	8,743
Research & Consulting Services – 5.8%		
CoStar Group, Inc. (A)	39	21,442
Verisk Analytics, Inc., Class A	160	23,419
		44,861
Trucking – 1.0%		
J.B. Hunt Transport Services, Inc.	82	7,459
Total Industrials – 12.4%		95,437
Information Technology		
Application Software – 6.3%		
Adobe, Inc. (A)	78	22,835
Intuit, Inc.	65	16,986
salesforce.com, Inc. (A)	58	8,816
		48,637
Data Processing & Outsourced Services – 13.6%		
Broadridge Financial Solutions, Inc.	91	11,657
FleetCor Technologies, Inc. (A)	35	9,830
MasterCard, Inc., Class A	84	22,251
PayPal, Inc. (A)	208	23,765
Visa, Inc., Class A	218	37,747
		105,250
Internet Services & Infrastructure – 2.0%		
VeriSign, Inc. (A)	74	$ 15,478
Systems Software – 8.7%		
Microsoft Corp.	500	66,913
Technology Hardware, Storage & Peripherals – 4.6%		
Apple, Inc.	179	35,480
Total Information Technology – 35.2%		271,758
Real Estate		
Specialized REITs – 2.5%		
American Tower Corp., Class A	58	11,878
Equinix, Inc.	15	7,615
		19,493
Total Real Estate – 2.5%		19,493
TOTAL COMMON STOCKS – 100.0%		$772,050
(Cost: $527,802)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (B)	$ 412	412
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 412
(Cost: $412)		
TOTAL INVESTMENT SECURITIES – 100.1%		$772,462
(Cost: $528,214)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(635)
NET ASSETS – 100.0%		$ 771,827

JUNE 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$772,050	$ —	$—
Short-Term Securities	—	412	—
Total	$772,050	$412	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	**5.4%**
Financials	2.8%
Consumer Discretionary	1.5%
Energy	1.0%
Health Care	0.1%
Communication Services	0.0%
Consumer Staples	0.0%
Industrials	0.0%
Warrants	**0.0%**
Bonds	**86.8%**
Corporate Debt Securities	66.4%
Loans	20.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	7.8%

Quality Weightings

Non-Investment Grade	**86.8%**
BB	8.7%
B	48.6%
CCC	26.6%
Below CCC	0.7%
Non-rated	2.2%
Liabilities (Net of Cash and Other Assets), Cash Equivalents+ and Equities	13.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 0.0%		
Altice N.V., Class A (A)(B)	78	$ 278
Altice USA, Inc., Class A (A)	17	407
		685
Total Communication Services – 0.0%		685
Consumer Discretionary		
Apparel Retail – 0.0%		
True Religion Apparel, Inc. (A)(B)(C)	13	—*
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)(C)(D)	—*	—
Education Services – 0.8%		
Laureate Education, Inc., Class A (A)	443	6,954
Hotels, Resorts & Cruise Lines – 0.7%		
Studio City International Holdings Ltd. (A)	343	6,801
Total Consumer Discretionary – 1.5%		13,755
Consumer Staples		
Agricultural Products – 0.0%		
ASG Warrant Corp. (A)(C)	1	—
Total Consumer Staples – 0.0%		—
Energy		
Coal & Consumable Fuels – 0.0%		
Westmoreland Coal Co. (A)(C)	29	415
Oil & Gas Equipment & Services – 0.0%		
Larchmont Resources LLC (A)(B)(C)(D)(F)	1	252
Oil & Gas Exploration & Production – 0.1%		
Bellatrix Exploration Ltd. (A)(B)	436	300
Sabine Oil & Gas Corp. (A)(D)	—*	7
		307
Total Energy – 0.1%		974
Health Care		
Pharmaceuticals – 0.1%		
Advanz Pharma Corp. (A)(B)	35	570
Total Health Care – 0.1%		570
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (C)(D)	1,605	97
Total Industrials – 0.0%		97
TOTAL COMMON STOCKS – 1.7%		$16,081
(Cost: $13,992)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 2.8%		
iShares iBoxx $ High Yield Corporate Bond ETF	290	$25,282
TOTAL INVESTMENT FUNDS – 2.8%		$25,282
(Cost: $25,202)		
PREFERRED STOCKS		
Consumer Staples		
Agricultural Products – 0.0%		
Pinnacle Agriculture Enterprises LLC (A)(C)(D)	4,583	359
Total Consumer Staples – 0.0%		359
Energy		
Oil & Gas Exploration & Production – 0.9%		
Targa Resources Corp., 9.500% (A)(D)	8	8,166
Total Energy – 0.9%		8,166
TOTAL PREFERRED STOCKS – 0.9%		$ 8,525
(Cost: $10,499)		
WARRANTS		
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas Corp., expires 12-29-29 (D)(G)	1	4
Ultra Resources, Inc., expires 7-14-25 (G)	20	—*
		4
TOTAL WARRANTS – 0.0%		$ 4
(Cost: $13)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Advertising – 0.1%		
Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2-15-24	$ 573	590
Alternative Carriers – 0.1%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22 (H)	926	863
Broadcasting – 1.7%		
Clear Channel International B.V., 8.750%, 12-15-20 (E)	454	464
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22	9,435	9,615
Clear Channel Worldwide Holdings, Inc., 9.250%, 2-15-24 (E)	4,677	5,074
		15,153

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite – 8.1%		
Altice Financing S.A.:		
6.625%, 2-15-23 (E)	$ 950	$ 973
7.500%, 5-15-26 (E)	4,462	4,485
Altice France S.A.:		
7.375%, 5-1-26 (E)	7,396	7,581
8.125%, 2-1-27 (E)	6,013	6,314
Altice Luxembourg S.A., 10.500%, 5-15-27 (E)	11,289	11,599
Altice S.A.:		
7.250%, 5-15-22 (E)(I)	EUR 55	64
7.750%, 5-15-22 (E)	$ 2,510	2,551
6.250%, 2-15-25 (E)(I)	EUR 354	400
7.625%, 2-15-25 (E)	$ 5,952	5,598
Altice U.S. Finance I Corp.:		
5.375%, 7-15-23 (E)	3,161	3,248
5.500%, 5-15-26 (E)	2,745	2,879
Block Communications, Inc., 6.875%, 2-15-25 (E)	149	155
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.500%, 5-1-26 (E)	1,187	1,242
5.000%, 2-1-28 (E)	4,233	4,323
CSC Holdings LLC, 5.375%, 2-1-28 (E)	4,930	5,121
DISH DBS Corp.:		
5.875%, 7-15-22	2,310	2,345
5.875%, 11-15-24	1,724	1,631
7.750%, 7-1-26	2,821	2,765
Neptune Finco Corp., 6.625%, 10-15-25 (E)	788	843
VTR Finance B.V., 6.875%, 1-15-24 (E)	8,223	8,511
		72,628
Integrated Telecommunication Services – 5.1%		
Frontier Communications Corp.:		
6.875%, 1-15-25	6,315	3,537
11.000%, 9-15-25	8,236	5,106
8.500%, 4-1-26 (E)	8,357	8,106
8.000%, 4-1-27 (E)	10,033	10,434
GCI, Inc., 6.875%, 4-15-25	4,808	5,012
West Corp., 8.500%, 10-15-25 (E)	15,487	13,551
		45,746
Publishing – 0.4%		
E.W. Scripps Co., 5.125%, 5-15-25 (E)	351	337
MDC Partners, Inc., 6.500%, 5-1-24 (E)	3,426	3,148
		3,485
Wireless Telecommunication Service – 1.1%		
Digicel Group Ltd.:		
8.250%, 9-30-22 (E)	760	164
8.250%, 12-30-22 (E)	806	443
Digicel Group Ltd. (7.125% Cash or 2.000% PIK), 9.125%, 4-1-24 (E)(J)	1,285	264
Digicel International Finance Ltd., 8.750%, 5-25-24 (E)(H)	8,401	7,939

JUNE 30, 2019 (UNAUDITED)SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Digicel Ltd.,		
6.750%, 3-1-23 (E)	$ 2,507	$ 1,404
		10,214
Total Communication Services – 16.6%		148,679
Consumer Discretionary		
Auto Parts & Equipment – 0.1%		
Adient U.S. LLC,		
7.000%, 5-15-26 (E)	272	279
Panther BF Aggregator 2 L.P.,		
6.250%, 5-15-26 (E)	669	695
		974
Automotive Retail – 0.7%		
Allison Transmission, Inc.,		
5.000%, 10-1-24 (E)	781	797
Penske Automotive Group, Inc.,		
5.500%, 5-15-26	474	494
Sonic Automotive, Inc.:		
5.000%, 5-15-23	3,603	3,634
6.125%, 3-15-27	1,198	1,177
		6,102
Casinos & Gaming – 1.7%		
Everi Payments, Inc.,		
7.500%, 12-15-25 (E)	4,320	4,514
Gateway Casinos & Entertainment Ltd.,		
8.250%, 3-1-24 (E)	2,450	2,579
Golden Nugget, Inc.,		
6.750%, 10-15-24 (E)	5,273	5,431
Wynn Macau Ltd.:		
4.875%, 10-1-24 (E)	855	838
5.500%, 10-1-27 (E)	2,301	2,238
		15,600
Education Services – 2.3%		
Laureate Education, Inc.,		
8.250%, 5-1-25 (E)	19,228	21,006
Hotels, Resorts & Cruise Lines – 0.3%		
Boyne USA, Inc.,		
7.250%, 5-1-25 (E)	2,468	2,671
Leisure Facilities – 0.3%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC,		
5.375%, 4-15-27	2,137	2,217
Restaurants – 0.1%		
1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc.,		
5.000%, 10-15-25 (E)	1,061	1,069

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Consumer Services – 0.4%		
Nielsen Co. (Luxembourg) S.a.r.l. (The),		
5.500%, 10-1-21 (E)	$ 2,371	$ 2,380
Nielsen Finance LLC and Nielsen Finance Co.,		
5.000%, 4-15-22 (E)	896	895
		3,275
Specialty Stores – 3.4%		
Cumberland Farms, Inc.,		
6.750%, 5-1-25 (E)	1,904	2,018
Party City Holdings, Inc.,		
6.625%, 8-1-26 (E)(H)	1,912	1,855
Staples, Inc.:		
7.500%, 4-15-26 (E)	16,924	16,825
10.750%, 4-15-27 (E)	10,154	10,103
		30,801
Total Consumer Discretionary – 9.3%		83,715
Consumer Staples		
Food Distributors – 0.6%		
Performance Food Group, Inc.,		
5.500%, 6-1-24 (E)	2,754	2,813
U.S. Foods, Inc.,		
5.875%, 6-15-24 (E)	2,910	2,990
		5,803
Packaged Foods & Meats – 4.3%		
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7-15-24 (E)	5,708	5,872
5.750%, 6-15-25 (E)	4,650	4,836
JBS USA Lux S.A. and JBS USA Finance, Inc.,		
6.750%, 2-15-28 (E)	3,115	3,384
JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.),		
6.500%, 4-15-29 (E)	545	592
Pilgrim's Pride Corp.:		
5.750%, 3-15-25 (E)	881	894
5.875%, 9-30-27 (E)	3,082	3,194
Post Holdings, Inc.:		
5.500%, 3-1-25 (E)	781	806
5.000%, 8-15-26 (E)	1,267	1,284
5.750%, 3-1-27 (E)	5,618	5,801
Simmons Foods, Inc.:		
7.750%, 1-15-24 (E)	1,656	1,784
5.750%, 11-1-24 (E)	10,900	9,919
		38,366
Total Consumer Staples – 4.9%		44,169
Energy		
Oil & Gas Drilling – 1.0%		
Ensco plc,		
7.750%, 2-1-26	2,484	1,851

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Drilling (Continued)		
KCA Deutag UK Finance plc,		
7.250%, 5-15-21 (E)	$5,209	$3,920
Offshore Drilling Holding S.A.,		
8.375%, 9-20-20 (E)(K)	8,682	2,995
Offshore Group Investment Ltd.,		
0.000%, 11-1-19 (C)(L)	1,693	—*
		8,766
Oil & Gas Equipment & Services – 1.0%		
Brand Energy & Infrastructure Services, Inc.,		
8.500%, 7-15-25 (E)	3,292	2,983
McDermott Escrow 1, Inc. and McDermott Escrow 2, Inc.,		
10.625%, 5-1-24 (E)	4,298	4,017
Nine Energy Service, Inc.,		
8.750%, 11-1-23 (E)	1,917	1,869
SESI LLC,		
7.125%, 12-15-21	906	632
		9,501
Oil & Gas Exploration & Production – 3.5%		
Bellatrix Exploration Ltd.,		
8.500%, 9-11-23	1,022	1,037
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK),		
9.500%, 12-15-23 (J)	1,113	1,130
Chesapeake Energy Corp.:		
7.000%, 10-1-24 (H)	4,475	4,016
8.000%, 1-15-25 (H)	377	348
Crownrock L.P.,		
5.625%, 10-15-25 (E)	7,521	7,521
Endeavor Energy Resources L.P.:		
5.500%, 1-30-26 (E)	2,453	2,542
5.750%, 1-30-28 (E)	1,789	1,883
Extraction Oil & Gas, Inc.,		
5.625%, 2-1-26 (E)	3,370	2,721
Laredo Petroleum, Inc.,		
6.250%, 3-15-23 (H)	821	764
Sanchez Energy Corp.,		
7.250%, 2-15-23 (E)(H)	622	471
Seven Generations Energy Ltd.:		
6.750%, 5-1-23 (E)	5,646	5,745
5.375%, 9-30-25 (E)	2,523	2,428
Ultra Resources, Inc. (9.000% Cash or 2.000% PIK),		
11.000%, 7-12-24 (J)	1,005	382
WildHorse Resource Development Corp.,		
6.875%, 2-1-25	668	628
		31,616
Oil & Gas Refining & Marketing – 1.5%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10-1-24	1,081	1,092
6.375%, 7-1-26	386	388
Comstock Escrow Corp.,		
9.750%, 8-15-26	10,817	8,302

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Refining & Marketing (Continued)		
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5-1-24 (E)	$ 1,320	$ 304
8.000%, 2-15-25 (E)	1,386	302
7.750%, 5-15-26 (E)	1,933	1,725
QEP Resources, Inc., 5.625%, 3-1-26	1,599	1,503
		13,616
Total Energy – 7.0%		63,499
Financials		
Consumer Finance – 0.9%		
CURO Group Holdings Corp., 8.250%, 9-1-25 (E)	3,179	2,646
Quicken Loans, Inc., 5.750%, 5-1-25 (E)	5,176	5,330
		7,976
Financial Exchanges & Data – 1.2%		
Refinitiv U.S. Holdings, Inc.:		
6.250%, 5-15-26 (E)	2,561	2,634
8.250%, 11-15-26 (E)	8,449	8,690
		11,324
Insurance Brokers – 1.1%		
NFP Corp., 6.875%, 7-15-25 (E)	10,370	10,263
Other Diversified Financial Services – 1.5%		
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 12-1-19 (E)(J)(M)	26,095	13,570
Property & Casualty Insurance – 1.1%		
Amwins Group, Inc., 7.750%, 7-1-26 (E)	3,153	3,263
Hub International Ltd., 7.000%, 5-1-26 (E)	6,394	6,482
		9,745
Specialized Finance – 2.0%		
BCPE Cycle Merger Sub II, Inc., 10.625%, 7-15-27 (E)	5,496	5,565
Compass Group Diversified Holdings LLC, 8.000%, 5-1-26 (E)	2,534	2,642
Hadrian Merger Sub, Inc., 8.500%, 5-1-26 (E)	4,714	4,455
Tervita Escrow Corp., 7.625%, 12-1-21 (E)	1,289	1,311
TMX Finance LLC and TitleMax Finance Corp., 11.125%, 4-1-23 (E)	3,903	3,688
		17,661

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Thrifts & Mortgage Finance – 0.3%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.375%, 6-15-25 (E)	$2,943	$ 2,766
Total Financials – 8.1%		73,305
Health Care		
Health Care Facilities – 2.3%		
DaVita HealthCare Partners, Inc., 5.125%, 7-15-24	548	548
MPH Acquisition Holdings LLC, 7.125%, 6-1-24 (E)	1,906	1,787
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc., 9.750%, 12-1-26 (E)	11,472	12,017
Surgery Center Holdings, Inc., 10.000%, 4-15-27 (E)	6,050	6,035
		20,387
Health Care Services – 0.1%		
Polaris Intermediate Corp., 8.500%, 12-1-22 (E)	1,307	1,153
Health Care Technology – 1.1%		
Verscend Holding Corp., 9.750%, 8-15-26 (E)	9,366	9,741
Life Sciences Tools & Services – 0.9%		
Avantor, Inc., 9.000%, 10-1-25 (E)	6,976	7,778
Pharmaceuticals – 2.2%		
Advanz Pharma Corp., 8.000%, 9-6-24	430	417
Bausch Health Cos., Inc., 6.125%, 4-15-25 (E)	1,727	1,761
Eagle Holding Co. II LLC (7.750% Cash or 7.750% PIK), 7.750%, 5-15-22 (E)(J)	6,101	6,147
Par Pharmaceutical, Inc., 7.500%, 4-1-27 (E)	3,609	3,546
Valeant Pharmaceuticals International, Inc.:		
5.500%, 11-1-25 (E)	1,252	1,305
9.000%, 12-15-25 (E)	855	955
9.250%, 4-1-26 (E)	2,515	2,814
8.500%, 1-31-27 (E)	3,270	3,596
		20,541
Total Health Care – 6.6%		59,600
Industrials		
Aerospace & Defense – 2.6%		
TransDigm UK Holdings plc, 6.875%, 5-15-26	2,171	2,197
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7-15-22	5,075	5,126
6.500%, 7-15-24	6,077	6,153

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Aerospace & Defense (Continued)		
6.500%, 5-15-25	$ 1,162	$ 1,175
6.250%, 3-15-26 (E)	3,744	3,917
6.375%, 6-15-26	2,490	2,521
7.500%, 3-15-27 (E)	2,673	2,790
		23,879
Air Freight & Logistics – 1.0%		
XPO Logistics, Inc., 6.750%, 8-15-24 (E)	8,095	8,632
Diversified Support Services – 0.4%		
Ahern Rentals, Inc., 7.375%, 5-15-23 (E)	3,901	3,462
United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 5.875%, 9-15-26	472	503
		3,965
Environmental & Facilities Services – 1.2%		
GFL Environmental, Inc.:		
5.625%, 5-1-22 (E)	820	826
5.375%, 3-1-23 (E)	4,399	4,355
7.000%, 6-1-26 (E)	3,835	3,926
8.500%, 5-1-27 (E)	952	1,025
Waste Pro USA, Inc., 5.500%, 2-15-26 (E)	482	493
		10,625
Industrial Machinery – 0.1%		
Apex Tool Group LLC and BC Mountain Finance, Inc., 9.000%, 2-15-23 (E)	700	625
Security & Alarm Services – 0.8%		
Prime Security Services Borrower LLC and Prime Finance, Inc., 9.250%, 5-15-23 (E)	6,620	6,952
Total Industrials – 6.1%		54,678
Information Technology		
Application Software – 1.3%		
Kronos Acquisition Holdings, Inc., 9.000%, 8-15-23 (E)	13,902	12,222
Data Processing & Outsourced Services – 1.6%		
Italics Merger Sub, Inc., 7.125%, 7-15-23 (E)	12,951	13,180
j2 Cloud Services LLC and j2 Global, Inc., 6.000%, 7-15-25 (E)	1,192	1,249
		14,429
IT Consulting & Other Services – 1.5%		
Cardtronics, Inc. and Cardtronics USA, Inc., 5.500%, 5-1-25 (E)	687	683

JUNE 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
IT Consulting & Other Services (Continued)		
NCR Escrow Corp.:		
5.875%, 12-15-21	$ 4,719	$ 4,780
6.375%, 12-15-23	4,266	4,400
Pioneer Holding Corp.,		
9.000%, 11-1-22 (E)	3,739	3,842
		13,705
Total Information Technology – 4.4%		**40,356**
Materials		
Aluminum – 1.4%		
Constellium N.V.:		
5.750%, 5-15-24 (E)	3,551	3,631
6.625%, 3-1-25 (E)	4,140	4,295
5.875%, 2-15-26 (E)	2,322	2,386
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8-15-24 (E)	1,471	1,542
5.875%, 9-30-26 (E)	985	998
		12,852
Commodity Chemicals – 0.5%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (E)	2,943	3,046
5.250%, 6-1-27 (E)	1,177	1,252
		4,298
Construction Materials – 0.6%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (E)	6,615	5,871
Fertilizers & Agricultural Chemicals – 0.2%		
Pinnacle Operating Corp.,		
9.000%, 5-15-23 (E)	6,601	2,178
Metal & Glass Containers – 0.4%		
ARD Finance S.A. (7.125% Cash or 7.875% PIK),		
7.125%, 9-15-23 (J)	548	560
ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK),		
8.750%, 1-31-23 (E)(H)(J)	1,583	1,595
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (E)	408	420
7.625%, 1-15-25 (E)	611	631
		3,206
Specialty Chemicals – 0.3%		
Kraton Polymers LLC and Kraton Polymers Capital Corp.,		
7.000%, 4-15-25 (E)	2,657	2,690
Total Materials – 3.4%		**31,095**
TOTAL CORPORATE DEBT SECURITIES – 66.4%		**$599,096**
(Cost: $626,630)		

LOANS (N)	Principal	Value
Communication Services		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps),		
5.580%, 7-25-21	$ 794	$ 722
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps),		
8.830%, 7-25-22	2,751	2,161
		2,883
Cable & Satellite – 0.0%		
Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps),		
5.894%, 1-7-22 (C)	96	96
Integrated Telecommunication Services – 0.9%		
West Corp.,		
0.000%, 10-10-24 (O)	1,372	1,279
West Corp. (3-Month ICE LIBOR plus 400 bps),		
6.522%, 10-10-24	8,255	7,691
		8,970
Publishing – 0.1%		
Recorded Books, Inc. (ICE LIBOR plus 450 bps),		
6.830%, 8-31-25	1,135	1,136
Wireless Telecommunication Service – 0.1%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps),		
5.780%, 5-27-24	915	791
Total Communication Services – 1.4%		**13,876**
Consumer Discretionary		
Apparel Retail – 0.7%		
Talbots, Inc. (The) (ICE LIBOR plus 700 bps),		
9.439%, 11-28-22 (C)	5,283	5,099
TRLG Intermediate Holdings LLC,		
10.000%, 10-27-22 (C)	1,529	1,437
		6,536
Department Stores – 0.2%		
Belk, Inc. (ICE LIBOR plus 475 bps),		
7.285%, 12-10-22	2,270	1,827
Housewares & Specialties – 0.3%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps),		
6.402%, 5-15-23	2,573	2,419
Leisure Facilities – 0.3%		
United PF Holdings LLC,		
0.000%, 6-14-26 (O)	364	363
United PF Holdings LLC (ICE LIBOR plus 450 bps),		
6.901%, 6-10-26	2,658	2,655
		3,018

LOANS (N) (Continued)	Principal	Value
Restaurants – 0.2%		
NPC International, Inc. (ICE LIBOR plus 750 bps),		
9.939%, 4-18-25	$3,326	$ 1,971
Specialized Consumer Services – 0.2%		
Asurion LLC (ICE LIBOR plus 600 bps),		
8.902%, 8-4-25	1,861	1,885
Specialty Stores – 1.3%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps),		
7.592%, 10-16-23	2,595	2,327
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps),		
11.842%, 5-21-24	3,971	3,474
Staples, Inc. (ICE LIBOR plus 500 bps),		
7.601%, 7-12-26	6,091	5,839
		11,640
Textiles – 0.5%		
SIWF Holdings, Inc.,		
0.000%, 6-15-25 (C)(O)	411	407
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps),		
6.654%, 6-15-25 (C)	3,830	3,792
		4,199
Total Consumer Discretionary – 3.7%		**33,495**
Consumer Staples		
Hypermarkets & Super Centers – 0.2%		
GOBP Holdings, Inc. (ICE LIBOR plus 375 bps),		
6.135%, 10-22-25	1,383	1,381
Total Consumer Staples – 0.2%		**1,381**
Energy		
Coal & Consumable Fuels – 0.9%		
Foresight Energy LLC (ICE LIBOR plus 725 bps),		
8.272%, 3-28-22	6,950	5,641
Westmoreland Coal Co. (ICE LIBOR plus 650 bps),		
10.660%, 3-15-22 (C)	728	728
Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK),		
15.000%, 3-15-29 (C)(J)	1,733	1,404
		7,773
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (9.460% Cash or 9.460% PIK),		
9.460%, 8-7-20 (C)(F)(J)	757	705
Oil & Gas Exploration & Production – 0.5%		
California Resources Corp. (ICE LIBOR plus 1,037.50 bps),		
12.777%, 12-31-21	2,885	2,922

JUNE 30, 2019 (UNAUDITED)
HIGH INCOME *(in thousands)*

LOANS (N) (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
California Resources Corp. (ICE LIBOR plus 475 bps), 7.152%, 12-31-22	$ 1,928	$ 1,840
		4,762
Oil & Gas Storage & Transportation – 1.2%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 13.272%, 2-16-21	1,911	1,795
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 8.272%, 8-12-20	3,037	2,976
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 7.410%, 3-1-26	6,000	5,893
Lower Cadence Holdings LLC (ICE LIBOR plus 400 bps), 6.404%, 5-8-26	684	680
		11,344
Total Energy – 2.7%		24,584
Financials		
Asset Management & Custody Banks – 0.4%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 9.144%, 7-20-26	4,048	4,058
Financial Exchanges & Data – 0.4%		
Hudson River Trading LLC (3-Month U.S. LIBOR plus 350 bps), 5.830%, 4-3-25	3,367	3,361
Insurance Brokers – 0.3%		
NFP Corp. (ICE LIBOR plus 300 bps), 5.402%, 1-8-24	2,512	2,439
Investment Banking & Brokerage – 0.6%		
Jane Street Group LLC (ICE LIBOR plus 300 bps), 5.402%, 8-25-22	5,046	5,010
Property & Casualty Insurance – 0.9%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 6.902%, 2-28-25	8,415	8,152
Specialized Finance – 0.3%		
Mayfield Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 10.902%, 2-28-26	2,807	2,751
Total Financials – 2.9%		25,771
Health Care		
Health Care Equipment – 0.1%		
LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps), 12.160%, 10-1-25 (C)	632	572

LOANS (N) (Continued)	Principal	Value
Health Care Facilities – 1.7%		
Gentiva Health Services, Inc. (3-Month ICE LIBOR plus 375 bps), 6.188%, 7-2-25	$ 7,360	$ 7,360
Gentiva Health Services, Inc. (ICE LIBOR plus 700 bps), 11.500%, 7-2-26	1,897	1,916
RegionalCare Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 6.904%, 11-16-25	6,422	6,379
		15,655
Health Care Services – 1.6%		
Heartland Dental LLC, 0.000%, 4-30-25 (O)	90	85
Heartland Dental LLC (ICE LIBOR plus 375 bps), 6.152%, 4-30-25	4,007	3,789
U.S. Renal Care, Inc., 0.000%, 6-14-26 (O)	10,991	10,773
		14,647
Health Care Technology – 1.0%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 6.902%, 8-27-25	8,962	8,957
Pharmaceuticals – 0.1%		
Concordia International Corp. (ICE LIBOR plus 550 bps), 7.911%, 9-6-24	1,170	1,122
Total Health Care – 4.5%		40,953
Industrials		
Building Products – 0.1%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 10.402%, 3-27-22 (C)	1,074	1,052
Construction & Engineering – 1.0%		
McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 7.402%, 5-10-25	8,449	8,303
Tensar International Corp. (ICE LIBOR plus 850 bps), 10.830%, 7-10-22 (C)	1,119	996
		9,299
Industrial Conglomerates – 0.7%		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 7.902%, 10-20-22 (C)	5,040	5,097
PAE Holding Corp. (ICE LIBOR plus 950 bps), 11.830%, 10-20-23	798	782
		5,879

LOANS (N) (Continued)	Principal	Value
Industrial Machinery – 1.4%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 10.830%, 1-30-23	$13,354	$ 13,086
Total Industrials – 3.2%		29,316
Information Technology		
Application Software – 0.3%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 9.330%, 9-19-25	1,954	1,971
Kronos Acquisition Holdings, Inc. (ICE LIBOR plus 700 bps), 9.402%, 5-15-23 (C)	534	528
		2,499
Communications Equipment – 0.4%		
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), 6.939%, 11-30-25	1,895	1,806
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), 11.189%, 11-30-26	1,796	1,572
		3,378
Data Processing & Outsourced Services – 0.6%		
Colorado Buyer, Inc. (ICE LIBOR plus 300 bps), 9.670%, 5-1-25	2,171	1,876
Great Dane Merger Sub, Inc. (ICE LIBOR plus 375 bps), 6.152%, 5-21-25 (C)	3,161	3,114
		4,990
Total Information Technology – 1.3%		10,867
Materials		
Construction Materials – 0.5%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 6.402%, 5-31-25	4,320	4,152
Total Materials – 0.5%		4,152
TOTAL LOANS – 20.4%		$184,395
(Cost: $193,247)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (P) – 7.0%		
Diageo Capital plc (GTD by Diageo plc), 3.010%, 7-10-19	5,000	4,996
International Paper Co., 2.575%, 7-9-19	5,000	4,996
McCormick & Co., Inc., 3.100%, 7-11-19	4,000	3,996
Mondelez International, Inc.: 2.565%, 7-2-19	9,000	8,998

JUNE 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (P) (Continued)		
2.840%, 7-16-19	$ 3,000	$ 2,996
2.810%, 7-18-19	4,000	3,994
2.720%, 7-29-19	10,000	9,978
Prudential Funding LLC (GTD by Prudential Financial, Inc.),		
2.350%, 7-1-19	6,806	6,805
Virginia Electric and Power Co.:		
3.150%, 7-10-19	4,000	3,997
2.940%, 7-17-19	5,000	4,993
2.870%, 7-22-19	8,000	7,986
		63,735
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.620%, 7-5-19 (Q)	6,869	6,869

SHORT-TERM SECURITIES (Continued)	Shares	Value
Money Market Funds – 0.3%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares,		
2.360%, (R)(S)	2,597	$ 2,597
TOTAL SHORT-TERM SECURITIES – 8.1%		$ 73,201
(Cost: $73,215)		
TOTAL INVESTMENT SECURITIES – 100.3%		$906,584
(Cost: $942,798)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(2,719)
NET ASSETS – 100.0%		$903,865

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities whose value was determined using significant unobservable inputs.

(D) Restricted securities. At June 30, 2019, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
BIS Industries Ltd.	12-22-17	1,605	$ 151	$ 97
Larchmont Resources LLC	12-8-16	1	340	252
New Cotai Participation Corp., Class B	4-12-13	—*	62	—
Sabine Oil & Gas Corp.	12-7-16	—*	12	7
Pinnacle Agriculture Enterprises LLC	3-10-17	4,583	2,083	359
Targa Resources Corp., 9.500%	10-24-17	8	8,416	8,166
Sabine Oil & Gas Corp., expires 12-29-29	12-7-16	1	7	4
			$11,071	$8,885

The total value of these securities represented 1.0% of net assets at June 30, 2019.

(E) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2019 the total value of these securities amounted to $509,657 or 56.4% of net assets.

(F) Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities.

(G) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(H) All or a portion of securities with an aggregate value of $4,642 are on loan.

(I) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(J) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(K) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at June 30, 2019.

(L) Zero coupon bond.

(M) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(N) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(O) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(P) Rate shown is the yield to maturity at June 30, 2019.

JUNE 30, 2019 (UNAUDITED)

(Q)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(R)Investment made with cash collateral received from securities on loan.

(S)Rate shown is the annualized 7-day yield at June 30, 2019.

The following forward foreign currency contracts were outstanding at June 30, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	631	U.S. Dollar	715	7-5-19	Morgan Stanley International	$—	$3

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 407	$ 278	$ —
Consumer Discretionary	13,755	—	—*
Energy	300	7	667
Health Care	570	—	—
Industrials	—	—	97
Total Common Stocks	$15,032	$ 285	$ 764
Investment Funds	25,282	—	—
Preferred Stocks	—	8,166	359
Warrants	—	4	—
Corporate Debt Securities	—	599,096	—*
Loans	—	159,368	25,027
Short-Term Securities	2,597	70,604	—
Total	$ 42,911	$837,523	$26,150
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 3	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Loans
Beginning Balance 1-1-19	$ 4,144	$ 410	$50,874
Net realized gain (loss)	434	—	20
Net change in unrealized appreciation (depreciation)	(169)	(51)	(2,931)
Purchases	—*	—	4,541
Sales	(3,645)	—	(3,865)
Amortization/Accretion of premium/discount	—	—	(65)
Transfers into Level 3 during the period	—	—	7,934
Transfers out of Level 3 during the period	—	—	(31,481)
Ending Balance 6-30-19	$ 764	$359	$25,027
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-19	$ 264	$ (51)	$ (2,166)

Information about Level 3 fair value measurements:

	Fair Value at 6-30-19	Valuation Technique(s)	Unobservable Input(s)	Input value(s)
Assets				
Common Stocks	$ —*	Net asset approach	Adjusted book value multiple	0x
	97	Market comparable approach	Adjusted EBITDA multiple	6.00x
	667	Third-party valuation service	Broker quote	N/A
Preferred Stocks	359	Market comparable approach	Adjusted EBITDA multiple	9.69x
			Illiquidity discount	10%
		Option pricing model	Volatility	9.88%
Loans	25,027	Third-party valuation service	Broker quotes	N/A

Significant increases (decreases) in the adjusted EBITDA multiple inputs as of the reporting date would result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input as of the reporting date would result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
PIK = Payment In Kind
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	92.0%
Consumer Discretionary	13.7%
Industrials	12.2%
Financials	11.9%
Health Care	11.2%
Consumer Staples	10.9%
Energy	10.8%
Materials	6.6%
Information Technology	6.4%
Communication Services	6.1%
Utilities	1.2%
Real Estate	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	8.0%

Country Weightings

Europe	60.4%
United Kingdom	12.6%
Germany	12.6%
Switzerland	11.3%
France	10.0%
Netherlands	3.6%
Other Europe	10.3%
Pacific Basin	24.8%
Japan	10.9%
China	6.8%
Other Pacific Basin	7.1%
North America	5.7%
Canada	3.7%
Other North America	2.0%
Other	1.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	8.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Total S.A.	France	Energy	Integrated Oil & Gas
SAP AG	Germany	Information Technology	Application Software
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Airbus SE	France	Industrials	Aerospace & Defense
Unilever plc	United Kingdom	Consumer Staples	Personal Products
Tokio Marine Holdings, Inc.	Japan	Financials	Property & Casualty Insurance
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Orange S.A.	France	Communication Services	Integrated Telecommunication Services
Ferguson plc	Switzerland	Industrials	Trading Companies & Distributors

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Materials – 2.7%		
BHP Group plc	224	$ 5,723
BHP Group plc ADR	87	4,426
Newcrest Mining Ltd.	401	9,009
		19,158
Total Australia – 2.7%		$ 19,158
Canada		
Consumer Discretionary – 0.6%		
Dollarama, Inc.	111	3,915
Energy – 3.1%		
Canadian Natural Resources Ltd.	306	8,246
Seven Generations Energy Ltd., Class A (A)	960	4,706
Suncor Energy, Inc.	300	9,345
		22,297
Total Canada – 3.7%		$ 26,212
China		
Consumer Discretionary – 3.1%		
Alibaba Group Holding Ltd. ADR (A)(B)	75	12,692
Huayu Automotive Systems Co. Ltd., A Shares	2,989	9,410
		22,102
Consumer Staples – 1.3%		
Wuliangye Yibin Co. Ltd., A Shares	540	9,289
Financials – 1.4%		
China Construction Bank Corp.	11,688	10,075
Industrials – 1.0%		
Han's Laser Technology Industry Group Co. Ltd., A Shares	1,421	7,135
Total China – 6.8%		$ 48,601
Finland		
Information Technology – 1.1%		
Nokia Corp., Series A ADR	783	3,921
Nokia OYJ	776	3,863
		7,784
Total Finland – 1.1%		$ 7,784
France		
Communication Services – 1.8%		
Criteo S.A. ADR (A)	10	165
Orange S.A.	804	12,674
		12,839
Consumer Staples – 1.6%		
Danone S.A.	131	11,087

COMMON STOCKS (Continued)	Shares	Value
Energy – 2.8%		
Total S.A.	359	$ 20,136
Industrials – 3.8%		
Airbus SE	124	17,563
Schneider Electric S.A.	107	9,643
		27,206
Total France – 10.0%		$ 71,268
Germany		
Consumer Discretionary – 2.4%		
adidas AG	32	9,980
Continental AG	49	7,150
		17,130
Financials – 1.0%		
Commerzbank AG	965	6,927
Health Care – 4.5%		
Bayer AG	162	11,258
Fresenius Medical Care AG & Co. KGaA	131	10,272
Merck KGaA	104	10,853
		32,383
Information Technology – 2.5%		
SAP AG	135	18,465
Real Estate – 1.0%		
Deutsche Wohnen AG	195	7,156
Utilities – 1.2%		
E.ON AG	785	8,517
Total Germany – 12.6%		$ 90,578
Hong Kong		
Financials – 3.3%		
AIA Group Ltd.	1,126	12,162
Hong Kong Exchanges and Clearing Ltd.	335	11,830
		23,992
Total Hong Kong – 3.3%		$ 23,992
Ireland		
Materials – 1.4%		
CRH plc	319	10,417
Total Ireland – 1.4%		$ 10,417
Italy		
Financials – 1.4%		
UniCredit S.p.A.	824	10,139
Total Italy – 1.4%		$ 10,139
Japan		
Communication Services – 0.8%		
Nintendo Co. Ltd.	15	5,540

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary – 4.5%		
Isuzu Motors Ltd.	822	$ 9,388
Sony Corp.	55	2,874
Subaru Corp.	504	12,278
Zozo, Inc.	433	8,128
		32,668
Consumer Staples – 1.2%		
Seven & i Holdings Co. Ltd.	249	8,447
Energy – 1.1%		
Inpex Corp.	845	7,654
Financials – 1.8%		
Tokio Marine Holdings, Inc.	263	13,206
Industrials – 1.2%		
SMC Corp.	24	8,810
Information Technology – 0.3%		
Tokyo Electron Ltd.	14	2,010
Total Japan – 10.9%		$ 78,335
Luxembourg		
Energy – 1.1%		
Tenaris S.A.	279	3,655
Tenaris S.A. ADR	151	3,973
		7,628
Total Luxembourg – 1.1%		$ 7,628
Netherlands		
Health Care – 1.1%		
Qiagen N.V. (A)	195	7,929
Industrials – 2.5%		
Koninklijke Philips Electronics N.V., Ordinary Shares	213	9,281
Randstad Holding N.V. (A)	152	8,365
		17,646
Total Netherlands – 3.6%		$ 25,575
Norway		
Communication Services – 1.1%		
Telenor ASA	370	7,867
Financials – 1.6%		
DNB ASA	612	11,396
Total Norway – 2.7%		$ 19,263
South Africa		
Communication Services – 1.1%		
Naspers Ltd., Class N	33	7,915
Total South Africa – 1.1%		$ 7,915

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
South Korea		
Information Technology – 1.1%		
Samsung Electronics Co. Ltd.	192	$ 7,828
Total South Korea – 1.1%		$ 7,828
Spain		
Consumer Discretionary – 1.2%		
Industria de Diseno Textil S.A.	296	8,894
Total Spain – 1.2%		$ 8,894
Sweden		
Financials – 1.4%		
Swedbank AB	696	10,475
Total Sweden – 1.4%		$10,475
Switzerland		
Consumer Staples – 2.8%		
Nestle S.A., Registered Shares	197	20,384
Health Care – 5.6%		
Lonza Group Ltd., Registered Shares	21	6,921
Novartis AG ADR	83	7,582
Novartis AG, Registered Shares	83	7,623
Roche Holdings AG, Genusscheine	65	18,390
		40,516
Industrials – 1.7%		
Ferguson plc	173	12,336
Materials – 1.2%		
Glencore International plc	2,446	8,465
Total Switzerland – 11.3%		$ 81,701
United Kingdom		
Communication Services – 1.3%		
BT Group plc	3,853	9,635
Consumer Discretionary – 1.2%		
Whitbread plc (C)	150	8,837
Consumer Staples – 4.0%		
British American Tobacco plc	263	9,200
Imperial Tobacco Group plc	296	6,949
Unilever plc	215	13,364
		29,513
Energy – 2.7%		
BP plc	1,219	8,494
BP plc ADR	89	3,732
FMC Technologies, Inc.	258	6,698
Technip-Coflexip	37	954
		19,878
Industrials – 2.0%		
Babcock International Group plc	931	$ 5,419
BAE Systems plc	1,518	9,542
		14,961
Information Technology – 1.4%		
Amdocs Ltd.	161	9,996
Total United Kingdom – 12.6%		$ 92,820
United States		
Consumer Discretionary – 0.7%		
Booking Holdings, Inc. (A)	3	5,062
Total United States – 0.7%		$ 5,062
TOTAL COMMON STOCKS – 90.7%		$653,645
(Cost: $670,480)		

INVESTMENT FUNDS		
United States – 1.3%		
SPDR Gold Trust (A)	69	9,187
TOTAL INVESTMENT FUNDS – 1.3%		$ 9,187
(Cost: $8,457)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 5.4%		
Diageo Capital plc (GTD by Diageo plc) 3.010%, 7-10-19	$5,000	4,996
Florida Power & Light Co. 3.070%, 7-12-19	5,000	4,995
General Mills, Inc. 2.860%, 7-15-19	5,000	4,994
McCormick & Co., Inc.:		
2.492%, 7-9-19	5,000	4,996
3.100%, 7-11-19	7,200	7,193
Mondelez International, Inc.:		
2.603%, 7-1-19	5,000	4,999
2.750%, 7-24-19	1,500	1,497
Virginia Electric and Power Co. 2.940%, 7-17-19	5,000	4,993
		38,663
Master Note – 1.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.620%, 7-5-19 (E)	7,407	7,407
	Shares	
Money Market Funds – 1.1%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (F)(G)	8,253	8,253
	Principal	
United States Government Agency Obligations – 1.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.400%, 7-7-19 (E)	$10,192	$ 10,192
		10,192
TOTAL SHORT-TERM SECURITIES – 8.9%		$ 64,515
(Cost: $64,524)		
TOTAL INVESTMENT SECURITIES – 100.9%		$727,347
(Cost: $743,461)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)%		(6,582)
NET ASSETS – 100.0%		$720,765

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $881 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(C)All or a portion of securities with an aggregate value of $7,855 are on loan.

(D)Rate shown is the yield to maturity at June 30, 2019.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Rate shown is the annualized 7-day yield at June 30, 2019.

(G)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at June 30, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	67,942	Japanese Yen	7,500,633	7-5-19	Deutsche Bank AG	$1,644	$—
Chinese Yuan Renminbi Offshore	395,405	U.S. Dollar	57,601	8-15-19	Deutsche Bank AG	60	—
						$1,704	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 165	$ 43,631	$—
Consumer Discretionary	21,669	76,939	—
Consumer Staples	—	78,720	—
Energy	36,700	40,893	—
Financials	—	86,210	—
Health Care	12,577	68,251	—
Industrials	—	88,094	—
Information Technology	13,917	32,166	—
Materials	4,426	33,614	—
Real Estate	—	7,156	—
Utilities	—	8,517	—
Total Common Stocks	$ 89,454	$ 564,191	$—
Investment Funds	9,187	—	—
Short-Term Securities	8,253	56,262	—
Total	$106,894	$620,453	$—
Forward Foreign Currency Contracts	$ —	$ 1,704	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over The Counter
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)	
Consumer Discretionary	13.7%
Industrials	12.2%
Financials	11.9%
Health Care	11.2%
Energy	10.9%
Consumer Staples	10.8%
Materials	6.6%
Information Technology	6.4%
Communication Services	6.1%
Utilities	1.2%
Real Estate	1.0%
Other+	8.0%

+ Includes liabilities (Net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.3%
Information Technology	25.3%
Consumer Discretionary	20.8%
Industrials	18.0%
Health Care	17.9%
Financials	5.2%
Materials	4.1%
Communication Services	3.6%
Consumer Staples	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.7%

Top 10 Equity Holdings

Company	Sector	Industry
CoStar Group, Inc.	Industrials	Research & Consulting Services
Tractor Supply Co.	Consumer Discretionary	Specialty Stores
Zoetis, Inc.	Health Care	Pharmaceuticals
Chipotle Mexican Grill, Inc., Class A	Consumer Discretionary	Restaurants
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment
ServiceNow, Inc.	Information Technology	Systems Software
Keysight Technologies, Inc.	Information Technology	Electronic Equipment & Instruments
TransUnion	Industrials	Research & Consulting Services
MarketAxess Holdings, Inc.	Financials	Financial Exchanges & Data
Guidewire Software, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.7%		
Electronic Arts, Inc. (A)	137	$ 13,899
Interactive Media & Services – 0.9%		
Twitter, Inc. (A)	137	4,774
Total Communication Services – 3.6%		**18,673**
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.9%		
Burberry Group plc (B)	235	5,568
lululemon athletica, Inc. (A)	52	9,424
		14,992
Auto Parts & Equipment – 1.7%		
BorgWarner, Inc.	206	8,640
Automotive Retail – 1.6%		
O'Reilly Automotive, Inc. (A)	23	8,410
Department Stores – 0.3%		
Nordstrom, Inc.	57	1,810
Internet & Direct Marketing Retail – 3.5%		
GrubHub, Inc. (A)	107	8,371
MercadoLibre, Inc. (A)	16	9,699
		18,070
Restaurants – 4.5%		
Chipotle Mexican Grill, Inc., Class A (A)	19	13,934
Dunkin Brands Group, Inc.	114	9,070
		23,004
Specialty Stores – 6.3%		
Tiffany & Co.	78	7,310
Tractor Supply Co.	137	14,947
Ulta Beauty, Inc. (A)	30	10,292
		32,549
Total Consumer Discretionary – 20.8%		**107,475**
Consumer Staples		
Food Retail – 1.2%		
Sprouts Farmers Market, Inc. (A)	318	6,001
Packaged Foods & Meats – 1.2%		
Hershey Foods Corp.	46	6,108
Total Consumer Staples – 2.4%		**12,109**
Financials		
Financial Exchanges & Data – 2.6%		
Chicago Board Options Exchange, Inc.	25	2,613
MarketAxess Holdings, Inc.	34	10,911
		13,524

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 2.6%		
First Republic Bank	85	$ 8,340
SVB Financial Group (A)	22	4,994
		13,334
Total Financials – 5.2%		**26,858**
Health Care		
Biotechnology – 1.9%		
BioMarin Pharmaceutical, Inc. (A)	56	4,790
Seattle Genetics, Inc. (A)	74	5,135
		9,925
Health Care Equipment – 8.0%		
Abiomed, Inc. (A)	29	7,673
DexCom, Inc. (A)	61	9,168
Edwards Lifesciences Corp. (A)	52	9,664
Glaukos Corp. (A)	87	6,554
Intuitive Surgical, Inc. (A)	16	8,403
		41,462
Health Care Services – 1.4%		
Laboratory Corp. of America Holdings (A)	41	7,018
Health Care Supplies – 0.9%		
National Vision Holdings, Inc. (A)	156	4,800
Health Care Technology – 1.8%		
Cerner Corp.	126	9,204
Life Sciences Tools & Services – 1.1%		
Agilent Technologies, Inc.	78	5,855
Pharmaceuticals – 2.8%		
Zoetis, Inc.	126	14,288
Total Health Care – 17.9%		**92,552**
Industrials		
Aerospace & Defense – 1.6%		
Harris Corp.	43	8,218
Building Products – 2.6%		
A. O. Smith Corp.	154	7,281
Trex Co., Inc. (A)	82	5,915
		13,196
Industrial Conglomerates – 1.8%		
Fortive Corp.	117	9,539
Industrial Machinery – 4.5%		
Gardner Denver Holdings, Inc. (A)	113	3,916
IDEX Corp.	54	9,379
Middleby Corp. (A)	72	9,796
		23,091
Research & Consulting Services – 5.6%		
CoStar Group, Inc. (A)	32	17,494
TransUnion	153	11,259
		28,753

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 1.9%		
Fastenal Co. (C)	309	$ 10,080
Total Industrials – 18.0%		**92,877**
Information Technology		
Application Software – 3.6%		
DocuSign, Inc. (A)	62	3,079
Guidewire Software, Inc. (A)	102	10,314
Tyler Technologies, Inc. (A)	25	5,469
		18,862
Communications Equipment – 1.6%		
Arista Networks, Inc. (A)	31	8,176
Data Processing & Outsourced Services – 2.8%		
Jack Henry & Associates, Inc.	31	4,108
Square, Inc., Class A (A)	140	10,131
		14,239
Electronic Components – 1.7%		
Maxim Integrated Products, Inc.	144	8,628
Electronic Equipment & Instruments – 3.2%		
Coherent, Inc. (A)	25	3,388
Keysight Technologies, Inc. (A)	126	11,351
Novanta, Inc. (A)	20	1,875
		16,614
Internet Services & Infrastructure – 1.4%		
Twilio, Inc., Class A (A)	55	7,455
Semiconductor Equipment – 1.9%		
Teradyne, Inc.	208	9,975
Semiconductors – 4.5%		
Microchip Technology, Inc. (C)	101	8,789
Monolithic Power Systems, Inc.	57	7,761
Universal Display Corp.	36	6,746
		23,296
Systems Software – 4.6%		
CrowdStrike Holdings, Inc., Class A (A)	4	256
Palo Alto Networks, Inc. (A)	34	6,885
Proofpoint, Inc. (A)	37	4,422
ServiceNow, Inc. (A)	44	12,091
		23,654
Total Information Technology – 25.3%		**130,899**
Materials		
Fertilizers & Agricultural Chemicals – 1.2%		
Scotts Miracle-Gro Co. (The)	63	6,194

SCHEDULE OF INVESTMENTS MID CAP GROWTH *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 2.9%		
Axalta Coating Systems Ltd. (A)	295	$ 8,782
RPM International, Inc.	102	6,233
		15,015
Total Materials – 4.1%		21,209
TOTAL COMMON STOCKS – 97.3%		$502,652
(Cost: $380,201)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 1.0%		
Prudential Funding LLC (GTD by Prudential Financial, Inc.), 2.350%, 7-1-19	$5,001	$5,000
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (E)	4,281	4,281

	Value
TOTAL SHORT-TERM SECURITIES – 1.8%	$ 9,281
(Cost: $9,282)	
TOTAL INVESTMENT SECURITIES – 99.1%	$ 511,933
(Cost: $389,483)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%	4,655
NET ASSETS – 100.0%	$516,588

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $10,297 are on loan.

(D)Rate shown is the yield to maturity at June 30, 2019.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 18,673	$ —	$—
Consumer Discretionary	101,907	5,568	—
Consumer Staples	12,109	—	—
Financials	26,858	—	—
Health Care	92,552	—	—
Industrials	92,877	—	—
Information Technology	130,899	—	—
Materials	21,209	—	—
Total Common Stocks	$497,084	$ 5,568	$—
Short-Term Securities	—	9,281	—
Total	$497,084	$14,849	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	96.6%
Energy	63.5%
Materials	27.0%
Industrials	6.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.4%

Country Weightings

North America	75.3%
United States	65.1%
Canada	10.2%
Europe	14.6%
United Kingdom	9.3%
Other Europe	5.3%
Pacific Basin	4.8%
Australia	4.8%
Other Pacific Basin	0.0%
Other	1.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.4%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Chevron Corp.	United States	Energy	Integrated Oil & Gas
BHP Group plc	Australia	Materials	Diversified Metals & Mining
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS NATURAL RESOURCES *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Materials – 4.8%		
BHP Group plc	171	$ 4,370
Total Australia – 4.8%		$4,370
Canada		
Industrials – 2.9%		
Canadian Pacific Railway Ltd.	11	2,693
Materials – 7.3%		
Barrick Gold Corp.	176	2,777
Nutrien Ltd.	54	2,866
West Fraser Timber Co. Ltd.	20	894
		6,537
Total Canada – 10.2%		$9,230
France		
Energy – 2.2%		
Total S.A. ADR	36	1,997
Total France – 2.2%		$ 1,997
Hong Kong		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)(B)	1,900	—*
Total Hong Kong – 0.0%		$ —*
Netherlands		
Energy – 1.6%		
Core Laboratories N.V. (C)	29	1,511
Total Netherlands – 1.6%		$ 1,511
Portugal		
Energy – 1.5%		
Galp Energia SGPS S.A., Class B	86	1,321
Total Portugal – 1.5%		$ 1,321
South Africa		
Materials – 1.9%		
Mondi plc	76	1,738
Total South Africa – 1.9%		$ 1,738
United Kingdom		
Energy – 3.1%		
BP plc	400	2,790

COMMON STOCKS (Continued)	Shares	Value
Materials – 6.2%		
Croda International plc	22	$ 1,419
Rio Tinto plc	68	4,209
		5,628
Total United Kingdom – 9.3%		$ 8,418
United States		
Energy – 55.1%		
Cabot Oil & Gas Corp.	85	1,950
Centennial Resource Development, Inc., Class A (A)	126	955
Chevron Corp.	44	5,457
Cimarex Energy Co.	30	1,762
Concho Resources, Inc.	36	3,679
Continental Resources, Inc. (A)	29	1,200
Diamondback Energy, Inc.	32	3,503
Enterprise Products Partners L.P.	89	2,565
EOG Resources, Inc.	44	4,141
Halliburton Co.	167	3,787
Magellan Midstream Partners L.P.	33	2,087
Marathon Petroleum Corp.	58	3,263
Noble Energy, Inc.	57	1,271
Parsley Energy, Inc., Class A (A)	86	1,629
Phillips 66	45	4,163
RPC, Inc. (C)	150	1,079
Schlumberger Ltd.	43	1,695
Valero Energy Corp.	40	3,412
WPX Energy, Inc. (A)	188	2,159
		49,757
Industrials – 3.2%		
Union Pacific Corp.	17	2,875
Materials – 6.8%		
Air Products and Chemicals, Inc.	7	1,528
Dow Chemical Co. (The) (A)	14	1,038
Ingevity Corp. (A)	8	885
PPG Industries, Inc.	15	1,792
Sherwin-Williams Co. (The)	1	435
Southern Copper Corp.	11	441
		6,119
Total United States – 65.1%		$ 58,751
TOTAL COMMON STOCKS – 96.6%		$87,336
(Cost: $105,554)		

SHORT-TERM SECURITIES	Principal	
Master Note – 2.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.620%, 7-5-19 (D)	$2,253	2,253

SHORT-TERM SECURITIES (Continued)	Shares	Value
Money Market Funds – 1.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (E)(F)	1,360	$ 1,360
TOTAL SHORT-TERM SECURITIES – 4.0%		$ 3,613
(Cost: $3,613)		
TOTAL INVESTMENT SECURITIES – 100.6%		$90,949
(Cost: $109,167)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%		(542)
NET ASSETS – 100.0%		$90,407

NATURAL RESOURCES *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities whose value was determined using significant unobservable inputs.

(C)All or a portion of securities with an aggregate value of $2,291 are on loan.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Rate shown is the annualized 7-day yield at June 30, 2019.

(F)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at June 30, 2019:

	Currency to be Delivered	Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	2,717	U.S. Dollar	3,086	7-5-19	Morgan Stanley International	$ —	$ 3
British Pound	11,290	U.S. Dollar	14,809	7-5-19	UBS AG	468	—
Canadian Dollar	1,189	U.S. Dollar	889	7-5-19	UBS AG	—	19
						$468	$22

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$53,265	$ 4,111	$—
Industrials	5,568	—	—
Materials	12,656	11,736	—*
Total Common Stocks	$ 71,489	$15,847	$—*
Short-Term Securities	1,360	2,253	—
Total	$72,849	$18,100	$—*
Forward Foreign Currency Contracts	$ —	$ 468	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 22	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)	
Energy	63.5%
Materials	27.0%
Industrials	6.1%
Other+	3.4%

+ Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.6%
Information Technology	58.7%
Health Care	15.1%
Communication Services	13.9%
Consumer Discretionary	5.8%
Real Estate	1.3%
Industrials	0.5%
Materials	0.3%
Warrants	0.0%
Bonds	0.1%
Corporate Debt Securities	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.3%

Country Weightings

North America	81.3%
United States	81.3%
Pacific Basin	9.7%
India	5.1%
China	4.4%
Other Pacific Basin	0.2%
Europe	4.6%
Other	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.3%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	United States	Information Technology	Application Software
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Universal Display Corp.	United States	Information Technology	Semiconductors
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Cerner Corp.	United States	Health Care	Health Care Technology

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SCIENCE AND TECHNOLOGY *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.2%		
Electronic Arts, Inc. (A)	57	$ 5,812
Take-Two Interactive Software, Inc. (A)	55	6,188
		12,000
Interactive Media & Services – 9.0%		
Alphabet, Inc., Class A (A)	11	12,236
Alphabet, Inc., Class C (A)	15	16,142
Facebook, Inc., Class A (A)	105	20,226
		48,604
Movies & Entertainment – 2.7%		
Netflix, Inc. (A)	21	7,751
Walt Disney Co. (The)	46	6,451
		14,202
Total Communication Services – 13.9%		74,806
Consumer Discretionary		
Internet & Direct Marketing Retail – 5.8%		
Alibaba Group Holding Ltd. ADR (A)	124	20,944
Amazon.com, Inc. (A)	6	10,604
		31,548
Total Consumer Discretionary – 5.8%		31,548
Health Care		
Biotechnology – 10.3%		
CRISPR Therapeutics AG (A)(B)	61	2,859
Evogene Ltd. (A)	137	208
Ionis Pharmaceuticals, Inc. (A)	201	12,937
Moderna, Inc. (A)(B)	107	1,572
Sage Therapeutics, Inc. (A)(B)	23	4,193
Sarepta Therapeutics, Inc. (A)	51	7,719
Vertex Pharmaceuticals, Inc. (A)	141	25,930
		55,418
Health Care Services – 0.5%		
Teladoc Health, Inc. (A)(B)	44	2,929
Health Care Technology – 3.8%		
Cerner Corp.	277	20,333
Pharmaceuticals – 0.5%		
Elanco Animal Health, Inc. (A)	81	2,745
Total Health Care – 15.1%		81,425
Industrials		
Trucking – 0.5%		
Lyft, Inc., Class A (A)(B)	44	2,866
Total Industrials – 0.5%		2,866
Information Technology		
Application Software – 9.9%		
ACI Worldwide, Inc. (A)	705	24,193
Aspen Technology, Inc. (A)	234	29,094
		53,287

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 12.5%		
Euronet Worldwide, Inc. (A)	204	$ 34,292
Fiserv, Inc. (A)(B)	62	5,661
WNS (Holdings) Ltd. ADR (A)	469	27,735
		67,688
Electronic Equipment & Instruments – 0.3%		
Keysight Technologies, Inc. (A)	17	1,491
Internet Services & Infrastructure – 0.5%		
Baidu.com, Inc. ADR (A)	23	2,711
Semiconductor Equipment – 2.3%		
ASML Holding N.V., NY Registry Shares	59	12,247
Semiconductors – 18.4%		
Cypress Semiconductor Corp.	505	11,236
Infineon Technologies AG (C)	545	9,683
Microchip Technology, Inc. (B)	83	7,205
Micron Technology, Inc. (A)	452	17,442
QUALCOMM, Inc.	204	15,495
Semtech Corp. (A)	198	9,495
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	31	1,207
Universal Display Corp.	145	27,287
		99,050
Systems Software – 10.1%		
Microsoft Corp.	408	54,656
Technology Hardware, Storage & Peripherals – 4.7%		
Apple, Inc.	128	25,373
Total Information Technology – 58.7%		316,503
Materials		
Fertilizers & Agricultural Chemicals – 0.3%		
Marrone Bio Innovations, Inc. (A)	1,116	1,674
Total Materials – 0.3%		1,674
Real Estate		
Specialized REITs – 1.3%		
QTS Realty Trust, Inc., Class A	156	7,190
Total Real Estate – 1.3%		7,190
TOTAL COMMON STOCKS – 95.6%		$ 516,012
(Cost: $272,570)		

WARRANTS		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 12-31-20 (D)(E)	230	57
Marrone Bio Innovations, Inc., expires 8-20-23 (D)(E)	230	—*
		57
TOTAL WARRANTS – 0.0%		$ 57
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (D)	$ 288	$ 290
Total Materials – 0.1%		290
TOTAL CORPORATE DEBT SECURITIES – 0.1%		$ 290
(Cost: $288)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 1.5%		
McCormick & Co., Inc., 3.100%, 7-11-19	3,000	2,997
Northern Illinois Gas Co., 2.451%, 7-2-19	5,000	4,999
		7,996
Master Note – 1.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (G)	6,513	6,513
	Shares	
Money Market Funds – 1.2%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.360%, (H)(I)	6,572	6,572
	Principal	
United States Government Agency Obligations – 0.7%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.400%, 7-7-19 (G)	$ 3,835	3,835
		3,835
TOTAL SHORT-TERM SECURITIES – 4.6%		$ 24,916
(Cost: $24,918)		
TOTAL INVESTMENT SECURITIES – 100.3%		$ 541,275
(Cost: $297,776)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(1,887)
NET ASSETS – 100.0%		$539,388

JUNE 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $18,736 are on loan.

(C) Listed on an exchange outside the United States.

(D) Restricted securities. At June 30, 2019, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 08-20-20	8-20-15	$288	$288	$290
		Shares		
Marrone Bio Innovations, Inc., expires 12-31-20	2-6-18	230	$ —	$ 57
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	230	—	—*
			$288	$ 347

The total value of these securities represented 0.1% of net assets at June 30, 2019.

(E) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Rate shown is the yield to maturity at June 30, 2019.

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H) Investment made with cash collateral received from securities on loan.

(I) Rate shown is the annualized 7-day yield at June 30, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 74,806	$ —	$—
Consumer Discretionary	31,548	—	—
Health Care	81,425	—	—
Industrials	2,866	—	—
Information Technology	306,820	9,683	—
Materials	1,674	—	—
Real Estate	7,190	—	—
Total Common Stocks	$506,329	$ 9,683	$—
Warrants	—	57	—
Corporate Debt Securities	—	290	—
Short-Term Securities	6,572	18,344	—
Total	$ 512,901	$28,374	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

JUNE 30, 2019 (UNAUDITED)

Country Diversification

(as a % of net assets)

United States	81.3%
India	5.1%
China	4.4%
Netherlands	2.3%
Germany	1.8%
Other Countries	0.8%
Other+	4.3%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Information Technology	19.3%
Financials	18.3%
Industrials	14.6%
Health Care	11.5%
Consumer Discretionary	9.8%
Real Estate	6.9%
Utilities	6.0%
Consumer Staples	4.7%
Communication Services	4.7%
Energy	3.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Sector	Industry
Webster Financial Corp.	Financials	Regional Banks
Vonage Holdings Corp.	Communication Services	Alternative Carriers
Nomad Foods Ltd.	Consumer Staples	Packaged Foods & Meats
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Chemed Corp.	Health Care	Health Care Services
PROS Holdings, Inc.	Information Technology	Systems Software
Brink's Co. (The)	Industrials	Security & Alarm Services
Cardtronics plc, Class A	Information Technology	Data Processing & Outsourced Services
MGIC Investment Corp.	Financials	Thrifts & Mortgage Finance
Q2 Holdings, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SMALL CAP CORE *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Alternative Carriers – 4.7%		
Vonage Holdings Corp. (A)	828	$ 9,380
Total Communication Services – 4.7%		9,380
Consumer Discretionary		
Apparel Retail – 1.2%		
Boot Barn Holdings, Inc. (A)	69	2,452
Casinos & Gaming – 2.2%		
Red Rock Resorts, Inc., Class A	203	4,369
Education Services – 4.1%		
Grand Canyon Education, Inc. (A)	71	8,250
Specialized Consumer Services – 2.3%		
OneSpaWorld Holdings Ltd. (A)	293	4,539
Total Consumer Discretionary – 9.8%		19,610
Consumer Staples		
Food Retail – 0.2%		
Grocery Outlet Holding Corp. (A)	9	287
Packaged Foods & Meats – 4.5%		
Nomad Foods Ltd. (A)	425	9,072
Total Consumer Staples – 4.7%		9,359
Energy		
Oil & Gas Exploration & Production – 1.9%		
Magnolia Oil & Gas Corp. (A)	322	3,729
Oil & Gas Storage & Transportation – 1.2%		
Scorpio Tankers, Inc.	81	2,385
Total Energy – 3.1%		6,114
Financials		
Consumer Finance – 2.7%		
Encore Capital Group, Inc. (A)	63	2,124
Green Dot Corp., Class A (A)	66	3,232
		5,356
Insurance Brokers – 0.9%		
eHealth, Inc. (A)	20	1,748
Multi-Line Insurance – 2.3%		
Kemper Corp.	55	4,737
Property & Casualty Insurance – 3.4%		
Argo Group International Holdings Ltd.	49	3,598
Old Republic International Corp.	143	3,189
		6,787
Regional Banks – 5.7%		
Chemical Financial Corp.	44	1,789
Webster Financial Corp.	201	9,587
		11,376
Specialized Finance – 0.7%		
Thunder Bridge Acquisition Ltd., Class A (A)	145	$ 1,517
Thrifts & Mortgage Finance – 2.6%		
MGIC Investment Corp. (A)	398	5,231
Total Financials – 18.3%		36,752
Health Care		
Health Care Equipment – 4.9%		
AtriCure, Inc. (A)	78	2,334
Insulet Corp. (A)	23	2,734
Integer Holdings Corp. (A)	25	2,065
Tandem Diabetes Care, Inc. (A)	43	2,761
		9,894
Health Care Services – 4.3%		
Chemed Corp.	21	7,408
LHC Group, Inc. (A)	10	1,208
		8,616
Health Care Supplies – 1.1%		
ICU Medical, Inc. (A)	9	2,141
Life Sciences Tools & Services – 1.2%		
Adaptive Biotechnologies Corp. (A)	5	256
Cambrex Corp. (A)	32	1,484
Medpace Holdings, Inc. (A)	9	615
		2,355
Total Health Care – 11.5%		23,006
Industrials		
Aerospace & Defense – 0.8%		
Cubic Corp.	25	1,642
Airlines – 1.1%		
Spirit Airlines, Inc. (A)	48	2,272
Environmental & Facilities Services – 1.6%		
Clean Harbors, Inc. (A)	45	3,214
Industrial Machinery – 6.6%		
Crane Co.	54	4,464
Gardner Denver Holdings, Inc. (A)	134	4,628
RBC Bearings, Inc. (A)	24	4,020
		13,112
Research & Consulting Services – 1.1%		
ICF International, Inc.	31	2,235
Security & Alarm Services – 3.4%		
Brink's Co. (The)	83	6,754
Total Industrials – 14.6%		29,229
Information Technology		
Application Software – 6.3%		
Everbridge, Inc. (A)	41	$ 3,639
Pluralsight, Inc., Class A (A)	136	4,129
Q2 Holdings, Inc.(A)	63	4,834
		12,602
Data Processing & Outsourced Services – 4.7%		
Cardtronics plc, Class A (A)	208	5,674
EVERTEC, Inc.	112	3,659
		9,333
Internet Services & Infrastructure – 1.0%		
Fastly, Inc., Class A (A)(B)	104	2,103
IT Consulting & Other Services – 2.1%		
Switch, Inc., Class A	323	4,232
Systems Software – 3.6%		
PROS Holdings, Inc. (A)	113	7,159
Technology Distributors – 1.6%		
Avnet, Inc.	71	3,223
Total Information Technology – 19.3%		38,652
Real Estate		
Health Care REITs – 0.8%		
Physicians Realty Trust	86	1,500
Hotel & Resort REITs – 1.3%		
Gaylord Entertainment Co.	33	2,651
Industrial REITs – 3.5%		
Americold Realty Trust	86	2,798
STAG Industrial, Inc.	138	4,182
		6,980
Retail REITs – 1.3%		
Agree Realty Corp.	42	2,661
Total Real Estate – 6.9%		13,792
Utilities		
Electric Utilities – 3.2%		
ALLETE, Inc.	30	2,496
IDACORP, Inc.	26	2,561
Portland General Electric Co.	24	1,322
		6,379
Gas Utilities – 1.9%		
ONE Gas, Inc.	42	3,836
Independent Power Producers & Energy Traders – 0.9%		
Black Hills Corp.	23	1,829
Total Utilities – 6.0%		12,044
TOTAL COMMON STOCKS – 98.9%		$197,938
(Cost: $179,756)		

SCHEDULE OF INVESTMENTS SMALL CAP CORE *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (C)	$2,826	$ 2,826
	Shares	
Money Market Funds – 0.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (D)(E)	1,095	1,095
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 3,921
(Cost: $3,921)		
TOTAL INVESTMENT SECURITIES – 100.8%		$ 201,859
(Cost: $183,677)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		(1,525)
NET ASSETS – 100.0%		$200,334

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $1,073 are on loan.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Investment made with cash collateral received from securities on loan.

(E)Rate shown is the annualized 7-day yield at June 30, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$197,938	$ —	$—
Short-Term Securities	1,095	2,826	—
Total	$199,033	$2,826	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.2%
Information Technology	25.8%
Health Care	23.0%
Industrials	17.0%
Consumer Discretionary	16.6%
Financials	5.3%
Consumer Staples	3.2%
Energy	2.1%
Communication Services	1.9%
Real Estate	0.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.8%

Top 10 Equity Holdings

Company	Sector	Industry
Teladoc Health, Inc.	Health Care	Health Care Services
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Proofpoint, Inc.	Information Technology	Systems Software
InterXion Holding N.V.	Information Technology	IT Consulting & Other Services
Mimecast Ltd.	Information Technology	Application Software
Nexstar Broadcasting Group, Inc.	Communication Services	Broadcasting
Woodward, Inc.	Industrials	Industrial Machinery
CareDx, Inc.	Health Care	Health Care Technology
Five9, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2019 (UNAUDITED)
SMALL CAP GROWTH *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 1.9%		
Nexstar Broadcasting Group, Inc.	74	$ 7,436
Total Communication Services – 1.9%		7,436
Consumer Discretionary		
Auto Parts & Equipment – 0.6%		
Dorman Products, Inc. (A)	29	2,547
Automotive Retail – 1.0%		
Carvana Co. (A)(B)	63	3,934
Casinos & Gaming – 1.9%		
Eldorado Resorts, Inc. (A)(B)	93	4,290
PlayAGS, Inc. (A)	170	3,309
		7,599
Distributors – 1.5%		
Pool Corp.	33	6,214
Education Services – 2.2%		
Grand Canyon Education, Inc. (A)	74	8,641
General Merchandise Stores – 0.8%		
Ollie's Bargain Outlet Holdings, Inc. (A)	37	3,217
Homebuilding – 1.3%		
Installed Building Products, Inc. (A)	89	5,297
Hotels, Resorts & Cruise Lines – 1.2%		
Hilton Grand Vacations, Inc. (A)	147	4,675
Internet & Direct Marketing Retail – 1.9%		
Etsy, Inc. (A)	108	6,617
RealReal, Inc. (The) (A)	31	892
Revolve Group, Inc. (A)(B)	8	268
		7,777
Leisure Facilities – 1.4%		
SeaWorld Entertainment, Inc. (A)	182	5,654
Leisure Products – 0.1%		
Malibu Boats, Inc., Class A (A)	6	238
Restaurants – 1.8%		
Wingstop, Inc.	76	7,219
Specialty Stores – 0.9%		
Five Below, Inc. (A)	30	3,583
Total Consumer Discretionary – 16.6%		66,595
Consumer Staples		
Distillers & Vintners – 0.2%		
MGP Ingredients, Inc. (B)	13	835
Food Retail – 0.9%		
Grocery Outlet Holding Corp. (A)	18	578
Sprouts Farmers Market, Inc. (A)	170	3,205
		3,783

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats – 2.1%		
Calavo Growers, Inc. (B)	3	$ 261
J&J Snack Foods Corp.	25	4,098
Nomad Foods Ltd. (A)	182	3,887
		8,246
Total Consumer Staples – 3.2%		12,864
Energy		
Oil & Gas Equipment & Services – 0.8%		
Dril-Quip, Inc. (A)	30	1,447
ProPetro Holding Corp. (A)	95	1,971
		3,418
Oil & Gas Exploration & Production – 1.3%		
Magnolia Oil & Gas Corp. (A)	151	1,753
Matador Resources Co. (A)	166	3,302
		5,055
Total Energy – 2.1%		8,473
Financials		
Insurance Brokers – 0.6%		
eHealth, Inc. (A)	29	2,514
Investment Banking & Brokerage – 2.6%		
Evercore Partners, Inc.	47	4,173
LPL Investment Holdings, Inc.	74	6,066
		10,239
Regional Banks – 1.3%		
Heritage Financial Corp.	58	1,711
Seacoast Banking Corp. of Florida (A)	131	3,328
		5,039
Thrifts & Mortgage Finance – 0.8%		
Essent Group Ltd. (A)	71	3,324
Total Financials – 5.3%		21,116
Health Care		
Biotechnology – 1.1%		
Vericel Corp. (A)	223	4,215
Health Care Distributors – 1.6%		
PetIQ, Inc. (A)	197	6,494
Health Care Equipment – 7.1%		
Inogen, Inc. (A)	58	3,858
Insulet Corp. (A)	56	6,660
iRhythm Technologies, Inc. (A)	69	5,418
NovoCure Ltd. (A)	44	2,799
Penumbra, Inc. (A)	24	3,773
Tactile Systems Technology, Inc. (A)	104	5,937
		28,445
Health Care Services – 5.5%		
AMN Healthcare Services, Inc. (A)	96	5,223
LHC Group, Inc. (A)	43	5,093
Teladoc Health, Inc. (A)(B)	180	11,962
		22,278

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies – 2.2%		
Merit Medical Systems, Inc. (A)	99	$ 5,917
STAAR Surgical Co. (A)	102	2,985
		8,902
Health Care Technology – 3.7%		
CareDx, Inc. (A)	205	7,367
Evolent Health, Inc., Class A (A)	112	889
HMS Holdings Corp. (A)	128	4,151
Omnicell, Inc. (A)	29	2,453
		14,860
Managed Health Care – 1.0%		
HealthEquity, Inc. (A)	61	4,006
Pharmaceuticals – 0.8%		
Aerie Pharmaceuticals, Inc. (A)	107	3,168
Total Health Care – 23.0%		92,368
Industrials		
Aerospace & Defense – 2.3%		
Mercury Computer Systems, Inc. (A)	130	9,172
Air Freight & Logistics – 1.2%		
Air Transport Services Group, Inc. (A)	206	5,034
Building Products – 0.5%		
PGT Innovations, Inc. (A)	124	2,075
Diversified Support Services – 0.7%		
Healthcare Services Group, Inc.	96	2,899
Electrical Components & Equipment – 0.7%		
EnerSys	39	2,690
Environmental & Facilities Services – 1.5%		
Clean Harbors, Inc. (A)	87	6,208
Industrial Machinery – 7.4%		
Crane Co.	36	3,005
John Bean Technologies Corp.	57	6,939
RBC Bearings, Inc. (A)	34	5,735
Timken Co. (The)	126	6,474
Woodward, Inc.	66	7,435
		29,588
Security & Alarm Services – 1.5%		
Brink's Co. (The)	75	6,097
Trucking – 1.2%		
Knight Transportation, Inc.	143	4,709
Total Industrials – 17.0%		68,472
Information Technology		
Application Software – 13.9%		
Coupa Software, Inc. (A)	8	1,057
Envestnet, Inc. (A)	73	4,962
Five9, Inc. (A)	143	7,348
Globant S.A. (A)	54	5,420
HubSpot, Inc. (A)	24	4,134

JUNE 30, 2019 (UNAUDITED)
SMALL CAP GROWTH *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Application Software (Continued)		
Mimecast Ltd. (A)	160	$ 7,488
New Relic, Inc. (A)	45	3,875
Paycom Software, Inc. (A)	16	3,691
Pluralsight, Inc., Class A (A)	163	4,955
Q2 Holdings, Inc. (A)	90	6,857
RealPage, Inc. (A)	59	3,458
Smartsheet, Inc., Class A (A)	56	2,695
		55,940
Communications Equipment – 0.8%		
Viavi Solutions, Inc. (A)	247	3,277
Data Processing & Outsourced Services – 1.1%		
EVO Payments, Inc., Class A (A)	136	4,290
Internet Services & Infrastructure – 1.3%		
8x8, Inc. (A)	222	5,339
IT Consulting & Other Services – 3.2%		
Booz Allen Hamilton Holding Corp.	78	5,187
InterXion Holding N.V. (A)	100	7,641
		12,828
Semiconductors – 1.4%		
Monolithic Power Systems, Inc.	41	5,628

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 4.1%		
Proofpoint, Inc. (A)	68	$ 8,152
Tufin Software Technologies Ltd. (A)	43	1,102
Varonis Systems, Inc. (A)	87	5,400
Zscaler, Inc. (A)	22	1,652
		16,306
Total Information Technology – 25.8%		103,608
Real Estate		
Health Care REITs – 0.3%		
Community Healthcare Trust, Inc.	34	1,333
Total Real Estate – 0.3%		1,333
TOTAL COMMON STOCKS – 95.2%		$382,265
(Cost: $295,664)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 4.2%		
Florida Power & Light Co., 2.320%, 7-17-19	$5,000	4,993
J.M. Smucker Co. (The), 2.501%, 7-1-19	2,695	2,694
McCormick & Co., Inc., 3.100%, 7-11-19	5,000	4,995
Commercial Paper (C) (Continued)		
Wisconsin Gas LLC, 2.940%, 7-17-19	$4,000	$ 3,995
		16,677
Master Note – 1.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (D)	4,152	4,152
	Shares	
Money Market Funds – 1.2%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (E)(F)	5,005	5,005
TOTAL SHORT-TERM SECURITIES – 6.4%		$ 25,834
(Cost: $25,839)		
TOTAL INVESTMENT SECURITIES – 101.6%		$408,099
(Cost: $321,503)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.6)%		(6,244)
NET ASSETS – 100.0%		$ 401,855

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $17,656 are on loan.

(C)Rate shown is the yield to maturity at June 30, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at June 30, 2019.

The following total return swap agreements were outstanding at June 30, 2019:

Underlying Security	Long/Short	Counterparty	Maturity Date	Notional Amount	Financing Fee(1)(2)	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation
Biotech Custom Index	Long	Goldman Sachs International	02/28/2020	$11,951	1-Month LIBOR plus 10 bps	$525	$—	$525

(1)The Portfolio pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Portfolio is short on the swap agreement, the Portfolio receives the financing fee multiplied by the notional amount.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Portfolio is long on the swap agreement, the Portfolio would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Portfolio is short on the swap agreement, the Portfolio would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

SCHEDULE OF INVESTMENTS SMALL CAP GROWTH *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

The following table represents security positions within the total return basket swap as of June 30, 2019:

Reference Entity	Shares	Notional Amount	Value	% of Value
Array BioPharma, Inc.	1	$907	$40	7.7%
Horizon Therapeutics plc	1	385	17	3.3
Blueprint Medicines Corp.	—*	372	16	3.1
FibroGen, Inc.	—*	328	14	2.7
Repligen Corp.	—*	318	14	2.7
Ultragenyx Pharmaceutical, Inc.	—*	289	13	2.4
Global Blood Therapeutics, Inc.	—*	252	11	2.1
ACADIA Pharmaceuticals, Inc.	—*	249	11	2.1
Iovance Biotherapeutics, Inc.	—*	247	11	2.1
Amicus Therapeutics, Inc.	1	228	10	1.9
Ligand Pharmaceuticals, Inc.	—*	226	10	1.9
Arena Pharmaceuticals, Inc.	—*	223	10	1.9
Medicines Co. (The)	—*	220	10	1.8
Arrowhead Pharmaceuticals, Inc.	—*	219	10	1.8
Emergent BioSolutions, Inc.	—*	211	9	1.8
Halozyme Therapeutics, Inc.	1	203	9	1.7
Mirati Therapeutics, Inc.	—*	195	9	1.6
PTC Therapeutics, Inc.	—*	192	8	1.6
Insmed, Inc.	—*	185	8	1.5
Xencor, Inc.	—*	182	8	1.5
Spark Therapeutics, Inc.	—*	180	8	1.5
Immunomedics, Inc.	1	176	8	1.5
Reata Pharmaceuticals, Inc.	—*	168	7	1.4
Intercept Pharmaceuticals, Inc.	—*	166	7	1.4
Pacira BioSciences, Inc.	—*	165	7	1.4
Myriad Genetics, Inc.	—*	164	7	1.4
MyoKardia, Inc.	—*	162	7	1.4
REGENXBIO, Inc.	—*	156	7	1.3
Portola Pharmaceuticals, Inc.	—*	156	7	1.3
Supernus Pharmaceuticals, Inc.	—*	153	7	1.3
Ironwood Pharmaceuticals, Inc.	1	147	7	1.2
Invitae Corp.	—*	144	6	1.2
Zogenix, Inc.	—*	142	6	1.2
Enanta Pharmaceuticals, Inc.	—*	134	6	1.1
Acceleron Pharma, Inc.	—*	125	5	1.0
Audentes Therapeutics, Inc.	—*	124	5	1.0
Heron Therapeutics, Inc.	—*	121	5	1.0
Biohaven Pharmaceutical Holding Co. Ltd.	—*	117	5	1.0
Genomic Health, Inc.	—*	116	5	1.0
Fate Therapeutics, Inc.	—*	114	5	1.0
AnaptysBio, Inc.	—*	112	5	0.9
CareDx, Inc.	—*	112	5	0.9
Coherus Biosciences, Inc.	—*	108	5	0.9
Editas Medicine, Inc.	—*	108	5	0.9
Corcept Therapeutics, Inc.	—*	106	5	0.9
Sangamo Therapeutics, Inc.	—*	103	5	0.9
Esperion Therapeutics, Inc.	—*	$101	$ 4	0.8%
Aerie Pharmaceuticals, Inc.	—*	101	4	0.8
Innoviva, Inc.	—*	96	4	0.8
Radius Health, Inc.	—*	93	4	0.8
Momenta Pharmaceuticals, Inc.	—*	92	4	0.8
Denali Therapeutics, Inc.	—*	88	4	0.7
Aimmune Therapeutics, Inc.	—*	87	4	0.7
Natera, Inc.	—*	86	4	0.7
Apellis Pharmaceuticals, Inc.	—*	85	4	0.7
Athenex, Inc.	—*	83	4	0.7
Dicerna Pharmaceuticals, Inc.	—*	79	3	0.7
Retrophin, Inc.	—*	79	3	0.7
Atara Biotherapeutics, Inc.	—*	79	3	0.7
Spectrum Pharmaceuticals, Inc.	—*	77	3	0.6
Vericel Corp.	—*	76	3	0.6
Veracyte, Inc.	—*	76	3	0.6
Madrigal Pharmaceuticals, Inc.	—*	69	3	0.6
Vanda Pharmaceuticals, Inc.	—*	69	3	0.6
Omeros Corp.	—*	69	3	0.6
Theravance Biopharma, Inc.	—*	68	3	0.6
Clovis Oncology, Inc.	—*	67	3	0.6
Intersect ENT, Inc.	—*	65	3	0.5
MacroGenics, Inc.	—*	63	3	0.5
ANI Pharmaceuticals, Inc.	—*	62	3	0.5
Amneal Pharmaceuticals, Inc.	—*	60	3	0.5
Phibro Animal Health Corp.	—*	59	3	0.5
Cara Therapeutics, Inc.	—*	57	3	0.5
Alder Biopharmaceuticals, Inc.	—*	53	2	0.4
Intrexon Corp.	—*	53	2	0.4
Epizyme, Inc.	—*	53	2	0.4
CytomX Therapeutics, Inc.	—*	47	2	0.4
Viking Therapeutics, Inc.	—*	46	2	0.4
Allogene Therapeutics, Inc.	—*	46	2	0.4
TherapeuticsMD, Inc.	1	45	2	0.4
WaVe Life Sciences Ltd.	—*	44	2	0.4
Revance Therapeutics, Inc.	—*	41	2	0.3
Flexion Therapeutics, Inc.	—*	40	2	0.3
Akebia Therapeutics, Inc.	—*	37	2	0.3
Puma Biotechnology, Inc.	—*	34	2	0.3
BioCryst Pharmaceuticals, Inc.	—*	33	1	0.3
ImmunoGen, Inc.	1	30	1	0.3
Dynavax Technologies Corp.	—*	21	1	0.2
Karyopharm Therapeutics, Inc.	—*	17	1	0.1
Cyclerion Therapeutics, Inc.	—*	15	1	0.1
			$525	

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$382,265	$ —	$—
Short-Term Securities	5,005	20,829	—
Total	$387,270	$20,829	$—
Total Return Swaps	$ —	$ 525	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Asset Strategy[1]	Balanced	Energy	Growth	High Income	International Core Equity	Mid Cap Growth
ASSETS							
Investments in unaffiliated securities at value+^	$ 738,567	$ 328,917	$ 43,436	$ 772,462	$ 905,627	$ 727,347	$ 511,933
Investments in affiliated securities at value+	—	—	—	—	957	—	—
Bullion at value+	41,231	—	—	—	—	—	—
Investments at Value	779,798	328,917	43,436	772,462	906,584	727,347	511,933
Cash	415	32	1	1	2,132	1	1
Cash denominated in foreign currencies at value+	—*	—	—	—	—	1,108	—
Investment securities sold receivable	8,513	—	361	—	734	649	595
Dividends and interest receivable	3,305	1,065	18	179	12,575	2,146	190
Capital shares sold receivable	40	85	17	53	313	11	4,298
Receivable from affiliates	—	—	—	—	—	—	144
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	1,704	—
Receivable from securities lending income — net	25	—*	—*	—*	14	13	2
Prepaid and other assets	—	—	—	1	1	—	—
Total Assets	792,096	330,099	43,833	772,696	922,353	732,979	517,163
LIABILITIES							
Cash collateral on securities loaned at value	—	671	1,185	—	2,597	8,253	—
Investment securities purchased payable	8,672	—	—	—	15,447	3,412	246
Capital shares redeemed payable	517	187	2	501	228	365	228
Independent Trustees and Chief Compliance Officer fees payable	158	89	8	277	80	80	36
Distribution and service fees payable	16	7	1	16	18	15	6
Shareholder servicing payable	1	1	—*	1	1	1	1
Investment management fee payable	45	19	3	44	45	50	36
Accounting services fee payable	19	8	2	17	18	14	11
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	3	—	—
Other liabilities	25	7	6	13	51	24	11
Total Liabilities	9,453	989	1,207	869	18,488	12,214	575
Commitments and Contingencies (See Note 2 and Note 12)							
Total Net Assets	$782,643	$ 329,110	$42,626	$ 771,827	$903,865	$720,765	$516,588
NET ASSETS							
Capital paid in (shares authorized — unlimited)	$ 712,359	$ 289,523	$90,850	$ 488,758	$982,698	$752,038	$ 375,915
Accumulated earnings gain (loss)	70,284	39,587	(48,224)	283,069	(78,833)	(31,273)	140,673
Total Net Assets	$782,643	$ 329,110	$42,626	$ 771,827	$903,865	$720,765	$516,588
CAPITAL SHARES OUTSTANDING:							
Class I	33	N/A	52	N/A	13,802	N/A	18,536
Class II	82,316	43,386	10,038	75,112	253,419	48,818	25,611
NET ASSET VALUE PER SHARE:							
Class I	$ 9.51	N/A	$ 4.24	N/A	$ 3.39	N/A	$ 11.74
Class II	$ 9.50	$ 7.59	$ 4.23	$ 10.28	$ 3.38	$ 14.77	$ 11.68
+COST							
Investments in unaffiliated securities at cost	$ 692,171	$304,300	$ 59,253	$ 528,214	$ 941,713	$ 743,461	$389,483
Investments in affiliated securities at cost	—	—	—	—	1,085	—	—
Bullion at cost	36,084	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	1,099	—
^Securities loaned at value	—	4,554	1,155	—	4,642	7,855	10,297

*Not shown due to rounding.

[1]Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF JUNE 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Natural Resources	Science and Technology	Small Cap Core	Small Cap Growth
ASSETS				
Investments in unaffiliated securities at value+^	$ 90,949	$ 541,275	$ 201,859	$408,099
Investments at Value	90,949	541,275	201,859	408,099
Cash	1	1	110	1
Investment securities sold receivable	334	5,580	795	817
Dividends and interest receivable	89	269	108	38
Capital shares sold receivable	30	117	9	134
Receivable from affiliates	—	—	—	54
Unrealized appreciation on forward foreign currency contracts	468	—	—	—
Swap agreements, at value	—	—	—	525
Receivable from securities lending income — net	1	51	1	2
Total Assets	91,872	547,293	202,882	409,670
LIABILITIES				
Cash collateral on securities loaned at value	1,360	6,572	1,095	5,005
Investment securities purchased payable	—	843	1,229	2,447
Capital shares redeemed payable	48	324	161	190
Independent Trustees and Chief Compliance Officer fees payable	18	92	32	121
Distribution and service fees payable	2	11	4	7
Shareholder servicing payable	—*	1	—*	—*
Investment management fee payable	6	38	14	28
Accounting services fee payable	4	11	6	10
Unrealized depreciation on forward foreign currency contracts	22	—	—	—
Other liabilities	5	13	7	7
Total Liabilities	1,465	7,905	2,548	7,815
Commitments and Contingencies (See Note 2 and Note 12)				
Total Net Assets	$ 90,407	$539,388	$200,334	$ 401,855
NET ASSETS				
Capital paid in (shares authorized — unlimited)	$150,523	$ 267,706	$ 181,423	$ 293,018
Accumulated earnings gain (loss)	(60,116)	271,682	18,911	108,837
Total Net Assets	$ 90,407	$539,388	$200,334	$ 401,855
CAPITAL SHARES OUTSTANDING:				
Class I	N/A	26	N/A	6,229
Class II	23,459	18,581	15,158	36,908
NET ASSET VALUE PER SHARE:				
Class I	N/A	$ 29.12	N/A	$ 9.33
Class II	$ 3.85	$ 28.99	$ 13.22	$ 9.31
+COST				
Investments in unaffiliated securities at cost	$ 109,167	$ 297,776	$ 183,677	$ 321,503
^Securities loaned at value	2,291	18,736	1,073	17,656

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

(In thousands)	Asset Strategy[1]	Balanced	Energy	Growth	High Income	International Core Equity	Mid Cap Growth
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 7,145	$ 2,059	$ 292	$ 3,340	$ 852	$ 14,545	$ 1,498
Foreign dividend withholding tax	(633)	(1)	(5)	(14)	—	(1,515)	—
Interest and amortization from unaffiliated securities	6,117	1,904	16	57	32,193	500	96
Interest and amortization from affiliated securities	—	—	—	—	41	—	—
Securities lending income — net	140	9	4	6	86	108	8
Total Investment Income	12,769	3,971	307	3,389	33,172	13,638	1,602
EXPENSES							
Investment management fee	2,698	1,138	190	2,573	2,716	3,045	2,038
Distribution and service fees:							
Class II	963	406	56	919	1,049	896	339
Shareholder servicing:							
Class I	—*	N/A	—*	N/A	—*	N/A	1
Class II	16	5	3	9	12	7	8
Custodian fees	24	4	4	6	12	51	5
Independent Trustees and Chief Compliance Officer fees	19	9	1	20	22	18	12
Accounting services fee	101	48	14	92	107	84	67
Professional fees	58	24	19	23	42	40	20
Other	57	12	10	24	36	30	25
Total Expenses	3,936	1,646	297	3,666	3,996	4,171	2,515
Less:							
Expenses in excess of limit	—	—	—	—	—	—	(144)
Total Net Expenses	3,936	1,646	297	3,666	3,996	4,171	2,371
Net Investment Income (Loss)	8,833	2,325	10	(277)	29,176	9,467	(769)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	14,034	12,971	(1,924)	39,406	402	(23,837)	19,198
Investments in affiliated securities	—	—	—	—	1	—	—
Written options	—	—	—	—	—	—	135
Swap agreements	569	—	—	—	—	201	—
Forward foreign currency contracts	—	—	—	—	34	(2,621)	—
Foreign currency exchange transactions	(150)	—	—	—	1	(101)	2
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	83,724	23,295	5,690	116,722	41,479	95,263	92,596
Investments in affiliated securities	—	—	—	—	(34)	—	—
Swap agreements	—	—	—	—	—	(46)	—
Forward foreign currency contracts	—	—	—	—	(17)	2,052	—
Foreign currency exchange transactions	28	—	—	—	—*	29	—*
Net Realized and Unrealized Gain	98,205	36,266	3,766	156,128	41,866	70,940	111,931
Net Increase in Net Assets Resulting from Operations	$107,038	$ 38,591	$3,776	$155,851	$71,042	$80,407	$ 111,162

*Not shown due to rounding.

[1]Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

(In thousands)	Natural Resources	Science and Technology	Small Cap Core	Small Cap Growth
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 1,591	$ 1,474	$ 860	$ 135
Foreign dividend withholding tax	(24)	(29)	(1)	—
Interest and amortization from unaffiliated securities	26	202	106	219
Securities lending income — net	5	273	4	21
Total Investment Income	1,598	1,920	969	375
EXPENSES				
Investment management fee	394	2,112	828	1,671
Distribution and service fees:				
Class II	116	620	244	420
Shareholder servicing:				
Class I	N/A	—*	N/A	—*
Class II	4	8	4	7
Custodian fees	2	2	7	3
Independent Trustees and Chief Compliance Officer fees	2	12	5	10
Accounting services fee	22	68	35	63
Professional fees	26	25	20	21
Other	13	32	7	30
Total Expenses	579	2,879	1,150	2,225
Less:				
Expenses in excess of limit	—	—	—	(54)
Total Net Expenses	579	2,879	1,150	2,171
Net Investment Income (Loss)	1,019	(959)	(181)	(1,796)
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	(298)	32,274	1,329	22,474
Written options	—	(2,701)	—	—
Swap agreements	—	—	—	547
Forward foreign currency contracts	183	—	—	—
Foreign currency exchange transactions	4	(3)	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	7,845	108,693	33,323	56,855
Swap agreements	—	—	—	1,837
Forward foreign currency contracts	20	—	—	—
Foreign currency exchange transactions	—*	—	—	—
Net Realized and Unrealized Gain	7,754	138,263	34,652	81,713
Net Increase in Net Assets Resulting from Operations	$8,773	$137,304	$ 34,471	$ 79,917

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Asset Strategy[1]		Balanced		Energy	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 8,833	$ 14,508	$ 2,325	$ 5,385	$ 10	$ (601)
Net realized gain (loss) on investments	14,453	83,992	12,971	26,007	(1,924)	6,108
Net change in unrealized appreciation (depreciation)	83,752	(139,114)	23,295	(40,922)	5,690	(28,418)
Net Increase (Decrease) in Net Assets Resulting from Operations	107,038	(40,614)	38,591	(9,530)	3,776	(22,911)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	—*	(18)	N/A	N/A	—	—
Class II	(1,322)	(49,202)	(31,681)	(10,863)	—	—
Total Distributions to Shareholders	(1,322)	(49,220)	(31,681)	(10,863)	—	—
Capital Share Transactions	(76,415)	(92,730)	11,882	(31,749)	(348)	(106,411)
Net Increase (Decrease) in Net Assets	29,301	(182,564)	18,792	(52,142)	3,428	(129,322)
Net Assets, Beginning of Period	753,342	935,906	310,318	362,460	39,198	168,520
Net Assets, End of Period	$782,643	$753,342	$ 329,110	$ 310,318	$ 42,626	$ 39,198

(In thousands)	Growth		High Income		International Core Equity	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (277)	$ (200)	$ 29,176	$ 57,825	$ 9,467	$ 13,342
Net realized gain (loss) on investments	39,406	187,073	438	(24,107)	(26,358)	58,736
Net change in unrealized appreciation (depreciation)	116,722	(147,341)	41,428	(51,073)	97,298	(216,635)
Net Increase (Decrease) in Net Assets Resulting from Operations	155,851	39,532	71,042	(17,355)	80,407	(144,557)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	N/A	N/A	(3,156)	(3,506)	N/A	N/A
Class II	(186,937)	(99,828)	(55,287)	(56,012)	(70,370)	(32,980)
Total Distributions to Shareholders	(186,937)	(99,828)	(58,443)	(59,518)	(70,370)	(32,980)
Capital Share Transactions	133,722	(153,936)	44,212	(19,488)	34,852	18,832
Net Increase (Decrease) in Net Assets	102,636	(214,232)	56,811	(96,361)	44,889	(158,705)
Net Assets, Beginning of Period	669,191	883,423	847,054	943,415	675,876	834,581
Net Assets, End of Period	$ 771,827	$ 669,191	$903,865	$847,054	$720,765	$ 675,876

*Not shown due to rounding.

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Mid Cap Growth		Natural Resources		Science and Technology	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (769)	$ (2,364)	$ 1,019	$ 837	$ (959)	$ (2,425)
Net realized gain (loss) on investments	19,335	158,437	(111)	2,092	29,570	136,933
Net change in unrealized appreciation (depreciation)	92,596	(136,340)	7,865	(30,405)	108,693	(144,970)
Net Increase (Decrease) in Net Assets Resulting from Operations	111,162	19,733	8,773	(27,476)	137,304	(10,462)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	(35,378)	(6,483)	N/A	N/A	—	(85)
Class II	(46,820)	(23,180)	(870)	(351)	—	(65,600)
Total Distributions to Shareholders	(82,198)	(29,663)	(870)	(351)	—	(65,685)
Capital Share Transactions	73,610	(291,936)	(5,936)	(15,129)	(27,582)	(138,951)
Net Increase (Decrease) in Net Assets	102,574	(301,866)	1,967	(42,956)	109,722	(215,098)
Net Assets, Beginning of Period	414,014	715,880	88,440	131,396	429,666	644,764
Net Assets, End of Period	$ 516,588	$ 414,014	$ 90,407	$ 88,440	$ 539,388	$ 429,666

(In thousands)	Small Cap Core		Small Cap Growth	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment loss	$ (181)	$ (857)	$ (1,796)	$ (1,836)
Net realized gain on investments	1,329	37,591	23,021	67,357
Net change in unrealized appreciation (depreciation)	33,323	(48,670)	58,692	(77,892)
Net Increase (Decrease) in Net Assets Resulting from Operations	34,471	(11,936)	79,917	(12,371)
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class I	N/A	N/A	(855)	—
Class II	(36,690)	(56,235)	(5,061)	(117,993)
Total Distributions to Shareholders	(36,690)	(56,235)	(5,916)	(117,993)
Capital Share Transactions	27,196	(72,013)	(24,173)	105,572
Net Increase (Decrease) in Net Assets	24,977	(140,184)	49,828	(24,792)
Net Assets, Beginning of Period	175,357	315,541	352,027	376,819
Net Assets, End of Period	$ 200,334	$ 175,357	$ 401,855	$ 352,027

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Asset Strategy							
Class I Shares							
Six-month period ended 6-30-2019 (unaudited)	$ 8.29	$ 0.11	$ 1.12	$ 1.23	$ —*	$ (0.01)	$ (0.01)
Year ended 12-31-2018	9.37	0.18	(0.67)	(0.49)	(0.20)	(0.39)	(0.59)
Year ended 12-31-2017[4]	8.57	0.08	0.88	0.96	(0.16)	—	(0.16)
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	8.29	0.10	1.12	1.22	—*	(0.01)	(0.01)
Year ended 12-31-2018	9.37	0.16	(0.67)	(0.51)	(0.18)	(0.39)	(0.57)
Year ended 12-31-2017	8.04	0.03	1.44	1.47	(0.14)	—	(0.14)
Year ended 12-31-2016	8.30	0.06	(0.27)	(0.21)	(0.05)	—	(0.05)
Year ended 12-31-2015	10.87	0.08	(0.77)	(0.69)	(0.04)	(1.84)	(1.88)
Year ended 12-31-2014	13.25	0.11	(0.78)	(0.67)	(0.06)	(1.65)	(1.71)
Balanced							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	7.46	0.06	0.86	0.92	(0.14)	(0.65)	(0.79)
Year ended 12-31-2018	7.95	0.12	(0.36)	(0.24)	(0.13)	(0.12)	(0.25)
Year ended 12-31-2017	7.47	0.12	0.70	0.82	(0.12)	(0.22)	(0.34)
Year ended 12-31-2016	8.76	0.11	0.00*	0.11	(0.12)	(1.28)	(1.40)
Year ended 12-31-2015	10.19	0.12	(0.09)	0.03	(0.09)	(1.37)	(1.46)
Year ended 12-31-2014	10.46	0.09	0.64	0.73	(0.10)	(0.90)	(1.00)
Energy							
Class I Shares							
Six-month period ended 6-30-2019 (unaudited)	3.88	0.01	0.35	0.36	—	—	—
Year ended 12-31-2018	5.87	0.00*	(1.99)	(1.99)	—	—	—
Year ended 12-31-2017[4]	5.84	0.06	0.02	0.08	(0.05)	—	(0.05)
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	3.87	0.00*	0.36	0.36	—	—	—
Year ended 12-31-2018	5.87	(0.02)	(1.98)	(2.00)	—	—	—
Year ended 12-31-2017	6.77	0.04	(0.90)	(0.86)	(0.04)	—	(0.04)
Year ended 12-31-2016	5.04	(0.02)	1.76	1.74	(0.01)	—	(0.01)
Year ended 12-31-2015	6.51	0.00*	(1.44)	(1.44)	—*	(0.03)	(0.03)
Year ended 12-31-2014	7.50	(0.01)	(0.73)	(0.74)	—	(0.25)	(0.25)
Growth							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	11.02	0.00*	2.52	2.52	—	(3.26)	(3.26)
Year ended 12-31-2018	12.09	0.00*	0.36	0.36	—*	(1.43)	(1.43)
Year ended 12-31-2017	10.30	0.01	2.84	2.85	(0.03)	(1.03)	(1.06)
Year ended 12-31-2016	11.42	0.03	0.03	0.06	—*	(1.18)	(1.18)
Year ended 12-31-2015	12.08	0.00*	0.85	0.85	(0.01)	(1.50)	(1.51)
Year ended 12-31-2014	13.33	0.01	1.28	1.29	(0.06)	(2.48)	(2.54)
High Income							
Class I Shares							
Six-month period ended 6-30-2019 (unaudited)	3.35	0.12	0.16	0.28	(0.24)	—	(0.24)
Year ended 12-31-2018	3.65	0.23	(0.29)	(0.06)	(0.24)	—	(0.24)
Year ended 12-31-2017[4]	3.73	0.16	(0.03)	0.13	(0.21)	—	(0.21)
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	3.34	0.11	0.16	0.27	(0.23)	—	(0.23)
Year ended 12-31-2018	3.64	0.22	(0.29)	(0.07)	(0.23)	—	(0.23)
Year ended 12-31-2017	3.61	0.23	0.01	0.24	(0.21)	—	(0.21)
Year ended 12-31-2016	3.35	0.24	0.28	0.52	(0.26)	—	(0.26)
Year ended 12-31-2015	3.85	0.26	(0.48)	(0.22)	(0.24)	(0.04)	(0.28)
Year ended 12-31-2014	4.00	0.25	(0.17)	0.08	(0.20)	(0.03)	(0.23)
International Core Equity							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	14.66	0.20	1.49	1.69	(0.25)	(1.33)	(1.58)
Year ended 12-31-2018	18.58	0.30	(3.45)	(3.15)	(0.28)	(0.49)	(0.77)
Year ended 12-31-2017	15.30	0.23	3.29	3.52	(0.24)	—	(0.24)
Year ended 12-31-2016	15.53	0.24	(0.11)	0.13	(0.20)	(0.16)	(0.36)
Year ended 12-31-2015	18.00	0.20	(0.06)	0.14	(0.24)	(2.37)	(2.61)
Year ended 12-31-2014	19.75	0.24	0.10	0.34	(0.51)	(1.58)	(2.09)

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)For the period from April 28, 2017 (commencement of operations of the class) through December 31, 2017.

(5)Annualized.

(6)Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Asset Strategy								
Class I Shares								
Six-month period ended 6-30-2019 (unaudited)	$ 9.51	14.95%	$ 1	0.77%[5]	2.56%[5]	—%	—%	25%
Year ended 12-31-2018	8.29	-5.20	—*	0.78	1.91	0.78	1.91	58
Year ended 12-31-2017[4]	9.37	11.16	—*	0.74[5]	1.30[5]	—	—	39[6]
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	9.50	14.81	782	1.02[5]	2.29[5]	—	—	25
Year ended 12-31-2018	8.29	-5.44	753	1.03	1.65	—	—	58
Year ended 12-31-2017	9.37	18.27	936	1.02	0.35	—	—	39
Year ended 12-31-2016	8.04	-2.57	954	1.01	0.70	1.02	0.69	68
Year ended 12-31-2015	8.30	-8.35	1,268	0.98	0.81	0.99	0.80	70
Year ended 12-31-2014	10.87	-5.26	1,600	0.97	0.94	0.98	0.93	130
Balanced								
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	7.59	12.66	329	1.01[5]	1.43[5]	—	—	28
Year ended 12-31-2018	7.46	-3.24	310	1.01	1.55	—	—	54
Year ended 12-31-2017	7.95	11.37	362	1.01	1.54	—	—	48
Year ended 12-31-2016	7.47	2.03	361	1.01	1.53	—	—	54
Year ended 12-31-2015	8.76	-0.32	383	1.00	1.28	—	—	44
Year ended 12-31-2014	10.19	7.57	415	1.01	0.90	—	—	43
Energy								
Class I Shares								
Six-month period ended 6-30-2019 (unaudited)	4.24	9.45	—*	1.08[5]	0.28[5]	—	—	14
Year ended 12-31-2018	3.88	-33.96	—*	0.94	-0.09	0.94	-0.09	37
Year ended 12-31-2017[4]	5.87	1.55	—*	0.92[5]	1.70[5]	—	—	22[6]
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	4.23	9.31	43	1.33[5]	0.04[5]	—	—	14
Year ended 12-31-2018	3.87	-34.14	39	1.19	-0.41	—	—	37
Year ended 12-31-2017	5.87	-12.64	169	1.19	0.75	—	—	22
Year ended 12-31-2016	6.77	34.55	196	1.19	-0.27	—	—	31
Year ended 12-31-2015	5.04	-22.14	117	1.20	0.08	—	—	34
Year ended 12-31-2014	6.51	-10.56	118	1.18	-0.10	—	—	21
Growth								
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	10.28	23.92	772	1.00[5]	-0.08[5]	—	—	10
Year ended 12-31-2018	11.02	2.28	669	1.00	-0.02	—	—	37
Year ended 12-31-2017	12.09	29.34	883	0.99	0.05	—	—	41
Year ended 12-31-2016	10.30	1.22	835	0.98	0.26	1.00	0.24	53
Year ended 12-31-2015	11.42	7.17	897	0.96	0.03	0.99	—	30
Year ended 12-31-2014	12.08	11.81	871	0.96	0.10	0.99	0.07	26
High Income								
Class I Shares								
Six-month period ended 6-30-2019 (unaudited)	3.39	8.51	47	0.67[5]	6.83[5]	—	—	21
Year ended 12-31-2018	3.35	-1.86	44	0.66	6.50	0.66	6.50	42
Year ended 12-31-2017[4]	3.65	3.42	56	0.66[5]	6.53[5]	—	—	52[6]
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	3.38	8.38	857	0.92[5]	6.58[5]	—	—	21
Year ended 12-31-2018	3.34	-2.11	803	0.91	6.27	—	—	42
Year ended 12-31-2017	3.64	6.68	887	0.91	6.22	—	—	52
Year ended 12-31-2016	3.61	16.19	845	0.89	6.97	0.92	6.94	36
Year ended 12-31-2015	3.35	-6.50	725	0.89	7.01	0.92	6.98	44
Year ended 12-31-2014	3.85	1.90	818	0.88	6.31	0.91	6.28	55
International Core Equity								
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	14.77	11.96	721	1.16[5]	2.64[5]	—	—	33
Year ended 12-31-2018	14.66	-17.81	676	1.16	1.70	—	—	51
Year ended 12-31-2017	18.58	23.16	835	1.16	1.33	—	—	59
Year ended 12-31-2016	15.30	1.08	736	1.17	1.60	—	—	77
Year ended 12-31-2015	15.53	-0.94	675	1.16	1.18	—	—	87
Year ended 12-31-2014	18.00	1.44	656	1.16	1.28	—	—	102

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Mid Cap Growth							
Class I Shares							
Six-month period ended 6-30-2019 (unaudited)	$ 11.10	$ (0.01)	$ 2.91	$ 2.90	$ —	$(2.26)	$(2.26)
Year ended 12-31-2018	11.63	(0.02)	0.09	0.07	—	(0.60)	(0.60)
Year ended 12-31-2017[4]	10.30	0.00*	1.64	1.64	—	(0.31)	(0.31)
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	11.07	(0.03)	2.90	2.87	—	(2.26)	(2.26)
Year ended 12-31-2018	11.61	(0.05)	0.09	0.04	—	(0.58)	(0.58)
Year ended 12-31-2017	9.44	(0.04)	2.52	2.48	—	(0.31)	(0.31)
Year ended 12-31-2016	9.42	(0.01)	0.55	0.54	—	(0.52)	(0.52)
Year ended 12-31-2015	10.84	(0.01)	(0.52)	(0.53)	—	(0.89)	(0.89)
Year ended 12-31-2014	10.72	(0.04)	0.82	0.78	—	(0.66)	(0.66)
Natural Resources							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	3.55	0.04	0.30	0.34	(0.04)	—	(0.04)
Year ended 12-31-2018	4.63	0.03	(1.10)	(1.07)	(0.01)	—	(0.01)
Year ended 12-31-2017	4.50	0.00*	0.14	0.14	(0.01)	—	(0.01)
Year ended 12-31-2016	3.66	0.01	0.86	0.87	(0.03)	—	(0.03)
Year ended 12-31-2015	4.72	0.02	(1.08)	(1.06)	—*	—	—*
Year ended 12-31-2014	5.43	0.01	(0.72)	(0.71)	—	—	—
Science and Technology							
Class I Shares							
Six-month period ended 6-30-2019 (unaudited)	21.91	(0.02)	7.23	7.21	—	—	—
Year ended 12-31-2018	27.04	(0.03)	(1.24)	(1.27)	—	(3.86)	(3.86)
Year ended 12-31-2017[4]	25.22	(0.04)	4.16	4.12	—	(2.30)	(2.30)
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	21.84	(0.05)	7.20	7.15	—	—	—
Year ended 12-31-2018	27.04	(0.11)	(1.23)	(1.34)	—	(3.86)	(3.86)
Year ended 12-31-2017	22.34	(0.13)	7.08	6.95	—	(2.25)	(2.25)
Year ended 12-31-2016	22.96	(0.11)	0.34	0.23	—	(0.85)	(0.85)
Year ended 12-31-2015	25.02	(0.15)	(0.41)	(0.56)	—	(1.50)	(1.50)
Year ended 12-31-2014	26.58	(0.13)	0.74	0.61	—	(2.17)	(2.17)
Small Cap Core							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	13.51	(0.01)	2.64	2.63	—	(2.92)	(2.92)
Year ended 12-31-2018	18.32	(0.06)	(1.37)	(1.43)	(0.02)	(3.36)	(3.38)
Year ended 12-31-2017	18.34	0.00*	2.21	2.21	—	(2.23)	(2.23)
Year ended 12-31-2016	15.66	0.01	4.17	4.18	(0.07)	(1.43)	(1.50)
Year ended 12-31-2015	17.98	0.05	(0.95)	(0.90)	(0.02)	(1.40)	(1.42)
Year ended 12-31-2014	19.90	(0.01)	1.19	1.18	(0.02)	(3.08)	(3.10)
Small Cap Growth							
Class I Shares							
Six-month period ended 6-30-2019 (unaudited)	7.69	(0.03)	1.81	1.78	—	(0.14)	(0.14)
Year ended 12-31-2018[5]	8.76	0.00*	(1.07)	(1.07)	—	—	—
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	7.68	(0.04)	1.81	1.77	—	(0.14)	(0.14)
Year ended 12-31-2018	11.63	(0.06)	0.03	(0.03)	(0.05)	(3.87)	(3.92)
Year ended 12-31-2017	9.69	(0.07)	2.27	2.20	—	(0.26)	(0.26)
Year ended 12-31-2016	10.60	(0.07)	0.23	0.16	—	(1.07)	(1.07)
Year ended 12-31-2015	12.15	(0.09)	0.51	0.42	—	(1.97)	(1.97)
Year ended 12-31-2014	13.76	(0.10)	0.11	0.01	—	(1.62)	(1.62)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 28, 2017 (commencement of operations of the class) through December 31, 2017.

(5) For the period from November 5, 2018 (commencement of operations of the class) through December 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2017.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2018.

(9) Expense ratio based on the period excluding reorganization expenses was 0.89%.

(10) Expense ratio based on the period excluding reorganization expenses was 1.14%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Mid Cap Growth								
Class I Shares								
Six-month period ended 6-30-2019 (unaudited)	$ 11.74	27.13%	$ 218	0.85%[6]	-0.18%[6]	0.90%[6]	-0.23%[6]	11%
Year ended 12-31-2018	11.10	0.20	184	0.85	-0.14	0.90	-0.19	53
Year ended 12-31-2017[4]	11.63	16.44	131	0.85[6]	0.05[6]	0.89[6]	0.01[6]	25[7]
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	11.68	26.98	299	1.10[6]	-0.43[6]	1.16[6]	-0.49[6]	11
Year ended 12-31-2018	11.07	-0.06	230	1.10	-0.42	1.15	-0.47	53
Year ended 12-31-2017	11.61	26.89	585	1.11	-0.39	1.15	-0.43	25
Year ended 12-31-2016	9.44	6.12	615	1.10	-0.09	1.15	-0.14	33
Year ended 12-31-2015	9.42	-5.78	586	1.10	-0.07	1.15	-0.12	42
Year ended 12-31-2014	10.84	7.87	557	1.10	-0.34	1.15	-0.39	43
Natural Resources								
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	3.85	9.77	90	1.25[6]	2.20[6]	—	—	10
Year ended 12-31-2018	3.55	-23.23	88	1.21	0.72	—	—	33
Year ended 12-31-2017	4.63	2.97	131	1.36	0.11	—	—	44
Year ended 12-31-2016	4.50	23.81	144	1.36	0.20	—	—	67
Year ended 12-31-2015	3.66	-22.39	114	1.35	0.54	—	—	34
Year ended 12-31-2014	4.72	-13.04	146	1.33	0.12	—	—	31
Science and Technology								
Class I Shares								
Six-month period ended 6-30-2019 (unaudited)	29.12	32.91	—*	0.91[6]	-0.14[6]	—	—	15
Year ended 12-31-2018	21.91	-5.00	1	0.91	-0.11	0.91	-0.11	17
Year ended 12-31-2017[4]	27.04	17.24	—*	0.90[6]	-0.25[6]	—	—	27[7]
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	28.99	32.75	539	1.16[6]	-0.39[6]	—	—	15
Year ended 12-31-2018	21.84	-5.23	429	1.16	-0.38	—	—	17
Year ended 12-31-2017	27.04	32.12	645	1.15	-0.51	—	—	27
Year ended 12-31-2016	22.34	1.54	514	1.15	-0.52	1.17	-0.54	16
Year ended 12-31-2015	22.96	-2.88	582	1.13	-0.60	1.15	-0.62	25
Year ended 12-31-2014	25.02	2.91	586	1.13	-0.51	1.15	-0.53	29
Small Cap Core								
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	13.22	19.82	200	1.18[6]	-0.19[6]	—	—	28
Year ended 12-31-2018	13.51	-10.49	175	1.17	-0.34	—	—	112
Year ended 12-31-2017	18.32	13.73	316	1.15	0.01	—	—	112
Year ended 12-31-2016	18.34	28.88	348	1.16	0.08	—	—	182
Year ended 12-31-2015	15.66	-5.58	318	1.15	0.26	—	—	142
Year ended 12-31-2014	17.98	7.05	354	1.15	-0.10	—	—	81
Small Cap Growth								
Class I Shares								
Six-month period ended 6-30-2019 (unaudited)	9.33	23.24	58	0.89[6]	-0.71[6]	0.91[6]	-0.73[6]	23
Year ended 12-31-2018[5]	7.69	-12.24	52	1.05[6][9]	0.15[6]	1.07[6]	0.13[6]	52[8]
Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	9.31	23.08	344	1.14[6]	-0.95[6]	1.17[6]	-0.98[6]	23
Year ended 12-31-2018	7.68	-4.11	300	1.16[10]	-0.52	1.18	-0.54	52
Year ended 12-31-2017	11.63	23.12	377	1.15	-0.69	1.17	-0.71	55
Year ended 12-31-2016	9.69	2.92	426	1.14	-0.79	1.16	-0.81	107
Year ended 12-31-2015	10.60	1.88	430	1.13	-0.76	1.15	-0.78	102
Year ended 12-31-2014	12.15	1.59	426	1.14	-0.80	1.16	-0.82	85

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Asset Strategy, Balanced, Energy, Growth, High Income, International Core Equity, Mid Cap Growth, Natural Resources, Science and Technology, Small Cap Core and Small Cap Growth (each, a "Portfolio") are eleven series of the Trust and are the only series of the Trust included in these financial statements. The assets belonging to each Portfolio are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

Each Portfolio offers Class II shares. Asset Strategy, Energy, High Income, Mid Cap Growth, Science and Technology and Small Cap Growth also offer Class I shares. All classes of shares have identical rights and voting privileges with respect to the Portfolio in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share ("NAV") may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class II shares have a distribution and service plan. Class I shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's NAV to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the period ended June 30, 2019, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of June 30, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Forward Foreign Currency Contracts. All Portfolios are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

High Income, International Core Equity and Natural Resources enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Asset Strategy, Mid Cap Growth and Science and Technology purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. All Portfolios are authorized to invest in swap agreements. Swap agreements are bilateraly negotiated agreements between a Portfolio and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Portfolio are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Portfolio may be required to deposit initial margin with a Clearing Member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Asset Strategy, International Core Equity and Small Cap Growth enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Portfolio mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Portfolio and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Portfolio and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Portfolio's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Portfolio and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of June 30, 2019:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
High Income							
Unrealized appreciation on forward foreign currency contracts[1]	$ 178	$—	$ 178	$ —*	$ —	$ (178)	$—
International Core Equity							
Unrealized appreciation on forward foreign currency contracts	$1,704	$—	$1,704	$(1,704)	$ —	$ —	$—
Natural Resources							
Unrealized appreciation on forward foreign currency contracts[1]	$ 483	$—	$ 483	$ (19)	$(464)	$ —	$—
Small Cap Growth							
Swap agreements, at value	$ 525	$—	$ 525	$ —	$ —	$(525)	$—

*Not shown due to rounding.

[1]Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
High Income							
Unrealized depreciation on forward foreign currency contracts[1]	$ 5	$—	$ 5	$ —*	$ —	$—	$ 5
International Core Equity							
Unrealized depreciation on forward foreign currency contracts[1]	$2,878	$—	$2,878	$(1,704)	$(881)	$—	$293
Natural Resources							
Unrealized depreciation on forward foreign currency contracts	$ 22	$—	$ 22	$ (19)	$ —	$—	$ 3

*Not shown due to rounding.

[1]Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2019:

Portfolio	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
High Income	Foreign currency		$ —	Unrealized depreciation on forward foreign currency contracts	$ 3
International Core Equity	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,704		—
Natural Resources	Foreign currency	Unrealized appreciation on forward foreign currency contracts	468	Unrealized depreciation on forward foreign currency contracts	22
Small Cap Growth	Equity	Swap agreements, at value	525		—

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2019:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$ 267	$569	$—	$ —	$ —	$ 836
High Income	Foreign currency	—	—	—	—	34	34
International Core Equity	Equity	—	201	—	—	—	201
	Foreign currency	—	—	—	—	(2,621)	(2,621)
Mid Cap Growth	Equity	(278)	—	—	135	—	(143)
Natural Resources	Foreign currency	—	—	—	—	183	183
Science and Technology	Equity	4,085	—	—	(2,701)	—	1,384
Small Cap Growth	Equity	—	547	—	—	—	547

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2019:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
High Income	Foreign currency	$—	$ —	$—	$—	$ (17)	$ (17)
International Core Equity	Equity	—	(46)	—	—	—	(46)
	Foreign currency	—	—	—	—	2,052	2,052
Natural Resources	Foreign currency	—	—	—	—	20	20
Small Cap Growth	Equity	—	1,837	—	—	—	1,837

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended June 30, 2019, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Asset Strategy	$ —	$—	$—	$ 1,798	$ 43	$ —
High Income	3	—	—	—	—	—
International Core Equity	856	—	—	313	—	—
Mid Cap Growth	—	—	—	—	—	8
Natural Resources	54	—	—	—	—	—
Science and Technology	—	—	—	—	843	336
Small Cap Growth	—	—	—	11,557	—	—

[1]Average absolute value of unrealized appreciation/depreciation during the period.
[2]Average value outstanding during the period.
[3]Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO ($ amounts in thousands)

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for Ivy VIP Asset Strategy (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Portfolio. The Subsidiary and the Company act as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2019 of the Subsidiary and the Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary/Company Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$782,643	$41,240	5.27%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	782,643	604	0.08

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $10,000M	Over $10,000M
Asset Strategy	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Balanced	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Natural Resources	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.700
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Core	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760

IICO has voluntarily agreed to waive a Portfolio's investment management fee on any Portfolio that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Class II. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio may pay a service fee to W&R for Class II shares in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. IICO, the Portfolios' investment manager, IDI, the Portfolios' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Portfolios' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Portfolio and class expense limitations and related waivers/reimbursements for the period ended June 30, 2019 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Asset Strategy	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
Energy	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
High Income	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
Mid Cap Growth	All Classes	Contractual	4-28-2017	4-30-2020	N/A	$135[1]	Investment Management Fee
	Class I	Contractual	4-28-2017	4-30-2020	0.85%	$ —*	Shareholder Servicing
	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
	Class II	Contractual	5-1-2012	4-30-2020	1.10%	$ 9	12b-1 Fees and/or Shareholder Servicing
Science and Technology	Class I	Contractual	4-28-2017	4-30-2020	Class II less 0.25%	$ —	N/A
Small Cap Growth	All Classes	Contractual	4-28-2017	4-30-2020	N/A	$ 45[1]	Investment Management Fee
	Class I	Contractual	11-5-2018	4-30-2020	Class II less 0.25%	$ —*	Shareholder Servicing
	Class II	Contractual	10-1-2016	4-30-2020	1.14%	$ 9	12b-1 Fees and/or Shareholder Servicing

*Not shown due to rounding.
(1)Due to Class I and/or Class II contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2019.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2019 follows:

Portfolio	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation
High Income Larchmont Resources LLC[1]	1	$—	$—	$—	$—	1	$252	$ —

	12-31-18 Principal Balance				Interest Received	6-30-19 Principal Balance		Net Change in Unrealized Depreciation
Larchmont Resources LLC (9.460% Cash or 9.460% PIK), 9.460%, 8-7-20	$817	$ —	$(56)	$ 1	$41	$757	$705	$(34)

(1)No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Asset Strategy	$ 2,041	$175,574	$ 1,918	$252,434
Balanced	26,409	61,744	12,568	95,099
Energy	—	7,006	—	6,125
Growth	—	74,841	—	126,263
High Income	—	177,535	—	173,940
International Core Equity	—	218,919	—	265,734
Mid Cap Growth	—	51,496	—	67,588
Natural Resources	—	8,922	—	13,221
Science and Technology	—	73,785	—	116,491
Small Cap Core	—	105,274	—	111,094
Small Cap Growth	—	84,580	—	111,012

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Portfolios may lend their portfolio securities only to borrowers that are approved by the Portfolio's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Portfolio collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Portfolio is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Portfolio and any excess collateral is returned by the Portfolio on the next business day. During the term of the loan, the Portfolio is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Portfolio's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Portfolio's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Portfolio and the Portfolio does not have the ability to re-hypothecate these securities. The securities on loan for each Portfolio are also disclosed in its Schedule of Investments. The total value of any securities on loan as of June 30, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Portfolios from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Portfolio's securities lending positions and related cash and non-cash collateral received as of June 30, 2019:

Portfolio	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Balanced	$ 4,554	$ 671	$ 3,980	$ 4,651
Energy	1,155	1,185	—	1,185
High Income	4,642	2,597	2,157	4,754
International Core Equity	7,855	8,253	—	8,253
Mid Cap Growth	10,297	—	10,505	10,505
Natural Resources	2,291	1,360	979	2,339
Science and Technology	18,736	6,572	12,606	19,178
Small Cap Core	1,073	1,095	—	1,095
Small Cap Growth	17,656	5,005	13,022	18,027

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Portfolios benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Portfolio could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Asset Strategy				Balanced			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	—	$ —	1	$ 9	N/A	N/A	N/A	N/A
Class II	942	8,404	3,140	29,977	756	$ 5,980	1,416	$ 11,226
Shares issued in reinvestment of distributions to shareholders:								
Class I	—*	—*	2	18	N/A	N/A	N/A	N/A
Class II	145	1,322	5,872	49,202	4,279	31,681	1,388	10,863
Shares redeemed:								
Class I	—*	—*	—*	—*	N/A	N/A	N/A	N/A
Class II	(9,592)	(86,141)	(18,070)	(171,936)	(3,273)	(25,779)	(6,760)	(53,838)
Net increase (decrease)	(8,505)	$(76,415)	(9,055)	$ (92,730)	1,762	$ 11,882	(3,956)	$ (31,749)

	Energy				Growth			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	5	$ 21	8	$ 32	N/A	N/A	N/A	N/A
Class II	2,137	9,230	5,435	31,159	485	$ 5,813	1,679	$ 20,421
Shares issued in reinvestment of distributions to shareholders:								
Class I	—	—	—	—	N/A	N/A	N/A	N/A
Class II	—	—	—	—	18,896	186,937	8,478	99,828
Shares redeemed:								
Class I	(4)	(16)	—*	—*	N/A	N/A	N/A	N/A
Class II	(2,189)	(9,583)	(24,018)	(137,602)	(4,987)	(59,028)	(22,501)	(274,185)
Net increase (decrease)	(51)	$ (348)	(18,575)	$ (106,411)	14,394	$133,722	(12,344)	$(153,936)

*Not shown due to rounding.

	High Income				International Core Equity			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	684	$ 2,434	1,713	$ 5,956	N/A	N/A	N/A	N/A
Class II	14,398	50,021	32,626	116,310	818	$ 12,554	4,963	$ 83,359
Shares issued in reinvestment of distributions to shareholders:								
Class I	936	3,156	1,015	3,506	N/A	N/A	N/A	N/A
Class II	16,419	55,287	16,234	56,012	4,945	70,370	1,813	32,980
Shares redeemed:								
Class I	(1,111)	(3,882)	(4,836)	(16,926)	N/A	N/A	N/A	N/A
Class II	(18,011)	(62,804)	(52,101)	(184,346)	(3,055)	(48,072)	(5,580)	(97,507)
Net increase (decrease)	13,315	$ 44,212	(5,349)	$ (19,488)	2,708	$34,852	1,196	$ 18,832

	Mid Cap Growth				Natural Resources			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	109	$ 1,367	7,297	$ 90,379	N/A	N/A	N/A	N/A
Class II	3,277	40,729	7,032	87,767	1,825	$ 7,032	3,428	$ 15,087
Shares issued in reinvestment of distributions to shareholders:								
Class I	3,171	35,378	534	6,483	N/A	N/A	N/A	N/A
Class II	4,217	46,820	1,911	23,180	229	870	75	351
Shares redeemed:								
Class I	(1,351)	(17,122)	(2,531)	(31,811)	N/A	N/A	N/A	N/A
Class II	(2,621)	(33,562)	(38,548)	(467,934)	(3,541)	(13,838)	(6,932)	(30,567)
Net increase (decrease)	6,802	$ 73,610	(24,305)	$(291,936)	(1,487)	$ (5,936)	(3,429)	$ (15,129)

	Science and Technology				Small Cap Core			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	2	$ 43	6	$ 184	N/A	N/A	N/A	N/A
Class II	1,088	28,793	2,736	79,209	285	$ 4,165	841	$ 13,662
Shares issued in reinvestment of distributions to shareholders:								
Class I	—	—	4	85	N/A	N/A	N/A	N/A
Class II	—	—	2,937	65,600	2,817	36,690	3,561	56,235
Shares redeemed:								
Class I	—*	(9)	(1)	(26)	N/A	N/A	N/A	N/A
Class II	(2,158)	(56,409)	(9,856)	(284,003)	(928)	(13,659)	(8,646)	(141,910)
Net increase (decrease)	(1,068)	$(27,582)	(4,174)	$ (138,951)	2,174	$ 27,196	(4,244)	$(72,013)

*Not shown due to rounding.

	Small Cap Growth			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class I	33	$ 290	6,845	$ 58,514
Class II	1,214	10,732	3,202	32,902
Shares issued in connection with merger:				
Class I	N/A	N/A	56	487
Class II	N/A	N/A	9,666	84,646
Shares issued in reinvestment of distributions to shareholders:				
Class I	94	855	—	—
Class II	561	5,061	12,302	117,993
Shares redeemed:				
Class I	(676)	(6,056)	(123)	(980)
Class II	(3,909)	(35,055)	(18,536)	(187,990)
Net increase (decrease)	(2,683)	$ (24,173)	13,412	$105,572

12. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At June 30, 2019, there were no outstanding bridge loan commitments.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Asset Strategy	$ 757,118	$ 101,052	$78,323	$ 22,729
Balanced	304,643	31,870	7,596	24,274
Energy	59,016	1,846	17,426	(15,580)
Growth	528,234	249,426	5,198	244,228
High Income	957,907	17,543	68,866	(51,323)
International Core Equity	743,625	62,761	79,039	(16,278)
Mid Cap Growth	389,912	133,211	11,190	122,021
Natural Resources	109,062	5,059	23,172	(18,113)
Science and Technology	297,883	248,879	5,487	243,392
Small Cap Core	183,963	24,213	6,317	17,896
Small Cap Growth	321,797	100,186	13,884	86,302

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Asset Strategy	$ 108	$ 1,205	$—	$ —	$ —
Balanced	6,219	25,290	—	—	—
Energy	—	—	—	—	—
Growth	4,138	182,791	—	—	—
High Income	58,145	—	—	—	—
International Core Equity	13,997	56,369	—	—	—
Mid Cap Growth	—	82,045	—	—	—
Natural Resources	241	—	—	—	—
Science and Technology	—	—	—	292	—
Small Cap Core	12,735	23,952	—	—	—
Small Cap Growth	—	5,911	—	—	390

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

Portfolio	December 31, 2018 Distributed Ordinary Income[1]	December 31, 2018 Distributed Long-Term Capital Gains	December 31, 2017 Distributed Ordinary Income[1]	December 31, 2017 Distributed Long-Term Capital Gains
Asset Strategy	$15,495	$33,725	$ 14,371	$ —
Balanced	5,473	5,390	5,768	10,204
Energy	—	—	1,272	—
Growth	811	99,017	2,229	79,352
High Income	59,518	—	54,175	—
International Core Equity	28,472	4,508	10,926	—
Mid Cap Growth	2,816	26,847	—	19,650
Natural Resources	351	—	179	—
Science and Technology	—	65,685	3,112	47,869
Small Cap Core	27,706	28,529	34,485	4,780
Small Cap Growth	20,961	97,032	—	10,680

[1]Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryovers were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Asset Strategy	$ —	$ —
Balanced	—	—
Energy	10,337[1]	20,061[1]
Growth	—	—
High Income	280	56,478
International Core Equity	—	—
Mid Cap Growth	—	—
Natural Resources	6,122	36,157
Science and Technology	—	—
Small Cap Core	—	—
Small Cap Growth	—	—

[1]$29,427 of these Capital Loss Carryovers are subject to an annual limitation of $3,708 plus any unused limitation from prior years.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page has been intentionally left blank

This page has been intentionally left blank

This page has been intentionally left blank

THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate — Managed Volatility

Pathfinder Moderately Aggressive — Managed Volatility

Pathfinder Moderately Conservative — Managed Volatility

Science and Technology

Securian Real Estate Securities



Ivy INVESTMENTS®

VARIABLE INSURANCE PORTFOLIOS

Semiannual Report

JUNE 30, 2019

Ivy Variable Insurance Portfolios

Core Equity	Class II
Corporate Bond	Class II
Global Bond	Class II
Global Equity Income	Class II
Global Growth	Class II
Limited-Term Bond	Class II
Securian Real Estate Securities	Class II
Value	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS



Philip J. Sanders, CFA

JUNE 30, 2019 (UNAUDITED)

Dear Shareholder,

Equity markets roared back following the sharp correction at year-end 2018, with the S&P 500 Index advancing 17% as of June 30, and every sector posting gains. The rally had a pro-cyclical component as information technology, consumer discretionary and industrials delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and is now in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a robust job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) has held steady on interest rates so far in 2019. However, increasing pressures from trade turmoil and uncertainty around the strength of global growth is likely to lead the Fed to become more accommodative, leading to interest rate cuts in second half of the calendar year.

Emerging markets faced multiple headwinds over the period, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	6/30/2019	12/31/2018
S&P 500 Index	2,941.76	2,506.85
MSCI EAFE Index	1,922.30	1,719.88
10-Year Treasury Yield	2.00%	2.69%
U.S. unemployment rate	3.7%	3.9%
30-year fixed mortgage rate	3.73%	4.55%
Oil price per barrel	$58.47	$45.41

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate crude grade.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2019.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	
Core Equity							
Class II	$1,000	$ 1,180.30	$ 5.12	$1,000	$ 1,020.10	$ 4.75	0.95%
Corporate Bond							
Class II	$1,000	$1,084.80	$3.96	$1,000	$1,020.95	$3.84	0.77%
Global Bond							
Class II	$1,000	$ 1,068.10	$3.00	$1,000	$1,021.92	$2.93	0.58%
Global Equity Income							
Class II	$1,000	$ 1,136.90	$5.45	$1,000	$ 1,019.71	$ 5.15	1.02%
Global Growth							
Class II	$1,000	$ 1,179.70	$ 6.10	$1,000	$ 1,019.22	$5.65	1.13%
Limited-Term Bond							
Class II	$1,000	$1,030.90	$3.96	$1,000	$1,020.86	$3.94	0.79%
Securian Real Estate Securities							
Class II	$1,000	$ 1,157.80	$ 7.01	$1,000	$ 1,018.27	$6.56	1.32%
Value							
Class II	$1,000	$ 1,131.70	$5.33	$1,000	$ 1,019.81	$5.05	1.01%

(UNAUDITED)

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2019, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.8%
Information Technology	22.5%
Financials	13.9%
Consumer Discretionary	12.3%
Communication Services	11.9%
Industrials	11.3%
Health Care	10.8%
Consumer Staples	6.8%
Materials	3.6%
Energy	3.4%
Utilities	1.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.2%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
TE Connectivity Ltd.	Information Technology	Electronic Manufacturing Services
Boeing Co. (The)	Industrials	Aerospace & Defense
Citigroup, Inc.	Financials	Other Diversified Financial Services
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
AutoZone, Inc.	Consumer Discretionary	Automotive Retail
Blackstone Group L.P. (The)	Financials	Asset Management & Custody Banks
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CORE EQUITY *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 4.3%		
Charter Communications, Inc., Class A (A)	37	$ 14,543
Comcast Corp., Class A	362	15,321
		29,864
Interactive Home Entertainment – 1.8%		
Take-Two Interactive Software, Inc. (A)	109	12,326
Interactive Media & Services – 3.9%		
Alphabet, Inc., Class A (A)	13	13,752
Facebook, Inc., Class A (A)	67	12,834
		26,586
Movies & Entertainment – 1.9%		
Walt Disney Co. (The)	95	13,308
Total Communication Services – 11.9%		82,084
Consumer Discretionary		
Auto Parts & Equipment – 2.1%		
Aptiv plc	183	14,751
Automotive Retail – 2.6%		
AutoZone, Inc. (A)	17	18,141
Casinos & Gaming – 1.2%		
Las Vegas Sands, Inc.	139	8,202
Footwear – 1.9%		
NIKE, Inc., Class B	152	12,744
Internet & Direct Marketing Retail – 4.5%		
Alibaba Group Holding Ltd. ADR (A)	64	10,862
Amazon.com, Inc. (A)	11	20,262
		31,124
Total Consumer Discretionary – 12.3%		84,962
Consumer Staples		
Distillers & Vintners – 1.2%		
Constellation Brands, Inc.	43	8,527
Hypermarkets & Super Centers – 4.6%		
Costco Wholesale Corp.	42	11,051
Wal-Mart Stores, Inc.	185	20,474
		31,525
Tobacco – 1.0%		
Philip Morris International, Inc.	88	6,932
Total Consumer Staples – 6.8%		46,984
Energy		
Oil & Gas Refining & Marketing – 1.5%		
Marathon Petroleum Corp.	90	5,035
Phillips 66	60	5,565
		10,600
Oil & Gas Storage & Transportation – 1.9%		
Enterprise Products Partners L.P.	461	$ 13,309
Total Energy – 3.4%		23,909
Financials		
Asset Management & Custody Banks – 2.6%		
Blackstone Group L.P. (The)	402	17,870
Financial Exchanges & Data – 3.4%		
MSCI, Inc., Class A	29	6,901
S&P Global, Inc.	74	16,948
		23,849
Other Diversified Financial Services – 6.1%		
Citigroup, Inc.	309	21,618
JPMorgan Chase & Co.	185	20,685
		42,303
Property & Casualty Insurance – 1.8%		
Progressive Corp. (The)	155	12,375
Total Financials – 13.9%		96,397
Health Care		
Health Care Equipment – 3.4%		
Danaher Corp.	86	12,277
Zimmer Holdings, Inc.	94	11,079
		23,356
Managed Health Care – 3.7%		
Anthem, Inc.	31	8,692
UnitedHealth Group, Inc.	70	17,178
		25,870
Pharmaceuticals – 3.7%		
Elanco Animal Health, Inc. (A)	261	8,831
Zoetis, Inc.	144	16,377
		25,208
Total Health Care – 10.8%		74,434
Industrials		
Aerospace & Defense – 7.1%		
Boeing Co. (The)	64	23,297
Lockheed Martin Corp.	47	16,977
United Technologies Corp.	67	8,763
		49,037
Environmental & Facilities Services – 1.4%		
Waste Connections, Inc.	102	9,730
Railroads – 1.5%		
Norfolk Southern Corp.	52	10,325
Trading Companies & Distributors – 1.3%		
United Rentals, Inc. (A)	69	9,178
Total Industrials – 11.3%		78,270
Information Technology		
Data Processing & Outsourced Services – 6.2%		
First Data Corp., Class A (A)	494	$ 13,365
MasterCard, Inc., Class A	65	17,283
Visa, Inc., Class A	70	12,171
		42,819
Electronic Manufacturing Services – 4.1%		
IPG Photonics Corp. (A)	24	3,717
TE Connectivity Ltd.	254	24,310
		28,027
Internet Services & Infrastructure – 0.7%		
GoDaddy, Inc., Class A (A)	64	4,518
Semiconductors – 3.4%		
Analog Devices, Inc.	128	14,414
QUALCOMM, Inc.	123	9,341
		23,755
Systems Software – 6.0%		
Microsoft Corp.	312	41,730
Technology Hardware, Storage & Peripherals – 2.1%		
Apple, Inc.	74	14,563
Total Information Technology – 22.5%		155,412
Materials		
Commodity Chemicals – 1.7%		
LyondellBasell Industries N.V., Class A	140	12,058
Specialty Chemicals – 1.9%		
Sherwin-Williams Co. (The)	28	12,924
Total Materials – 3.6%		24,982
Utilities		
Electric Utilities – 1.3%		
NextEra Energy, Inc.	44	9,075
Total Utilities – 1.3%		9,075
TOTAL COMMON STOCKS – 97.8%		$676,509
(Cost: $617,914)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.7%		
Sonoco Products Co., 2.531%, 7-1-19	$5,133	5,132
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (C)	3,878	3,878

SCHEDULE OF INVESTMENTS CORE EQUITY *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.9%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.350%, 7-7-19 (C)	$6,000	$ 6,000
TOTAL SHORT-TERM SECURITIES – 2.2%		$ 15,010
(Cost: $15,011)		
TOTAL INVESTMENT SECURITIES – 100.0%		$691,519
(Cost: $632,925)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(278)
NET ASSETS – 100.0%		$691,241

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2019.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$676,509	$ —	$—
Short-Term Securities	—	15,010	—
Total	$676,509	$15,010	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Bonds	97.7%
Corporate Debt Securities	92.6%
Asset-Backed Securities	1.9%
Municipal Bonds – Taxable	1.2%
United States Government and Government Agency Obligations	1.1%
Other Government Securities	0.8%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Quality Weightings

Investment Grade	97.3%
AAA	3.0%
AA	13.8%
A	36.8%
BBB	43.7%
Non-Investment Grade	0.4%
BB	0.3%
Non-rated	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS CORPORATE BOND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5-26-22	$ 1,320	$ 1,345
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.750%, 12-15-27 (A)	855	894
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	1,658	1,670
American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1, 3.575%, 1-15-28	881	913
American Airlines, Inc., Class AA Pass Through Certificates, Series 2017-1, 3.650%, 2-15-29	2,250	2,331
United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7-7-28	2,717	2,727
TOTAL ASSET-BACKED SECURITIES – 1.9%		$9,880
(Cost: $9,556)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 1.0%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 4.464%, 7-23-22	1,000	1,050
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
3.900%, 3-1-38	500	527
4.600%, 10-15-38	3,000	3,432
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.950%, 1-15-25	815	861
		5,870
Integrated Telecommunication Services – 2.1%		
AT&T, Inc.:		
3.600%, 2-17-23	3,500	3,632
2.950%, 7-15-26	2,000	1,985
Verizon Communications, Inc.:		
4.500%, 8-10-33	3,500	3,940
5.250%, 3-16-37	1,250	1,494
4.812%, 3-15-39	559	643
		11,694
Interactive Home Entertainment – 0.5%		
Activision Blizzard, Inc.:		
2.300%, 9-15-21	1,750	1,746
3.400%, 6-15-27	1,000	1,009
		2,755
Interactive Media & Services – 0.6%		
Alphabet, Inc., 3.375%, 2-25-24	2,950	3,114

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 0.5%		
Walt Disney Co. (The), 4.125%, 6-1-44	$ 2,574	$ 2,926
Publishing – 0.1%		
Thomson Reuters Corp., 3.350%, 5-15-26	500	502
Wireless Telecommunication Service – 1.2%		
Crown Castle Towers LLC, 3.663%, 5-15-25 (A)	2,450	2,542
Sprint Spectrum L.P., 3.360%, 9-20-21 (A)	1,969	1,969
Vodafone Group plc, 4.125%, 5-30-25	2,000	2,130
		6,641
Total Communication Services – 6.0%		33,502
Consumer Discretionary		
Auto Parts & Equipment – 0.3%		
Lear Corp., 3.800%, 9-15-27	1,750	1,731
Automobile Manufacturers – 0.2%		
General Motors Co., 5.000%, 10-1-28	1,250	1,313
Education Services – 0.2%		
President and Fellows of Harvard College, 3.150%, 7-15-46	500	489
University of Southern California, 3.028%, 10-1-39	500	490
		979
Footwear – 0.9%		
NIKE, Inc., 3.875%, 11-1-45	4,500	4,843
Home Improvement Retail – 0.6%		
Home Depot, Inc. (The), 4.200%, 4-1-43	2,800	3,109
Hotels, Resorts & Cruise Lines – 0.6%		
Royal Caribbean Cruises Ltd., 3.700%, 3-15-28	3,500	3,524
Internet & Direct Marketing Retail – 0.6%		
Amazon.com, Inc., 4.800%, 12-5-34	2,870	3,520
Restaurants – 0.3%		
Starbucks Corp., 3.550%, 8-15-29	1,500	1,569
Total Consumer Discretionary – 3.7%		20,588

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples		
Agricultural Products – 0.2%		
Archer Daniels Midland Co., 3.375%, 3-15-22	$ 1,000	$ 1,034
Brewers – 1.5%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB), 4.700%, 2-1-36	6,000	6,598
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 4.750%, 1-23-29	750	850
Molson Coors Brewing Co., 2.250%, 3-15-20	1,000	997
		8,445
Distillers & Vintners – 0.3%		
Constellation Brands, Inc.:		
2.650%, 11-7-22	1,000	1,003
4.500%, 5-9-47	500	521
		1,524
Drug Retail – 0.5%		
CVS Health Corp.:		
2.800%, 7-20-20	75	75
4.100%, 3-25-25	2,500	2,636
		2,711
Household Products – 0.4%		
Procter & Gamble Co. (The), 2.700%, 2-2-26	2,000	2,036
Hypermarkets & Super Centers – 0.5%		
Walmart, Inc., 3.700%, 6-26-28	2,500	2,729
Packaged Foods & Meats – 1.8%		
Mars, Inc.:		
3.200%, 4-1-30 (A)	1,000	1,038
3.875%, 4-1-39 (A)	2,625	2,777
Nestle Holdings, Inc., 3.900%, 9-24-38 (A)	3,500	3,824
Smithfield Foods, Inc.:		
2.650%, 10-3-21 (A)	1,250	1,232
3.350%, 2-1-22 (A)	1,500	1,496
		10,367
Soft Drinks – 0.9%		
Coca-Cola Co. (The), 1.550%, 9-1-21	1,500	1,484
PepsiCo, Inc.:		
1.700%, 10-6-21	1,000	992
3.450%, 10-6-46	2,500	2,567
		5,043
Tobacco – 0.7%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 3.490%, 2-14-22	1,830	1,881

CORPORATE BOND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tobacco (Continued)		
Philip Morris International, Inc.,		
2.875%, 5-1-24	$1,900	$ 1,928
		3,809
Total Consumer Staples – 6.8%		37,698
Energy		
Oil & Gas Equipment & Services – 0.9%		
Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc.:		
2.773%, 12-15-22	3,000	3,031
3.337%, 12-15-27	2,000	2,013
		5,044
Oil & Gas Exploration & Production – 1.8%		
BP Capital Markets plc (GTD by BP plc):		
3.216%, 11-28-23	1,500	1,547
3.814%, 2-10-24	3,000	3,181
Canadian Natural Resources Ltd.,		
3.850%, 6-1-27	3,500	3,634
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11-15-34	218	234
EQT Corp.,		
3.000%, 10-1-22	1,450	1,438
		10,034
Oil & Gas Refining & Marketing – 0.4%		
Phillips 66 (GTD by Phillips 66 Co.) (3-Month U.S. LIBOR plus 60 bps),		
3.121%, 2-26-21 (B)	2,000	2,000
Oil & Gas Storage & Transportation – 5.3%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.),		
4.450%, 7-15-27	2,000	2,044
Colonial Pipeline Co.,		
4.250%, 4-15-48 (A)	1,000	1,076
Colorado Interstate Gas Co.,		
4.150%, 8-15-26 (A)	1,000	1,034
Enbridge, Inc.,		
2.900%, 7-15-22	2,000	2,029
Energy Transfer Partners L.P.,		
4.200%, 4-15-27	2,000	2,077
EQT Midstream Partners L.P.,		
4.750%, 7-15-23	1,000	1,036
Midwest Connector Capital Co. LLC,		
3.900%, 4-1-24 (A)	1,400	1,456
Plains All American Pipeline L.P. and PAA Finance Corp.:		
3.600%, 11-1-24	1,031	1,045
4.500%, 12-15-26	1,750	1,859
Sabal Trail Transmission LLC,		
4.246%, 5-1-28 (A)	2,500	2,664
Sabine Pass Liquefaction LLC,		
4.200%, 3-15-28	1,500	1,575

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.),		
4.000%, 10-1-27	$2,000	$ 2,060
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4-1-21	500	515
Tennessee Gas Pipeline Co.,		
7.000%, 3-15-27	2,000	2,427
TransCanada Corp.,		
5.100%, 3-15-49	3,000	3,472
Transcontinental Gas Pipe Line Co. LLC,		
4.600%, 3-15-48	1,000	1,060
Williams Partners L.P.:		
3.750%, 6-15-27	500	517
4.850%, 3-1-48	1,500	1,602
		29,548
Total Energy — 8.4%		46,626
Financials		
Asset Management & Custody Banks – 1.4%		
Ares Capital Corp.:		
3.875%, 1-15-20	280	281
4.250%, 3-1-25	2,000	2,024
BlackRock, Inc.,		
3.250%, 4-30-29	1,900	1,989
Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.),		
4.850%, 3-29-29	2,250	2,460
State Street Corp.,		
4.375%, 3-7-21	1,250	1,296
		8,050
Consumer Finance – 1.5%		
American Express Credit Corp.,		
2.200%, 3-3-20	2,000	1,998
Capital One Financial Corp.:		
4.200%, 10-29-25	1,500	1,575
3.750%, 7-28-26	1,000	1,017
Ford Motor Credit Co. LLC:		
5.875%, 8-2-21	1,500	1,581
3.810%, 1-9-24	1,500	1,507
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.),		
3.200%, 7-6-21	500	504
		8,182
Diversified Banks – 11.9%		
Australia and New Zealand Banking Group Ltd.,		
2.125%, 8-19-20	1,000	998
Banco Santander S.A.,		
3.500%, 4-11-22	1,250	1,282

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Bank of America Corp.:		
2.503%, 10-21-22	$4,000	$ 4,007
4.244%, 4-24-38	2,000	2,179
Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps),		
3.335%, 2-5-26 (B)	4,000	3,944
Bank of Montreal,		
2.100%, 12-12-19	500	499
Bank of New York Mellon Corp. (The):		
3.550%, 9-23-21	1,250	1,284
2.200%, 8-16-23	3,000	2,983
Barclays plc,		
3.684%, 1-10-23	4,400	4,456
BB&T Corp.:		
2.050%, 5-10-21	1,000	995
2.750%, 4-1-22	3,500	3,541
Citizens Bank N.A.,		
3.250%, 2-14-22	1,050	1,070
Commonwealth Bank of Australia,		
2.000%, 9-6-21 (A)	1,500	1,490
Danske Bank A.S.,		
2.700%, 3-2-22 (A)	1,500	1,503
Fifth Third Bank N.A.:		
2.250%, 6-14-21	500	500
3.350%, 7-26-21	1,500	1,531
HSBC Holdings plc,		
3.803%, 3-11-25	2,250	2,343
Huntington Bancshares, Inc.,		
2.300%, 1-14-22	500	500
ING Groep N.V.,		
3.550%, 4-9-24	1,325	1,370
KeyBank N.A.,		
3.300%, 2-1-22	750	770
Mitsubishi UFJ Financial Group, Inc.:		
2.998%, 2-22-22	500	508
3.218%, 3-7-22	2,000	2,041
Mizuho Financial Group, Inc.,		
2.953%, 2-28-22	3,000	3,034
Royal Bank of Canada,		
3.200%, 4-30-21	3,000	3,052
Santander Holdings USA, Inc.,		
3.400%, 1-18-23	2,500	2,536
Toronto-Dominion Bank,		
3.250%, 3-11-24	1,875	1,942
U.S. Bancorp,		
3.375%, 2-5-24	1,000	1,043
U.S. Bank N.A.,		
3.450%, 11-16-21	7,000	7,186
Wells Fargo & Co.:		
2.100%, 7-26-21	1,000	995
3.069%, 1-24-23	1,500	1,523
3.900%, 5-1-45	1,000	1,073
4.750%, 12-7-46	500	569
Westpac Banking Corp.:		
2.150%, 3-6-20	2,500	2,498
2.000%, 8-19-21	1,000	994
		66,239

JUNE 30, 2019 (UNAUDITED)
CORPORATE BOND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Capital Markets – 0.4%		
Credit Suisse Group AG,		
3.574%, 1-9-23 (A)	$2,000	$ 2,041
Financial Exchanges & Data – 0.6%		
Intercontinental Exchange, Inc.,		
4.250%, 9-21-48	2,750	3,083
Insurance Brokers – 0.5%		
Marsh & McLennan Cos., Inc.:		
3.500%, 12-29-20	1,000	1,017
2.750%, 1-30-22	2,000	2,018
		3,035
Investment Banking & Brokerage – 2.6%		
Cantor Fitzgerald L.P.,		
4.875%, 5-1-24 (A)	875	902
Credit Suisse Group Funding (Guernsey) Ltd.,		
3.125%, 12-10-20	1,000	1,007
Daiwa Securities Group, Inc.,		
3.129%, 4-19-22 (A)	1,000	1,014
Goldman Sachs Group, Inc. (The):		
3.000%, 4-26-22	1,000	1,009
2.905%, 7-24-23	1,000	1,009
3.272%, 9-29-25	2,500	2,557
3.750%, 2-25-26	1,000	1,044
3.500%, 11-16-26	2,000	2,049
4.017%, 10-31-38	1,500	1,544
Morgan Stanley,		
3.875%, 1-27-26	1,000	1,063
Morgan Stanley (3-Month U.S. LIBOR plus 140 bps),		
3.981%, 10-24-23 (B)	1,500	1,529
		14,727
Life & Health Insurance – 4.6%		
Aflac, Inc.,		
4.750%, 1-15-49	2,750	3,248
Athene Holding Ltd.,		
4.125%, 1-12-28	3,000	3,023
MetLife Global Funding I,		
1.950%, 9-15-21 (A)	2,000	1,984
Metropolitan Life Insurance Co.,		
3.450%, 10-9-21 (A)	3,000	3,070
New York Life Global Funding,		
2.900%, 1-17-24 (A)	5,500	5,627
Northwestern Mutual Life Insurance Co. (The),		
3.850%, 9-30-47 (A)	3,000	3,083
Principal Life Global Funding II,		
3.000%, 4-18-26 (A)	1,000	1,013
Protective Life Global Funding:		
2.262%, 4-8-20 (A)	2,500	2,496
2.700%, 11-25-20 (A)	1,000	1,005
Sumitomo Life Insurance Co.,		
4.000%, 9-14-77 (A)	1,000	1,012
		25,561
Other Diversified Financial Services – 3.3%		
Citigroup, Inc.:		
2.700%, 3-30-21	3,000	3,014
3.500%, 5-15-23	$2,000	$ 2,063
3.980%, 3-20-30	1,875	2,004
Fidelity National Information Services, Inc.,		
3.750%, 5-21-29	725	770
JPMorgan Chase & Co.:		
2.295%, 8-15-21	6,000	5,998
2.700%, 5-18-23	3,000	3,030
3.625%, 12-1-27	1,500	1,545
		18,424
Property & Casualty Insurance – 0.5%		
Aon Corp. (GTD by Aon plc),		
3.750%, 5-2-29	2,500	2,607
Regional Banks – 1.1%		
PNC Bank N.A.:		
2.450%, 11-5-20	264	265
3.300%, 10-30-24	1,000	1,042
PNC Financial Services Group, Inc. (The),		
3.450%, 4-23-29	2,000	2,104
SunTrust Banks, Inc.,		
3.200%, 4-1-24	2,500	2,578
		5,989
Reinsurance – 0.3%		
Reinsurance Group of America, Inc.,		
3.900%, 5-15-29	1,700	1,764
Specialized Finance – 1.6%		
Dell International LLC and EMC Corp.,		
5.450%, 6-15-23 (A)	3,500	3,772
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6-15-21 (A)	3,000	3,090
8.100%, 7-15-36 (A)	500	613
John Deere Capital Corp.,		
3.200%, 1-10-22	1,500	1,540
		9,015
Total Financials – 30.3%		168,717
Health Care		
Biotechnology – 1.4%		
Amgen, Inc.:		
2.200%, 5-11-20	2,000	1,996
3.875%, 11-15-21	2,500	2,578
3.625%, 5-22-24	1,500	1,576
4.950%, 10-1-41	1,500	1,693
		7,843
Health Care Distributors – 0.5%		
McKesson Corp.,		
3.650%, 11-30-20	2,500	2,539
Health Care Equipment – 0.4%		
Boston Scientific Corp.,		
4.550%, 3-1-39	1,875	2,070
Health Care Facilities – 0.3%		
HCA, Inc. (GTD by HCA Holdings, Inc.),		
4.125%, 6-15-29	$ 1,675	$ 1,714
Health Care Services – 0.2%		
Cigna Corp.,		
4.375%, 10-15-28 (A)	1,250	1,348
Health Care Supplies – 1.3%		
Abbott Laboratories:		
3.400%, 11-30-23	700	730
4.750%, 11-30-36	3,000	3,555
Medtronic, Inc. (GTD by Medtronic Global Holdings SCA and Medtronic plc),		
4.375%, 3-15-35	1,752	2,016
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.400%, 9-23-21	1,000	998
		7,299
Managed Health Care – 1.6%		
Halfmoon Parent, Inc.,		
3.400%, 9-17-21 (A)	2,500	2,548
Humana, Inc.,		
2.900%, 12-15-22	5,000	5,068
UnitedHealth Group, Inc.,		
3.500%, 2-15-24	1,500	1,572
		9,188
Pharmaceuticals – 3.8%		
Bayer U.S. Finance II LLC,		
4.375%, 12-15-28 (A)	2,500	2,634
Bayer U.S. Finance LLC,		
3.000%, 10-8-21 (A)	1,500	1,510
Bristol-Myers Squibb Co.:		
2.900%, 7-26-24 (A)	1,875	1,916
3.400%, 7-26-29 (A)	825	863
Eli Lilly and Co.,		
3.875%, 3-15-39	2,500	2,710
Merck & Co., Inc.,		
3.900%, 3-7-39	3,750	4,104
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc),		
3.500%, 3-15-21	1,000	997
Pfizer, Inc.,		
3.900%, 3-15-39	2,500	2,693
Zoetis, Inc.,		
3.900%, 8-20-28	3,500	3,728
		21,155
Total Health Care – 9.5%		53,156
Industrials		
Aerospace & Defense – 2.5%		
BAE Systems Holdings, Inc.:		
3.850%, 12-15-25 (A)	1,500	1,567
4.750%, 10-7-44 (A)	1,000	1,108
Boeing Co. (The),		
1.650%, 10-30-20	500	496

JUNE 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Aerospace & Defense (Continued)		
General Dynamics Corp.,		
1.875%, 8-15-23	$3,000	$ 2,968
Huntington Ingalls Industries, Inc.,		
3.483%, 12-1-27	1,000	1,016
Northrop Grumman Corp.:		
3.250%, 1-15-28	2,250	2,309
4.030%, 10-15-47	3,000	3,192
Rockwell Collins, Inc.,		
2.800%, 3-15-22	1,500	1,515
		14,171
Agricultural & Farm Machinery – 0.2%		
CNH Industrial N.V.,		
3.850%, 11-15-27	1,000	998
Air Freight & Logistics – 0.4%		
FedEx Corp.:		
4.750%, 11-15-45	1,000	1,046
4.400%, 1-15-47	1,000	995
		2,041
Airlines – 1.1%		
Aviation Capital Group Corp.,		
2.875%, 1-20-22 (A)	3,000	3,020
Aviation Capital Group LLC,		
3.500%, 11-1-27 (A)	2,000	2,000
Sydney Airport Finance,		
3.625%, 4-28-26 (A)	1,000	1,026
		6,046
Environmental & Facilities Services – 1.0%		
Waste Connections, Inc.,		
3.500%, 5-1-29	2,000	2,081
Waste Management, Inc. (GTD by		
Waste Management		
Holdings, Inc.):		
2.400%, 5-15-23	1,000	1,003
4.100%, 3-1-45	2,500	2,725
		5,809
Industrial Conglomerates – 0.5%		
Ingersoll-Rand Luxembourg		
Finance S.A.,		
3.800%, 3-21-29	2,575	2,701
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
4.550%, 9-1-44	1,000	1,157
Research & Consulting Services – 0.4%		
RELX Capital, Inc. (GTD by RELX plc),		
4.000%, 3-18-29	1,875	1,980
Trucking – 0.3%		
J.B. Hunt Transport Services, Inc.		
(GTD by J.B. Hunt Transport, Inc.),		
3.875%, 3-1-26	1,875	1,962
Total Industrials – 6.6%		**36,865**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Information Technology		
Application Software – 0.2%		
NXP Semiconductors N.V., NXP B.V.		
and NXP Funding LLC,		
4.300%, 6-18-29 (A)	$ 925	$ 954
Communications Equipment – 0.5%		
L-3 Communications Corp.,		
3.850%, 12-15-26	500	523
Motorola Solutions, Inc.,		
4.600%, 5-23-29	2,075	2,181
		2,704
Data Processing & Outsourced Services – 1.2%		
Fiserv, Inc.,		
3.500%, 7-1-29	2,425	2,487
Visa, Inc.:		
2.800%, 12-14-22	3,000	3,070
4.150%, 12-14-35	1,000	1,150
		6,707
Electronic Components – 0.6%		
Maxim Integrated Products, Inc.,		
3.450%, 6-15-27	3,500	3,524
Electronic Equipment & Instruments – 0.5%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	2,500	2,672
IT Consulting & Other Services – 0.5%		
International Business Machines		
Corp.,		
3.000%, 5-15-24	2,625	2,696
Semiconductor Equipment – 0.3%		
Lam Research Corp.,		
3.750%, 3-15-26	1,875	1,968
Semiconductors – 2.0%		
Intel Corp.:		
3.100%, 7-29-22	1,000	1,031
4.000%, 12-15-32	1,500	1,692
4.100%, 5-19-46	3,000	3,301
QUALCOMM, Inc.:		
4.650%, 5-20-35	1,500	1,673
4.800%, 5-20-45	500	560
Texas Instruments, Inc.,		
3.875%, 3-15-39	2,500	2,716
		10,973
Systems Software – 1.4%		
CA, Inc.,		
5.375%, 12-1-19	1,080	1,090
Microsoft Corp.:		
2.650%, 11-3-22	2,000	2,044
3.500%, 2-12-35	4,500	4,789
		7,923
Technology Hardware, Storage & Peripherals – 1.7%		
Apple, Inc.:		
2.400%, 5-3-23	4,000	4,037

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Technology Hardware, Storage & Peripherals (Continued)		
3.200%, 5-11-27	$3,750	$ 3,908
4.500%, 2-23-36	1,500	1,762
		9,707
Total Information Technology – 8.9%		**49,828**
Materials		
Diversified Metals & Mining – 0.3%		
Anglo American Capital plc,		
3.750%, 4-10-22 (A)	1,500	1,533
Specialty Chemicals – 0.2%		
Methanex Corp.,		
5.250%, 3-1-22	1,404	1,462
Total Materials – 0.5%		**2,995**
Real Estate		
Health Care REITs – 0.3%		
Senior Housing Properties Trust,		
4.750%, 2-15-28	1,500	1,456
Hotel & Resort REITs – 0.6%		
Hospitality Properties Trust,		
3.950%, 1-15-28	3,700	3,485
Industrial REITs – 0.1%		
Aircastle Ltd.,		
5.500%, 2-15-22	598	634
Specialized REITs – 3.1%		
American Tower Corp.:		
3.070%, 3-15-23 (A)	1,500	1,524
3.000%, 6-15-23	2,500	2,523
4.400%, 2-15-26	1,000	1,080
3.125%, 1-15-27	1,000	992
American Tower Trust I,		
3.652%, 3-23-28 (A)	1,000	1,045
Crown Castle International Corp.:		
2.250%, 9-1-21	500	498
5.250%, 1-15-23	1,027	1,118
3.200%, 9-1-24	1,250	1,276
4.000%, 3-1-27	2,000	2,098
CubeSmart L.P. (GTD by CubeSmart),		
4.375%, 2-15-29	1,375	1,466
Public Storage, Inc.,		
3.385%, 5-1-29	1,500	1,566
Ventas Realty L.P. (GTD by Ventas,		
Inc.),		
2.650%, 1-15-25	1,875	1,866
		17,052
Total Real Estate – 4.1%		**22,627**
Utilities		
Electric Utilities – 5.1%		
AEP Transmission Co. LLC,		
4.250%, 9-15-48	1,500	1,644

JUNE 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES
(Continued)

	Principal	Value
Electric Utilities (Continued)		
CenterPoint Energy, Inc., 4.250%, 11-1-28	$5,000	$ 5,401
Commonwealth Edison Co., 3.650%, 6-15-46	3,000	3,044
Consumers Energy Co., 4.350%, 4-15-49	1,500	1,735
Duke Energy Carolinas LLC, 3.750%, 6-1-45	1,625	1,668
Duke Energy Indiana LLC, 3.750%, 5-15-46	1,000	1,011
Entergy Arkansas, Inc., 4.000%, 6-1-28	1,800	1,917
Florida Power & Light Co., 3.990%, 3-1-49	1,875	2,054
Kansas City Power & Light Co., 4.200%, 3-15-48	1,000	1,094
National Rural Utilities Cooperative Finance Corp., 4.400%, 11-1-48	2,000	2,283
Southern California Edison Co., 4.125%, 3-1-48	3,000	3,021
Virginia Electric and Power Co., Series B, 4.600%, 12-1-48	1,500	1,726
Wisconsin Electric Power Co.:		
4.250%, 6-1-44	250	269
4.300%, 10-15-48	1,250	1,374
		28,241
Gas Utilities – 0.3%		
Southern California Gas Co., 4.300%, 1-15-49	1,500	1,653
Independent Power Producers & Energy Traders – 0.4%		
Black Hills Corp., 4.350%, 5-1-33	2,000	2,204
Multi-Utilities – 1.7%		
Baltimore Gas and Electric Co., 4.250%, 9-15-48	1,500	1,661
Berkshire Hathaway Energy Co., 2.800%, 1-15-23	1,500	1,528
Dominion Resources, Inc., 2.750%, 1-15-22	3,000	3,021
Public Service Electric and Gas Co.:		
1.900%, 3-15-21	2,000	1,993
2.250%, 9-15-26	1,500	1,456
		9,659
Water Utilities – 0.3%		
American Water Capital Corp., 4.150%, 6-1-49	1,500	1,620
Total Utilities – 7.8%		43,377
TOTAL CORPORATE DEBT SECURITIES – 92.6%		$515,979

(Cost: $492,263)

MORTGAGE-BACKED SECURITIES

	Principal	Value
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgage Trust 2005-1 (Mortgage spread to 10-year U.S. Treasury index), 4.411%, 3-25-35 (B)	$ 968	$ 739
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1 (Mortgage spread to 3-year U.S. Treasury index), 4.617%, 2-25-34 (B)	8	—*
		739
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		$ 739

(Cost: $971)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
New York – 0.7%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (A)	3,005	4,071
Ohio – 0.4%		
OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, 3.798%, 12-1-46	2,000	2,184
Pennsylvania – 0.1%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds), 4.750%, 7-15-22	750	768
TOTAL MUNICIPAL BONDS – TAXABLE – 1.2%		$7,023

(Cost: $5,770)

OTHER GOVERNMENT SECURITIES (C)

	Principal	Value
Canada – 0.6%		
Province de Quebec, 7.140%, 2-27-26	2,500	3,158
South Korea – 0.2%		
Korea Development Bank, 3.000%, 3-19-22	1,125	1,144
TOTAL OTHER GOVERNMENT SECURITIES – 0.8%		$4,302

(Cost: $3,831)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.2%		
Tennessee Valley Authority, 2.875%, 2-1-27	1,000	1,045

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS
(Continued)

	Principal	Value
Mortgage-Backed Obligations – 0.9%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index), 4.479%, 12-25-44 (A)(B)	$5,000	$ 5,225
Government National Mortgage Association Agency REMIC/CMO, 0.018%, 6-17-45 (D)	12	—*
		5,225
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.1%		$ 6,270

(Cost: $6,247)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 1.3%		
McCormick & Co., Inc., 2.492%, 7-9-19	2,642	2,640
Sonoco Products Co., 2.531%, 7-1-19	4,825	4,824
		7,464
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (F)	3,380	3,380
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 10,844

(Cost: $10,845)

TOTAL INVESTMENT SECURITIES – 99.6%	$555,037

(Cost: $529,483)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%	2,462
NET ASSETS – 100.0%	$557,499

SCHEDULE OF INVESTMENTS CORPORATE BOND *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2019 the total value of these securities amounted to $89,609 or 16.1% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(C)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E)Rate shown is the yield to maturity at June 30, 2019.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$—	$ 9,880	$—
Corporate Debt Securities	—	515,979	—
Mortgage-Backed Securities	—	739	—
Municipal Bonds	—	7,023	—
Other Government Securities	—	4,302	—
United States Government Agency Obligations	—	6,270	—
Short-Term Securities	—	10,844	—
Total	$—	$555,037	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	0.1%
Bonds	99.3%
Corporate Debt Securities	75.9%
Other Government Securities	15.8%
United States Government Obligations	7.6%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.6%

Quality Weightings

Investment Grade	70.6%
AAA	7.6%
AA	5.9%
A	14.1%
BBB	43.0%
Non-Investment Grade	28.7%
BB	17.1%
B	10.9%
CCC	0.2%
Non-rated	0.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ and Equities	0.7%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	**31.9%**
United States	22.8%
Mexico	7.4%
Other North America	1.7%
Europe	**23.2%**
United Kingdom	6.6%
Netherlands	5.1%
Other Europe	11.5%
Pacific Basin	**18.3%**
Indonesia	5.0%
Other Pacific Basin	13.3%
South America	**15.7%**
Argentina	4.4%
Other South America	11.3%
Other	**7.4%**
Bahamas/Caribbean	**1.8%**
Middle East	**1.1%**
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.6%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Panama		
Financials – 0.1%		
Banco Latinoamericano de Comercio Exterior S.A.	1	$ 18
Total Panama – 0.1%		$ 18
TOTAL COMMON STOCKS – 0.1%		$ 18
(Cost: $23)		

CORPORATE DEBT SECURITIES	Principal	
Argentina		
Energy – 1.8%		
Pampa Energia S.A.		
7.500%, 1-24-27 (A)(B)	$ 150	138
Pan American Energy LLC		
7.875%, 5-7-21	67	69
YPF Sociedad Anonima		
8.500%, 3-23-21 (A)(B)	200	204
		411
Total Argentina – 1.8%		$ 411
Australia		
Utilities – 0.9%		
Ausgrid Finance Pty Ltd.		
3.850%, 5-1-23 (A)	200	207
Total Australia – 0.9%		$207
Austria		
Consumer Staples – 0.9%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.)		
6.250%, 2-5-23 (A)	200	204
Materials – 1.0%		
Klabin Austria GmbH		
5.750%, 4-3-29 (A)(B)	200	213
Total Austria – 1.9%		$ 417
Bermuda		
Consumer Staples – 0.5%		
Bacardi Ltd.		
4.450%, 5-15-25 (A)	100	106
Total Bermuda – 0.5%		$106
Brazil		
Consumer Staples – 1.0%		
Cosan Ltd.		
5.950%, 9-20-24 (A)	200	209
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd.		
5.850%, 12-12-16 (A)(C)	15	—*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials – 0.0%		
Banco Cruzeiro do Sul S.A.		
7.000%, 7-8-13 (C)	$ 96	$ 1
Materials – 1.5%		
Fibria Overseas Finance Ltd.		
4.000%, 1-14-25	150	151
Vale Overseas Ltd.		
6.250%, 8-10-26	150	171
		322
Utilities – 0.9%		
Aegea Finance S.a.r.l.		
5.750%, 10-10-24 (A)	200	206
Total Brazil – 3.4%		$738
Canada		
Energy – 0.5%		
TransCanada PipeLines Ltd.		
4.250%, 5-15-28	100	108
Financials – 0.3%		
Royal Bank of Canada		
4.650%, 1-27-26	50	55
Materials – 0.9%		
First Quantum Minerals Ltd.		
7.250%, 5-15-22 (A)(B)	200	198
Total Canada – 1.7%		$ 361
Cayman Islands		
Industrials – 0.4%		
Guanay Finance Ltd.		
6.000%, 12-15-20 (A)	83	84
Materials – 0.9%		
Braskem Finance Ltd. (GTD by Braskem S.A.)		
5.750%, 4-15-21 (A)	200	208
Total Cayman Islands – 1.3%		$292
Chile		
Industrials – 0.9%		
LATAM Airlines Group S.A.		
7.250%, 6-9-20 (A)	200	206
Materials – 1.0%		
Celulosa Arauco y Constitucion S.A.		
4.500%, 8-1-24	200	210
Utilities – 0.4%		
Enel Chile S.A.		
4.875%, 6-12-28	80	87
Total Chile – 2.3%		$503

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
China		
Communication Services – 1.8%		
Tencent Holdings Ltd.		
2.985%, 1-19-23 (A) . . . . $	200	$202
Weibo Corp.		
3.500%, 7-5-24	200	201
		403
Energy – 1.0%		
Sinopec Group Overseas Development (2018) Ltd.		
4.125%, 9-12-25 (A)	200	213
Total China – 2.8%		$ 616
Columbia		
Financials – 1.0%		
Banco de Bogota S.A.		
5.375%, 2-19-23 (A)(B)	200	211
Utilities – 0.9%		
Emgesa S.A. E.S.P.		
8.750%, 1-25-21 (D)	COP302,000	98
Empresas Publicas de Medellin E.S.P.		
8.375%, 2-1-21 (D)	274,000	88
		186
Total Columbia – 1.9%		$ 397
Denmark		
Financials – 0.9%		
Danske Bank A.S.		
2.700%, 3-2-22 (A) . . . . $	200	200
Total Denmark – 0.9%		$200
France		
Financials – 1.0%		
BNP Paribas S.A.		
7.625%, 12-29-49 (A)	200	212
Total France – 1.0%		$ 212
Hong Kong		
Financials – 1.0%		
Bangkok Bank Public Co. Ltd.		
4.050%, 3-19-24 (A)	200	211
Total Hong Kong – 1.0%		$ 211
India		
Industrials – 0.9%		
Adani Ports and Special Economic Zone Ltd.		
3.500%, 7-29-20 (A)	200	201

JUNE 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Utilities – 0.9%		
Adani Green Energy (UP) Ltd., Parampujya Solar Energy Private Ltd. and Prayatna Developers Private Ltd.		
6.250%, 12-10-24 (A)	$200	$204
Total India – 1.8%		**$405**
Indonesia		
Utilities – 1.0%		
Perusahaan Listrik Negara		
5.450%, 5-21-28 (A)	200	222
Total Indonesia – 1.0%		**$222**
Ireland		
Financials – 1.6%		
MTS International Funding Ltd.		
5.000%, 5-30-23 (A)	350	361
Total Ireland – 1.6%		**$ 361**
Isle Of Man		
Consumer Discretionary – 0.9%		
GOHL Capital Ltd.		
4.250%, 1-24-27	200	206
Total Isle Of Man – 0.9%		**$206**
Japan		
Financials – 1.5%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7-25-27	100	103
Sumitomo Mitsui Financial Group, Inc.:		
3.748%, 7-19-23	110	115
3.936%, 10-16-23	100	106
		324
Total Japan – 1.5%		**$324**
Luxembourg		
Consumer Staples – 0.9%		
Minerva Luxembourg S.A.		
5.875%, 1-19-28 (A)	200	200
Industrials – 1.0%		
Rumo Luxembourg S.a.r.l.		
7.375%, 2-9-24 (A)	200	216
Information Technology – 0.8%		
Atento Luxco 1 S.A.		
6.125%, 8-10-22 (A)	175	176
Total Luxembourg – 2.7%		**$592**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Mexico		
Communication Services – 0.9%		
America Movil S.A.B. de C.V.		
3.125%, 7-16-22	$200	$ 204
Consumer Staples – 0.9%		
Grupo Bimbo S.A.B. de C.V.		
4.875%, 6-30-20 (A)	200	204
Energy – 0.9%		
Petroleos Mexicanos		
3.500%, 1-30-23	200	190
Financials – 1.4%		
Banco Santander S.A.		
4.125%, 11-9-22 (A)	300	308
Industrials – 1.0%		
Alfa S.A.B. de C.V.		
5.250%, 3-25-24 (A)	200	213
Materials – 1.0%		
CEMEX S.A.B. de C.V.		
7.750%, 4-16-26 (A)	200	220
Total Mexico – 6.1%		**$1,339**
Netherlands		
Communication Services – 2.0%		
Myriad International Holdings B.V.		
5.500%, 7-21-25	200	218
VTR Finance B.V.		
6.875%, 1-15-24 (A)	200	207
		425
Financials – 2.2%		
Cooperatieve Rabobank U.A.		
3.875%, 2-8-22	75	78
Enel Finance International N.V.		
4.625%, 9-14-25 (A)	200	214
Syngenta Finance N.V.		
5.182%, 4-24-28 (A)	200	208
		500
Health Care – 0.9%		
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.)		
6.750%, 3-1-28	200	185
Total Netherlands – 5.1%		**$ 1,110**
Nigeria		
Financials – 0.9%		
Africa Finance Corp.		
4.375%, 4-17-26 (A)	200	206
Total Nigeria – 0.9%		**$ 206**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Norway		
Energy – 1.4%		
Aker BP ASA:		
6.000%, 7-1-22 (A)	$150	$ 154
4.750%, 6-15-24 (A)	150	155
		309
Total Norway – 1.4%		**$309**
Peru		
Financials – 0.7%		
Banco de Credito del Peru		
4.250%, 4-1-23 (A)(B)	150	157
Utilities – 0.9%		
Fenix Power Peru S.A.		
4.317%, 9-20-27	194	195
Total Peru – 1.6%		**$352**
Qatar		
Energy – 0.2%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II		
5.298%, 9-30-20 (A)	42	42
Total Qatar – 0.2%		**$ 42**
Singapore		
Consumer Staples – 0.5%		
Olam International Ltd.		
7.500%, 8-12-20	100	104
Total Singapore – 0.5%		**$ 104**
South Korea		
Financials – 3.0%		
Hyundai Capital Services, Inc.		
2.983%, 8-29-22 (A)	210	211
Korea Development Bank		
3.250%, 2-19-24	200	207
Woori Bank		
2.625%, 7-20-21 (A)	250	250
		668
Total South Korea – 3.0%		**$668**
Switzerland		
Financials – 1.2%		
Credit Suisse Group AG		
4.282%, 1-9-28 (A)	250	264
Total Switzerland – 1.2%		**$264**
United Arab Emirates		
Energy – 1.0%		
Abu Dhabi National Energy Co.		
4.375%, 4-23-25 (A)	200	212

JUNE 30, 2019 (UNAUDITED)SCHEDULE OF INVESTMENTS GLOBAL BOND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials – 1.5%		
ICICI Bank Ltd.		
3.500%, 3-18-20 (A)	$325	$ 326
Total United Arab Emirates – 2.5%		$ 538
United Kingdom		
Consumer Staples – 0.9%		
Imperial Tobacco Finance plc		
3.750%, 7-21-22 (A)	200	206
Financials – 4.8%		
ANZ New Zealand International Ltd.		
3.450%, 1-21-28 (A)	200	207
HSBC Holdings plc:		
4.583%, 6-19-29	300	327
5.625%, 12-29-49 (B)	200	201
Royal Bank of Scotland Group plc (The)		
6.000%, 12-19-23	100	109
State Bank of India		
4.875%, 4-17-24 (A)	200	213
		1,057
Materials – 0.9%		
Vedanta Resources plc		
8.000%, 4-23-23 (A)	200	203
Total United Kingdom – 6.6%		$1,466
United States		
Communication Services – 1.1%		
T-Mobile USA, Inc.		
6.000%, 3-1-23	230	235
Consumer Discretionary – 1.0%		
Volkswagen Group of America, Inc.		
4.250%, 11-13-23 (A)	200	210
Consumer Staples – 1.8%		
Bunge Ltd. Finance Corp.		
3.500%, 11-24-20	250	252
Keurig Dr Pepper, Inc.		
4.597%, 5-25-28	125	137
		389
Energy – 0.2%		
Brand Energy & Infrastructure Services, Inc.		
8.500%, 7-15-25 (A)	58	53
Financials – 6.5%		
Bank of America Corp.		
3.593%, 7-21-28	125	130
BBVA Bancomer S.A.		
6.500%, 3-10-21 (A)	150	158
Citigroup, Inc.		
3.520%, 10-27-28	125	129
Cooperatieve Rabobank U.A.		
3.125%, 4-26-21	250	254

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
Ford Motor Credit Co. LLC		
3.096%, 5-4-23	$200	$ 197
Goldman Sachs Group, Inc. (The)		
3.814%, 4-23-29	100	104
JPMorgan Chase & Co.		
3.540%, 5-1-28	118	123
TerraForm Global Operating LLC (GTD by TerraForm Global LLC)		
6.125%, 3-1-26 (A)	50	50
Wells Fargo & Co.		
4.300%, 7-22-27	125	135
Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps)		
6.180%, 3-29-49 (E)	125	126
		1,406
Health Care – 0.8%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	100	102
4.500%, 1-15-23 (A)	75	78
		180
Industrials – 1.6%		
Azul Investments LLP		
5.875%, 10-26-24 (A)	200	197
BAE Systems Holdings, Inc.		
3.800%, 10-7-24 (A)	75	79
TransDigm, Inc. (GTD by TransDigm Group, Inc.)		
6.000%, 7-15-22	82	83
		359
Materials – 0.5%		
Glencore Funding LLC		
4.125%, 3-12-24 (A)	100	104
Real Estate – 0.5%		
Aircastle Ltd.		
4.400%, 9-25-23	100	104
Utilities – 1.2%		
Sempra Energy		
2.850%, 11-15-20	250	252
Total United States – 15.2%		$ 3,292
Venezuela		
Financials – 0.7%		
Corporacion Andina de Fomento		
3.250%, 2-11-22	150	153
Total Venezuela – 0.7%		$ 153
TOTAL CORPORATE DEBT SECURITIES – 75.9%		$16,624
(Cost: $16,351)		

OTHER GOVERNMENT SECURITIES (F)	Principal	Value
Argentina – 2.6%		
Province of Buenos Aires		
7.500%, 6-1-27 (A)	$200	$ 188
Republic of Argentina:		
6.875%, 4-22-21	350	307
5.625%, 1-26-22	100	84
		579
Columbia – 1.0%		
Republic of Colombia		
4.500%, 3-15-29	200	218
Indonesia – 4.0%		
Perusahaan Listrik Negara		
5.375%, 1-25-29 (A)	200	221
Republic of Indonesia:		
3.750%, 4-25-22 (A)	250	256
2.950%, 1-11-23	400	402
		879
Mexico – 1.3%		
United Mexican States		
3.625%, 3-15-22	270	276
Panama – 1.0%		
Republic of Panama		
3.750%, 4-17-26	200	208
Qatar – 1.9%		
Qatar Government Bond:		
2.375%, 6-2-21 (A)	200	200
3.875%, 4-23-23	200	210
		410
Saudi Arabia – 1.1%		
Saudi Arabia Government Bond		
2.375%, 10-26-21 (A)	250	250
South Africa – 0.9%		
Republic of South Africa		
4.875%, 4-14-26	200	207
Turkey – 1.8%		
Turkey Government Bond:		
5.125%, 3-25-22	200	197
6.250%, 9-26-22	200	201
		398
Uruguay – 0.2%		
Republica Orient Uruguay		
4.500%, 8-14-24	50	53
TOTAL OTHER GOVERNMENT SECURITIES – 15.8%		$3,478
(Cost: $3,439)		

GLOBAL BOND *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 7.6%		
U.S. Treasury Bonds		
2.250%, 11-15-25	$450	$ 461
U.S. Treasury Notes:		
2.125%, 9-30-24	450	457
1.500%, 8-15-26	110	107
2.375%, 5-15-27	625	646
		1,671
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 7.6%		$1,671
(Cost: $1,634)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.620%, 7-5-19 (G)	68	68

SHORT-TERM SECURITIES (Continued)	Shares	Value
Money Market Funds – 2.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (H)(I)	552	$ 552
TOTAL SHORT-TERM SECURITIES – 2.8%		$ 620
(Cost: $620)		
TOTAL INVESTMENT SECURITIES – 102.2%		$ 22,411
(Cost: $22,067)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.2)%		(472)
NET ASSETS – 100.0%		$21,939

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2019 the total value of these securities amounted to $11,538 or 52.6% of net assets.

(B)All or a portion of securities with an aggregate value of $537 are on loan.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (COP — Columbian Peso).

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H)Rate shown is the annualized 7-day yield at June 30, 2019.

(I)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 18	$ —	$—
Corporate Debt Securities	—	16,624	—
Other Government Securities	—	3,478	—
United States Government Obligations	—	1,671	—
Short-Term Securities	552	68	—
Total	$570	$ 21,841	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate

SCHEDULE OF INVESTMENTS GLOBAL BOND *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

Country Diversification

(as a % of net assets)	
United States	22.8%
Mexico	7.4%
United Kingdom	6.6%
Netherlands	5.1%
Indonesia	5.0%
Argentina	4.4%
Brazil	3.4%
South Korea	3.0%
Columbia	2.9%
China	2.8%
Luxembourg	2.7%
United Arab Emirates	2.5%
Chile	2.3%
Qatar	2.1%
Austria	1.9%

+Includes liabilities (net of cash and other assets), and cash equivalents

Country Diversification (Continued)

India	1.8%
Turkey	1.8%
Canada	1.7%
Ireland	1.6%
Peru	1.6%
Japan	1.5%
Norway	1.4%
Cayman Islands	1.3%
Switzerland	1.2%
Saudi Arabia	1.1%
Panama	1.1%
France	1.0%
Hong Kong	1.0%
Other Countries	6.4%
Other+	0.6%

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.7%
Financials	19.7%
Consumer Staples	16.2%
Energy	14.9%
Industrials	12.0%
Health Care	8.2%
Information Technology	7.6%
Utilities	7.5%
Communication Services	4.2%
Materials	4.1%
Consumer Discretionary	3.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.3%

Country Weightings

Europe	**44.7%**
United Kingdom	11.4%
France	11.2%
Netherlands	7.3%
Switzerland	5.5%
Other Europe	9.3%
North America	**36.2%**
United States	32.4%
Canada	3.8%
Pacific Basin	**16.8%**
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.3%

Top 10 Equity Holdings

Company	Sector	Industry
Royal Dutch Shell plc, Class A	Energy	Integrated Oil & Gas
Lockheed Martin Corp.	Industrials	Aerospace & Defense
Nestle S.A., Registered Shares	Consumer Staples	Packaged Foods & Meats
Pfizer, Inc.	Health Care	Pharmaceuticals
Taiwan Semiconductor Manufacturing Co. Ltd.	Information Technology	Semiconductors
Total S.A.	Energy	Integrated Oil & Gas
AstraZeneca plc	Health Care	Pharmaceuticals
Citigroup, Inc.	Financials	Other Diversified Financial Services
Samsung Electronics Co. Ltd.	Information Technology	Technology Hardware, Storage & Peripherals
Tokio Marine Holdings, Inc.	Financials	Property & Casualty Insurance

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS GLOBAL EQUITY INCOME *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Energy – 1.6%		
Suncor Energy, Inc.	155	$ 4,819
Financials – 2.2%		
Bank of Montreal	88	6,617
Total Canada – 3.8%		$ 11,436
China		
Consumer Discretionary – 0.6%		
Wynn Macau Ltd.	787	1,761
Energy – 2.0%		
CNOOC Ltd.	3,539	6,037
Total China – 2.6%		$ 7,798
France		
Communication Services – 1.8%		
Orange S.A. (A)	348	5,488
Consumer Discretionary – 1.0%		
LVMH Moet Hennessy – Louis Vuitton	7	2,997
Consumer Staples – 1.2%		
Danone S.A.	44	3,696
Energy – 3.3%		
Total S.A.	173	9,695
Financials – 2.0%		
BNP Paribas S.A.	127	6,009
Industrials – 1.9%		
Vinci	56	5,750
Total France – 11.2%		$33,635
Germany		
Utilities – 1.9%		
E.ON AG	519	5,635
Total Germany – 1.9%		$ 5,635
Hong Kong		
Financials – 1.9%		
BOC Hong Kong (Holdings) Ltd.	1,462	5,756
Utilities – 1.4%		
Guangdong Investment Ltd.	2,064	4,081
Total Hong Kong – 3.3%		$ 9,837
Ireland		
Materials – 1.1%		
CRH plc	102	3,318
Total Ireland – 1.1%		$ 3,318
Italy		
Utilities – 2.2%		
ENEL S.p.A.	971	$ 6,773
Total Italy – 2.2%		$ 6,773
Japan		
Financials – 2.7%		
Tokio Marine Holdings, Inc.	163	8,179
Total Japan – 2.7%		$ 8,179
Macau		
Consumer Discretionary – 0.6%		
Sands China Ltd.	382	1,825
Total Macau – 0.6%		$ 1,825
Netherlands		
Energy – 4.1%		
Royal Dutch Shell plc, Class A	373	12,179
Financials – 1.2%		
ING Groep N.V., Certicaaten Van Aandelen	316	3,658
Industrials – 2.0%		
Koninklijke Philips Electronics N.V., Ordinary Shares	138	6,013
Total Netherlands – 7.3%		$21,850
Norway		
Consumer Staples – 1.1%		
Mowi ASA	133	3,121
Total Norway – 1.1%		$ 3,121
Russia		
Energy – 1.4%		
PJSC LUKOIL ADR	49	4,138
Total Russia – 1.4%		$ 4,138
Singapore		
Financials – 1.5%		
DBS Group Holdings Ltd.	227	4,361
Total Singapore – 1.5%		$ 4,361
South Korea		
Information Technology – 2.8%		
Samsung Electronics Co. Ltd.	203	8,284
Total South Korea – 2.8%		$ 8,284
Spain		
Financials – 1.6%		
Banco Santander S.A. (A)	992	$ 4,598
Total Spain – 1.6%		$ 4,598
Switzerland		
Consumer Staples – 3.4%		
Nestle S.A., Registered Shares	98	10,135
Health Care – 2.1%		
Roche Holdings AG, Genusscheine	22	6,256
Total Switzerland – 5.5%		$ 16,391
Taiwan		
Information Technology – 3.3%		
Taiwan Semiconductor Manufacturing Co. Ltd.	1,275	9,752
Total Taiwan – 3.3%		$ 9,752
United Kingdom		
Consumer Staples – 4.0%		
British American Tobacco plc	118	4,129
Unilever plc	124	7,710
		11,839
Financials – 1.4%		
3i Group plc	302	4,273
Health Care – 2.8%		
AstraZeneca plc	103	8,433
Industrials – 1.2%		
BAE Systems plc	556	3,494
Materials – 2.0%		
Anglo American plc	208	5,929
Total United Kingdom – 11.4%		$33,968
United States		
Communication Services – 2.4%		
Verizon Communications, Inc.	124	7,076
Consumer Discretionary – 1.1%		
Home Depot, Inc. (The)	15	3,099
Consumer Staples – 6.5%		
Philip Morris International, Inc.	92	7,198
Procter & Gamble Co. (The)	65	7,083
Wal-Mart Stores, Inc.	47	5,210
		19,491
Energy – 2.5%		
Chevron Corp.	60	7,442

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Financials – 5.2%		
Citigroup, Inc.	120	$ 8,372
JPMorgan Chase & Co.	31	3,423
KeyCorp	200	3,556
		15,351
Health Care – 3.3%		
Pfizer, Inc.	226	9,803
Industrials – 6.9%		
Boeing Co. (The)	9	3,112
Caterpillar, Inc.	24	3,216
Eaton Corp.	42	3,494
Lockheed Martin Corp.	29	10,488
		20,310
Information Technology – 1.5%		
Intel Corp.	97	4,624
Materials – 1.0%		
Eastman Chemical Co.	39	3,028

COMMON STOCKS (Continued)	Shares	Value
Utilities – 2.0%		
Exelon Corp.	124	$ 5,949
Total United States – 32.4%		$ 96,173
TOTAL COMMON STOCKS – 97.7%		$291,072
(Cost: $288,918)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.7%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus		
15 bps)		
2.620%, 7-5-19 (B)	$2,064	2,064

	Shares	
Money Market Funds – 2.6%		
Dreyfus Institutional Preferred		
Government Money Market		
Fund – Institutional Shares		
2.360%, (C)(D)	7,774	7,774

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 1.7%		
Overseas Private Investment		
Corp. (GTD by U.S.		
Government)		
(3-Month U.S. TB Rate)		
2.400%, 7-7-19 (B)	$5,000	$ 5,000
TOTAL SHORT-TERM SECURITIES – 5.0%		$ 14,838
(Cost: $14,838)		
TOTAL INVESTMENT SECURITIES – 102.7%		$305,910
(Cost: $303,756)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.7)%		(7,898)
NET ASSETS – 100.0%		$298,012

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $4,037 are on loan.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Rate shown is the annualized 7-day yield at June 30, 2019.

(D) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 7,076	$ 5,488	$—
Consumer Discretionary	3,099	6,583	—
Consumer Staples	19,491	28,791	—
Energy	12,261	32,049	—
Financials	21,968	36,834	—
Health Care	9,803	14,689	—
Industrials	20,310	15,257	—
Information Technology	4,624	18,036	—
Materials	3,028	9,247	—
Utilities	5,949	16,489	—
Total Common Stocks	$107,609	$183,463	$—
Short-Term Securities	7,774	7,064	—
Total	$ 115,383	$190,527	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

SCHEDULE OF INVESTMENTS GLOBAL EQUITY INCOME *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

Market Sector Diversification

(as a % of net assets)	
Financials	19.7%
Consumer Staples	16.2%
Energy	14.9%
Industrials	12.0%
Health Care	8.2%
Information Technology	7.6%
Utilities	7.5%
Communication Services	4.2%
Materials	4.1%
Consumer Discretionary	3.3%
Other+	2.3%

+ Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	96.8%
Information Technology	19.5%
Financials	18.9%
Consumer Discretionary	16.3%
Industrials	14.9%
Health Care	9.6%
Consumer Staples	8.6%
Energy	4.7%
Communication Services	4.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.2%

Country Weightings

North America	52.1%
United States	48.8%
Other North America	3.3%
Europe	31.2%
France	11.2%
United Kingdom	7.5%
Netherlands	5.6%
Other Europe	6.9%
Pacific Basin	13.5%
China	4.9%
Other Pacific Basin	8.6%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.2%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Airbus SE	France	Industrials	Aerospace & Defense
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
CME Group, Inc.	United States	Financials	Financial Exchanges & Data
Microsoft Corp.	United States	Information Technology	Systems Software
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Dollar General Corp.	United States	Consumer Discretionary	General Merchandise Stores
Thermo Fisher Scientific, Inc.	United States	Health Care	Life Sciences Tools & Services
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Ferrari N.V.	Italy	Consumer Discretionary	Automobile Manufacturers

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

GLOBAL GROWTH *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Consumer Staples – 2.2%		
Alimentation Couche-Tard, Inc., Class B	52	$ 3,247
Energy – 1.1%		
Canadian Natural Resources Ltd.	60	1,606
Total Canada – 3.3%		$ 4,853
China		
Communication Services – 1.2%		
Tencent Holdings Ltd.	34	1,534
Tencent Music Entertainment Group ADR(A)(B)	17	250
		1,784
Consumer Discretionary – 1.1%		
Alibaba Group Holding Ltd. ADR (A)	10	1,698
Financials – 2.6%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	326	3,920
Total China – 4.9%		$ 7,402
France		
Communication Services – 1.9%		
Ubisoft Entertainment S.A. (A)	36	2,787
Consumer Discretionary – 0.6%		
LVMH Moet Hennessy – Louis Vuitton	2	850
Energy – 1.9%		
Total S.A. ADR	49	2,719
Industrials – 6.8%		
Airbus SE	55	7,781
Schneider Electric S.A.	26	2,360
		10,141
Total France – 11.2%		$16,497
Germany		
Financials – 1.1%		
Deutsche Boerse AG	12	1,660
Information Technology – 1.1%		
Infineon Technologies AG	88	1,565
Total Germany – 2.2%		$ 3,225
Hong Kong		
Consumer Discretionary – 0.9%		
Galaxy Entertainment Group	191	1,285
Financials – 2.4%		
AIA Group Ltd.	328	$3,544
Total Hong Kong – 3.3%		$4,829
India		
Financials – 1.2%		
HDFC Bank Ltd.	49	1,722
Total India – 1.2%		$ 1,722
Italy		
Consumer Discretionary – 2.5%		
Ferrari N.V.	23	3,651
Total Italy – 2.5%		$ 3,651
Japan		
Consumer Discretionary – 0.8%		
Isuzu Motors Ltd.	109	1,242
Industrials – 2.4%		
Dakin Industries Ltd.	7	956
Recruit Holdings Co. Ltd.	81	2,712
		3,668
Total Japan – 3.2%		$ 4,910
Netherlands		
Consumer Staples – 1.4%		
Heineken N.V.	19	2,160
Energy – 1.0%		
Royal Dutch Shell plc, Class B	47	1,530
Health Care – 1.1%		
Qiagen N.V. (A)	38	1,552
Industrials – 1.6%		
Koninklijke Philips Electronics N.V., Ordinary Shares	53	2,297
Information Technology – 0.5%		
ASML Holding N.V., NY Registry Shares	4	848
Total Netherlands – 5.6%		$8,387
Switzerland		
Consumer Staples – 1.2%		
Nestle S.A., Registered Shares	17	1,722
Industrials – 1.0%		
Ferguson plc	20	1,429
Total Switzerland – 2.2%		$ 3,151
Taiwan		
Information Technology – 0.9%		
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	36	$ 1,412
Total Taiwan – 0.9%		$ 1,412
United Kingdom		
Consumer Discretionary – 1.2%		
Compass Group plc	77	1,843
Consumer Staples – 3.8%		
British American Tobacco plc	43	1,507
Diageo plc	50	2,134
Imperial Tobacco Group plc	86	2,008
		5,649
Financials – 2.5%		
Prudential plc	169	3,682
Total United Kingdom – 7.5%		$ 11,174
United States		
Communication Services – 1.2%		
Facebook, Inc., Class A (A)	9	1,825
Consumer Discretionary – 9.2%		
Amazon.com, Inc. (A)	4	7,243
Dollar General Corp.	37	5,040
Home Depot, Inc. (The)	6	1,326
		13,609
Energy – 0.7%		
ConocoPhillips	11	661
Schlumberger Ltd.	10	408
		1,069
Financials – 9.1%		
CME Group, Inc.	28	5,447
Fidelity National Information Services, Inc.	19	2,387
Goldman Sachs Group, Inc. (The)	9	1,855
KeyCorp	115	2,045
SVB Financial Group (A)	8	1,709
		13,443
Health Care – 8.5%		
Abbott Laboratories	35	2,903
HCA Holdings, Inc.	13	1,730
Johnson & Johnson	26	3,616
Thermo Fisher Scientific, Inc.	14	4,073
UnitedHealth Group, Inc.	1	293
		12,615
Industrials – 3.1%		
Eaton Corp.	22	1,791
Lyft, Inc., Class A(A)(B)	7	465
Northrop Grumman Corp.	7	2,304
		4,560

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Information Technology – 17.0%		
Adobe, Inc. (A)	9	$ 2,785
Ambarella, Inc. (A)	36	1,592
Arista Networks, Inc. (A)	3	857
Cognizant Technology Solutions Corp., Class A	46	2,936
MasterCard, Inc., Class A	9	2,487
Microsoft Corp.	41	5,436
PayPal, Inc. (A)	26	3,028
Visa, Inc., Class A	30	5,168
Western Digital Corp.	19	884
		25,173
Total United States – 48.8%		$ 72,294
TOTAL COMMON STOCKS – 96.8%		$143,507
(Cost: $116,026)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 3.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.620%, 7-5-19(C)	$4,501	$ 4,501

	Shares	
Money Market Funds – 0.3%		
Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares 2.360%, (D)(E)	477	477
TOTAL SHORT-TERM SECURITIES – 3.3%		$ 4,978
(Cost: $4,978)		
TOTAL INVESTMENT SECURITIES – 100.1%		$148,485
(Cost: $121,004)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(147)
NET ASSETS – 100.0%		$148,338

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $465 are on loan.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Rate shown is the annualized 7-day yield at June 30, 2019.

(E) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 2,075	$ 4,321	$—
Consumer Discretionary	15,307	8,871	—
Consumer Staples	3,247	9,531	—
Energy	5,394	1,530	—
Financials	13,443	14,528	—
Health Care	14,167	—	—
Industrials	4,560	17,535	—
Information Technology	27,433	1,565	—
Total Common Stocks	$85,626	$ 57,881	$—
Short-Term Securities	477	4,501	—
Total	$ 86,103	$62,382	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

Market Sector Diversification

(as a % of net assets)

Information Technology	19.5%
Financials	18.9%
Consumer Discretionary	16.3%
Industrials	14.9%
Health Care	9.6%
Consumer Staples	8.6%
Energy	4.7%
Communication Services	4.3%
Other+	3.2%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Bonds	93.6%
United States Government and Government Agency Obligations	60.0%
Corporate Debt Securities	31.5%
Mortgage-Backed Securities	0.8%
Municipal Bonds — Taxable	0.7%
Asset-Backed Securities	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.4%

Quality Weightings

Investment Grade	90.4%
AAA	41.5%
AA	11.9%
A	11.7%
BBB	25.3%
Non-Investment Grade	3.2%
BB	1.0%
Non-rated	2.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.4%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	$ 877	$ 884
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7-9-21 (A)	2,100	2,104
TOTAL ASSET-BACKED SECURITIES – 0.6%		$2,988
(Cost: $2,974)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.6%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.700%, 4-15-24	2,000	2,122
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 4.450%, 4-1-24	1,190	1,262
		3,384
Integrated Telecommunication Services – 0.2%		
Verizon Communications, Inc., 3.376%, 2-15-25	1,250	1,304
Wireless Telecommunication Service – 0.4%		
Crown Castle Towers LLC:		
3.222%, 5-15-22 (A)	1,000	1,011
3.663%, 5-15-25 (A)	950	986
		1,997
Total Communication Services – 1.2%		6,685
Consumer Discretionary		
Auto Parts & Equipment – 0.4%		
BorgWarner Automotive, Inc., 8.000%, 10-1-19	2,000	2,022
Automobile Manufacturers – 0.4%		
BMW U.S. Capital LLC, 2.150%, 4-6-20 (A)(B)	2,000	1,997
General Merchandise Stores – 1.1%		
Dollar General Corp., 3.250%, 4-15-23	2,640	2,711
Family Dollar Stores, Inc., 5.000%, 2-1-21	3,500	3,614
		6,325
Hotels, Resorts & Cruise Lines – 0.3%		
Marriott International, Inc., Series Q, 2.300%, 1-15-22	1,500	1,495

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet & Direct Marketing Retail – 0.4%		
Alibaba Group Holding Ltd., 2.800%, 6-6-23	$2,500	$ 2,527
Total Consumer Discretionary – 2.6%		14,366
Consumer Staples		
Brewers – 0.1%		
Molson Coors Brewing Co., 2.250%, 3-15-20	750	748
Distillers & Vintners – 0.8%		
Constellation Brands, Inc.:		
2.250%, 11-6-20	3,000	2,995
3.200%, 2-15-23	1,500	1,533
		4,528
Drug Retail – 0.4%		
CVS Health Corp.:		
3.500%, 7-20-22	1,425	1,464
2.750%, 12-1-22	530	531
		1,995
Packaged Foods & Meats – 0.5%		
Smithfield Foods, Inc., 2.700%, 1-31-20 (A)	2,800	2,794
Tobacco – 0.9%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 3.490%, 2-14-22	955	982
B.A.T Capital Corp., 2.297%, 8-14-20	3,845	3,836
		4,818
Total Consumer Staples – 2.7%		14,883
Energy		
Oil & Gas Equipment & Services – 0.5%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):		
2.800%, 2-15-21	800	805
3.500%, 2-1-22	2,000	2,053
		2,858
Oil & Gas Exploration & Production – 0.4%		
Aker BP ASA, 6.000%, 7-1-22 (A)	1,000	1,030
Exxon Mobil Corp., 2.397%, 3-6-22	1,000	1,008
		2,038
Oil & Gas Storage & Transportation – 2.6%		
Enbridge, Inc., 2.900%, 7-15-22	2,470	2,505
Energy Transfer Partners L.P., 4.150%, 10-1-20	3,860	3,926
EQT Midstream Partners L.P., 4.750%, 7-15-23	1,500	1,555

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21	$ 1,000	$ 1,015
3.450%, 2-15-23	1,646	1,691
Midwest Connector Capital Co. LLC, 3.625%, 4-1-22 (A)	1,000	1,024
Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23	1,800	1,859
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	800	823
		14,398
Total Energy – 3.5%		19,294
Financials		
Consumer Finance – 2.2%		
Ally Financial, Inc.:		
4.125%, 3-30-20	1,432	1,446
4.125%, 2-13-22	1,250	1,281
Discover Bank:		
3.100%, 6-4-20	2,500	2,512
3.350%, 2-6-23	1,580	1,616
Ford Motor Credit Co. LLC:		
2.681%, 1-9-20	1,000	999
2.459%, 3-27-20	3,066	3,057
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.200%, 7-6-21	1,000	1,009
		11,920
Diversified Banks – 5.1%		
Bank of America Corp.:		
4.100%, 7-24-23	1,983	2,115
4.000%, 4-1-24	1,500	1,598
BB&T Corp., 3.050%, 6-20-22	2,100	2,146
Citizens Bank N.A., 3.250%, 2-14-22	1,200	1,223
Huntington Bancshares, Inc., 4.000%, 5-15-25	2,250	2,398
ING Groep N.V., 3.550%, 4-9-24	1,000	1,034
Korea Development Bank, 3.250%, 2-19-24	750	778
Mitsubishi UFJ Financial Group, Inc.:		
3.535%, 7-26-21	1,450	1,482
2.998%, 2-22-22	500	508
Mizuho Financial Group, Inc., 2.953%, 2-28-22	2,100	2,123
Northern Trust Corp., 2.375%, 8-2-22	2,269	2,290
Royal Bank of Canada, 2.350%, 10-30-20	5,000	5,009
Synchrony Bank, 3.000%, 6-15-22	1,500	1,511
U.S. Bancorp, 5.125%, 1-15-67	3,580	3,666
		27,881

JUNE 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Investment Banking & Brokerage – 1.9%		
E*TRADE Financial Corp.,		
2.950%, 8-24-22	$ 1,580	$ 1,595
Goldman Sachs Group, Inc. (The):		
3.500%, 1-23-25	2,500	2,585
5.700%, 12-29-49	1,500	1,498
Morgan Stanley,		
4.875%, 11-1-22	4,050	4,336
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps),		
3.622%, 5-31-23(C)	300	305
		10,319
Life & Health Insurance – 0.2%		
Athene Global Funding,		
2.750%, 4-20-20(A)	1,000	1,002
Other Diversified Financial Services – 1.2%		
Citigroup, Inc.:		
2.700%, 3-30-21	1,000	1,005
2.750%, 4-25-22	2,000	2,019
JPMorgan Chase & Co.:		
2.972%, 1-15-23	1,500	1,520
3.125%, 1-23-25	1,359	1,396
3.000%, 2-27-30(D)	850	839
		6,779
Property & Casualty Insurance – 0.5%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.),		
2.300%, 11-3-20	2,543	2,544
Regional Banks – 1.3%		
PNC Bank N.A.,		
2.550%, 12-9-21	1,000	1,008
PNC Financial Services Group, Inc. (The),		
3.500%, 1-23-24	3,674	3,868
SunTrust Banks, Inc.,		
3.200%, 4-1-24	2,100	2,165
		7,041
Specialized Finance – 0.1%		
Syngenta Finance N.V.,		
3.698%, 4-24-20(A)	750	755
Total Financials – 12.5%		68,241
Health Care		
Biotechnology – 0.2%		
Amgen, Inc.,		
2.200%, 5-11-20	1,000	998
Health Care Equipment – 0.4%		
Becton Dickinson & Co.,		
2.894%, 6-6-22	1,900	1,924
Managed Health Care – 0.5%		
Halfmoon Parent, Inc.,		
3.200%, 9-17-20(A)	2,500	2,523

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Pharmaceuticals – 0.4%		
Zoetis, Inc.,		
3.250%, 2-1-23	$ 2,415	$ 2,464
Total Health Care – 1.5%		7,909
Industrials		
Aerospace & Defense – 0.3%		
BAE Systems plc,		
4.750%, 10-11-21(A)	1,170	1,225
Northrop Grumman Corp.,		
3.250%, 8-1-23	680	703
		1,928
Airlines – 0.8%		
Aviation Capital Group Corp.:		
6.750%, 4-6-21(A)	1,500	1,601
2.875%, 1-20-22(A)	1,000	1,007
Delta Air Lines, Inc.,		
3.400%, 4-19-21	1,800	1,827
		4,435
Environmental & Facilities Services – 0.2%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
2.400%, 5-15-23	988	991
Industrial Conglomerates – 0.2%		
General Electric Capital Corp.,		
5.012%, 1-1-24	849	866
Total Industrials – 1.5%		8,220
Information Technology		
Communications Equipment – 0.4%		
L-3 Communications Corp.,		
3.950%, 5-28-24	2,000	2,081
IT Consulting & Other Services – 0.3%		
International Business Machines Corp.:		
2.800%, 5-13-21	1,500	1,518
2.850%, 5-13-22	300	305
		1,823
Semiconductors – 0.4%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.),		
2.375%, 1-15-20	2,250	2,246
Systems Software – 0.6%		
CA, Inc.,		
5.375%, 12-1-19	1,500	1,513
Microsoft Corp.,		
2.875%, 2-6-24	1,750	1,813
		3,326
Total Information Technology – 1.7%		9,476

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Materials		
Specialty Chemicals – 0.8%		
Methanex Corp.,		
3.250%, 12-15-19	$4,500	$ 4,505
Total Materials – 0.8%		4,505
Real Estate		
Specialized REITs – 1.5%		
American Tower Corp.:		
3.300%, 2-15-21	2,000	2,024
5.900%, 11-1-21	800	861
2.250%, 1-15-22	590	587
3.070%, 3-15-23(A)	2,835	2,880
Crown Castle International Corp.:		
2.250%, 9-1-21	500	498
4.875%, 4-15-22	1,000	1,063
		7,913
Total Real Estate – 1.5%		7,913
Utilities		
Electric Utilities – 2.0%		
CenterPoint Energy, Inc.,		
2.500%, 9-1-22	3,000	3,009
Duke Energy Carolinas LLC,		
2.500%, 3-15-23	2,500	2,522
Entergy Texas, Inc.,		
2.550%, 6-1-21	1,275	1,273
MidAmerican Energy Co.,		
3.700%, 9-15-23	1,045	1,099
National Rural Utilities Cooperative Finance Corp.,		
2.400%, 4-25-22	2,000	2,013
Virginia Electric and Power Co., Series C,		
2.750%, 3-15-23	1,000	1,014
		10,930
Total Utilities – 2.0%		10,930
TOTAL CORPORATE DEBT SECURITIES – 31.5%		$172,422
(Cost: $170,035)		
MORTGAGE-BACKED SECURITIES		
Commercial Mortgage-Backed Securities – 0.1%		
Bear Stearns Deutsche Bank Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-AFR1, Class C,		
5.097%, 9-15-27(A)	640	643

JUNE 30, 2019 (UNAUDITED)

MORTGAGE-BACKED SECURITIES

(Continued)	Principal	Value
Non-Agency REMIC/CMO – 0.7%		
JPMorgan Chase Commercial Mortgage Securities Trust, Commerical Mortage Pass-Through Certificates, Series 2014-FRR1, 4.286%, 11-27-49 (A)	$ 3,700	$ 3,695
TOTAL MORTGAGE-BACKED SECURITIES – 0.8%		$ 4,338

(Cost: $4,354)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
California – 0.7%		
CA Various Purp GO Bonds, 7.700%, 11-1-30	3,355	3,598
TOTAL MUNICIPAL BONDS – TAXABLE – 0.7%		$ 3,598

(Cost: $3,612)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.8%		
Federal Home Loan Bank, 2.250%, 7-21-31	1,640	1,629
U.S. Department of Transportation, 6.001%, 12-7-21 (A)	2,500	2,737
		4,366
Mortgage-Backed Obligations – 12.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 185 bps), 4.281%, 8-25-25 (A)(C)	2,778	2,743
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 250 bps), 4.931%, 11-25-24 (A)(C)	693	694
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 255 bps), 4.981%, 6-25-27 (A)(C)	915	926
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 435 bps), 6.781%, 11-25-21 (A)(C)	2,923	2,992
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (3-Year U.S. Treasury index plus 315 bps), 4.781%, 11-25-49 (A)(C)	2,120	2,170

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

(Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR):		
5.681%, 6-25-21 (A)(C)	$ 593	$ 595
6.431%, 9-25-22 (A)(C)	359	363
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index), 3.753%, 11-25-47 (A)(C)	1,500	1,525
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
5.687%, 4-25-20 (A)(C)	880	897
3.506%, 7-25-22 (A)(C)	1,720	1,757
4.113%, 2-25-46 (A)(C)	70	71
3.743%, 7-25-46 (A)(C)	2,000	2,040
3.681%, 11-25-47 (A)(C)	5,000	5,079
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
3.599%, 11-25-23 (A)(C)	600	597
3.701%, 11-25-23 (A)(C)	10,870	10,993
4.479%, 12-25-44 (A)(C)	6,047	6,319
4.006%, 5-25-45 (A)(C)	600	623
3.669%, 6-25-45 (A)(C)	1,000	1,027
4.765%, 11-25-46 (A)(C)	1,557	1,630
3.681%, 11-25-47 (A)(C)	2,724	2,792
3.660%, 2-25-48 (A)(C)	1,000	1,027
4.012%, 2-25-50 (A)(C)	2,014	2,081
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index):		
4.194%, 5-25-25 (A)(C)	225	234
3.762%, 8-25-48 (A)(C)	1,000	989
3.908%, 10-25-48 (A)(C)	1,125	1,164
3.800%, 11-25-49 (A)(C)	1,900	1,946
3.764%, 11-25-50 (A)(C)	2,800	2,864
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.000%, 9-1-28	2,057	2,099
4.500%, 8-1-30	568	605
2.500%, 5-15-44	584	588
Federal National Mortgage Association Agency REMIC/CMO, 2.000%, 6-25-39	1,696	1,695
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.210%, 10-1-19	2,173	2,172
4.646%, 7-1-20	521	529
3.680%, 2-1-21	488	492
4.381%, 6-1-21	866	895
2.000%, 10-25-41	1,458	1,444

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

(Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	$ 798	$ 792
		67,449
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 13.1%		$ 71,815

(Cost: $71,036)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 46.9%		
U.S. Treasury Notes:		
2.500%, 5-31-20	10,000	10,044
2.125%, 8-31-20	1,000	1,002
2.625%, 8-31-20	2,000	2,016
2.750%, 9-30-20	1,000	1,010
1.750%, 10-31-20	25,000	24,955
2.875%, 10-31-20	11,300	11,447
2.625%, 11-15-20	10,000	10,102
2.500%, 1-31-21	10,300	10,406
2.500%, 2-28-21	1,000	1,011
2.625%, 5-15-21	21,500	21,827
2.750%, 9-15-21	1,000	1,022
2.875%, 10-15-21	18,400	18,861
2.000%, 12-31-21	8,000	8,052
2.125%, 12-31-21	16,000	16,149
1.875%, 2-28-22	15,000	15,051
1.750%, 4-30-22	13,000	13,007
1.750%, 5-31-22	2,750	2,751
2.000%, 7-31-22	24,000	24,191
2.125%, 12-31-22	11,000	11,146
2.375%, 1-31-23	10,000	10,220
2.500%, 3-31-23	5,850	6,011
2.750%, 4-30-23	8,000	8,297
2.875%, 9-30-23	4,000	4,183
2.875%, 10-31-23	1,500	1,570
2.500%, 1-31-24	11,250	11,614
2.125%, 2-29-24	500	508
2.500%, 5-15-24	10,000	10,338
		256,791
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 46.9%		$ 256,791

(Cost: $251,563)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper(E) – 5.2%		
AT&T, Inc., 2.710%, 9-27-19	6,000	5,960
Energy Transfer L.P., 2.951%, 7-1-19	13,000	12,997
Sherwin-Williams Co. (The), 2.736%, 7-1-19	4,500	4,499
Walgreens Boots Alliance, Inc., 2.584%, 7-9-19	5,000	4,996
		28,452

JUNE 30, 2019 (UNAUDITED)SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19(F)	$ 3,495	$ 3,494
	Shares	
Money Market Funds – 0.1%		
Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares, 2.360%, (G)(H)	309	309
TOTAL SHORT-TERM SECURITIES – 5.9%		$ 32,255
(Cost: $32,260)		
TOTAL INVESTMENT SECURITIES – 99.5%		$544,207
(Cost: $535,834)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		2,809
NET ASSETS – 100.0%		$ 547,016

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2019 the total value of these securities amounted to $85,152 or 15.6% of net assets.

(B)All or a portion of securities with an aggregate value of $301 are on loan.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at June 30, 2019.

(E)Rate shown is the yield to maturity at June 30, 2019.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G)Investment made with cash collateral received from securities on loan.

(H)Rate shown is the annualized 7-day yield at June 30, 2019.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 2,988	$—
Corporate Debt Securities	—	172,422	—
Mortgage-Backed Securities	—	4,338	—
Municipal Bonds	—	3,598	—
United States Government Agency Obligations	—	71,815	—
United States Government Obligations	—	256,791	—
Short-Term Securities	309	31,946	—
Total	$309	$543,898	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Real Estate	98.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Sector	Industry
Equinix, Inc.	Real Estate	Specialized REITs
AvalonBay Communities, Inc.	Real Estate	Residential REITs
ProLogis, Inc.	Real Estate	Industrial REITs
Boston Properties, Inc.	Real Estate	Office REITs
Simon Property Group, Inc.	Real Estate	Retail REITs
Digital Realty Trust, Inc.	Real Estate	Specialized REITs
Duke Realty Corp.	Real Estate	Industrial REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
Sun Communities, Inc.	Real Estate	Residential REITs
HCP, Inc.	Real Estate	Health Care REITs

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SECURIAN REAL ESTATE SECURITIES *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Real Estate		
Diversified REITs – 3.9%		
Liberty Property Trust	11	$ 571
STORE Capital Corp.	25	836
		1,407
Health Care REITs – 11.4%		
HCP, Inc.	36	1,139
Healthcare Trust of America, Inc., Class A	23	634
Physicians Realty Trust	23	401
Ventas, Inc.	12	847
Welltower, Inc.	14	1,125
		4,146
Hotel & Resort REITs – 4.3%		
Host Hotels & Resorts, Inc.	56	1,026
Pebblebrook Hotel Trust	14	386
Sunstone Hotel Investors, Inc.	10	137
		1,549
Industrial REITs – 8.3%		
Duke Realty Corp.	43	1,353
ProLogis, Inc.	21	1,652
		3,005
Office REITs – 13.9%		
Alexandria Real Estate Equities, Inc.	9	1,206
Boston Properties, Inc.	12	1,509
Cousins Properties, Inc.(A)(B)	4	153
Douglas Emmett, Inc.	17	685
Highwoods Properties, Inc.	14	591
Kilroy Realty Corp.	10	723
SL Green Realty Corp.	2	185
		5,052
Residential REITs – 25.3%		
American Homes 4 Rent(B)	25	610
Apartment Investment and Management Co., Class A	12	621
AvalonBay Communities, Inc.	10	1,943
Camden Property Trust	9	898
Equity Lifestyle Properties, Inc.	2	182
Equity Residential	13	988
Essex Property Trust, Inc.	4	1,096
Invitation Homes, Inc.	33	874
Sun Communities, Inc.	9	1,192
UDR, Inc.	17	772
		9,176
Retail REITs – 12.0%		
Agree Realty Corp.	9	564
Macerich Co. (The)	14	469
National Retail Properties, Inc.	6	292
Realty Income Corp.	8	579
Regency Centers Corp.	8	552
Simon Property Group, Inc.	9	1,491
Weingarten Realty Investors	15	406
		4,353

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs – 19.8%		
CubeSmart	6	$ 187
Digital Realty Trust, Inc.	12	1,366
Equinix, Inc.	4	2,166
Extra Space Storage, Inc.	6	626
Four Corners Property Trust, Inc.	20	533
Public Storage, Inc.	3	810
QTS Realty Trust, Inc., Class A	11	508
VICI Properties, Inc.	46	1,014
		7,210
Total Real Estate – 98.9%		35,898
TOTAL COMMON STOCKS – 98.9%		$35,898
(Cost: $34,151)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 1.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19(C)	$450	450
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 450
(Cost: $450)		
TOTAL INVESTMENT SECURITIES – 100.1%		$36,348
(Cost: $34,601)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(51)
NET ASSETS – 100.0%		$36,297

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$35,898	$ —	$—
Short-Term Securities	—	450	—
Total	$35,898	$450	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.6%
Financials	26.7%
Consumer Staples	11.4%
Information Technology	9.8%
Energy	9.5%
Health Care	9.3%
Communication Services	7.2%
Consumer Discretionary	6.0%
Industrials	5.4%
Materials	4.3%
Utilities	3.1%
Real Estate	2.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.4%

Top 10 Equity Holdings

Company	Sector	Industry
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Citigroup, Inc.	Financials	Other Diversified Financial Services
Bank of America Corp.	Financials	Diversified Banks
Comcast Corp., Class A	Communication Services	Cable & Satellite
Pfizer, Inc.	Health Care	Pharmaceuticals
Broadcom Corp., Class A	Information Technology	Semiconductors
Phillips 66	Energy	Oil & Gas Refining & Marketing
Philip Morris International, Inc.	Consumer Staples	Tobacco
MetLife, Inc.	Financials	Life & Health Insurance
CVS Caremark Corp.	Consumer Staples	Drug Retail

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS VALUE *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Advertising – 2.8%		
Omnicom Group, Inc.	166	$ 13,595
Cable & Satellite – 4.4%		
Comcast Corp., Class A	506	21,398
Total Communication Services – 7.2%		34,993
Consumer Discretionary		
Automotive Retail – 0.9%		
AutoZone, Inc. (A)	4	4,288
General Merchandise Stores – 2.8%		
Target Corp.	154	13,372
Home Improvement Retail – 2.3%		
Lowe's Co., Inc.	112	11,282
Total Consumer Discretionary – 6.0%		28,942
Consumer Staples		
Brewers – 0.4%		
Molson Coors Brewing Co., Class B	36	1,999
Drug Retail – 3.1%		
CVS Caremark Corp.	273	14,860
Hypermarkets & Super Centers – 4.6%		
Wal-Mart Stores, Inc.	201	22,186
Tobacco – 3.3%		
Philip Morris International, Inc.	202	15,863
Total Consumer Staples – 11.4%		54,908
Energy		
Oil & Gas Refining & Marketing – 6.7%		
Phillips 66	187	17,464
Valero Energy Corp.	172	14,759
		32,223
Oil & Gas Storage & Transportation – 2.8%		
Energy Transfer L.P.	977	13,751
Total Energy – 9.5%		45,974
Financials		
Asset Management & Custody Banks – 2.0%		
Ameriprise Financial, Inc.	67	9,726
Consumer Finance – 5.7%		
Capital One Financial Corp.	163	14,773
Synchrony Financial	373	12,928
		27,701
Diversified Banks – 4.5%		
Bank of America Corp.	740	21,454
Life & Health Insurance – 3.1%		
MetLife, Inc.	300	14,876

COMMON STOCKS (Continued)	Shares	Value
Mortgage REITs – 4.9%		
AGNC Investment Corp.	841	$ 14,139
Annaly Capital Management, Inc.	1,060	9,679
		23,818
Other Diversified Financial Services – 4.5%		
Citigroup, Inc.	309	21,646
Regional Banks – 1.0%		
Citizens Financial Group, Inc.	138	4,890
Reinsurance – 1.0%		
Reinsurance Group of America, Inc.	32	4,915
Total Financials – 26.7%		129,026
Health Care		
Biotechnology – 2.3%		
Amgen, Inc.	60	10,983
Health Care Facilities – 2.7%		
HCA Holdings, Inc.	96	12,963
Pharmaceuticals – 4.3%		
Pfizer, Inc.	484	20,967
Total Health Care – 9.3%		44,913
Industrials		
Aerospace & Defense – 2.0%		
Spirit AeroSystems Holdings, Inc.	117	9,537
Airlines – 2.5%		
Southwest Airlines Co.	238	12,101
Industrial Machinery – 0.9%		
Parker Hannifin Corp.	25	4,199
Total Industrials – 5.4%		25,837
Information Technology		
Application Software – 1.0%		
NXP Semiconductors N.V.	50	4,861
Semiconductor Equipment – 2.8%		
Lam Research Corp.	72	13,506
Semiconductors – 3.8%		
Broadcom Corp., Class A	63	18,221
Systems Software – 2.2%		
Microsoft Corp.	78	10,489
Total Information Technology – 9.8%		47,077
Materials		
Commodity Chemicals – 2.2%		
LyondellBasell Industries N.V., Class A	123	10,620

COMMON STOCKS (Continued)	Shares	Value
Diversified Metals & Mining – 2.1%		
BHP Billiton Ltd. ADR (B)	177	$ 10,280
Total Materials – 4.3%		20,900
Real Estate		
Health Care REITs – 2.9%		
Welltower, Inc.	174	14,162
Total Real Estate – 2.9%		14,162
Utilities		
Electric Utilities – 3.1%		
Exelon Corp.	283	13,586
Great Plains Energy, Inc.	19	1,137
		14,723
Total Utilities – 3.1%		14,723
TOTAL COMMON STOCKS – 95.6%		$461,455
(Cost: $431,579)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.0%		
Florida Power & Light Co., 2.320%, 7-17-19	$ 5,000	4,993
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (D)	2,828	2,828
	Shares	
Money Market Funds – 1.2%		
Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares, 2.360%, (E)(F)	5,859	5,859
	Principal	
United States Government Agency Obligations – 2.7%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.350%, 7-7-19 (D)	$10,000	10,000
2.390%, 7-7-19 (D)	3,059	3,059
2.940%, 7-7-19 (D)	—*	—*
		13,059
TOTAL SHORT-TERM SECURITIES – 5.5%		$ 26,739
(Cost: $26,741)		
TOTAL INVESTMENT SECURITIES – 101.1%		$488,194
(Cost: $458,320)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1)%		(5,307)
NET ASSETS – 100.0%		$482,887

SCHEDULE OF INVESTMENTS VALUE *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $5,732 are on loan.

(C)Rate shown is the yield to maturity at June 30, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at June 30, 2019.

The following written options were outstanding at June 30, 2019 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Capital One Financial Corp.	N/A	Call	155	15	July 2019	$ 95.00	$ 23	$ (13)
Great Plains Energy, Inc.	N/A	Put	314	31	July 2019	60.00	26	(26)
Reinsurance Group of America, Inc.	Goldman Sachs International	Put	316	32	August 2019	145.00	69	(46)
	Goldman Sachs International	Put	316	32	August 2019	150.00	126	(73)
	Citibank N.A.	Put	132	13	October 2019	140.00	56	(33)
	N/A	Put	79	8	January 2020	135.00	27	(20)
	N/A	Put	79	8	January 2020	140.00	40	(24)
							$367	$(235)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$461,455	$ —	$—
Short-Term Securities	5,859	20,880	—
Total	$467,314	$20,880	$—
Liabilities			
Written Options	$ 83	$ 152	$—

The following acronyms are used throughout this schedule:

ADR = American Depository Receipt
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Core Equity	Corporate Bond	Global Bond	Global Equity Income	Global Growth	Limited-Term Bond	Securian Real Estate Securities	Value
ASSETS								
Investments in unaffiliated securities at value+^	$ 691,519	$555,037	$ 22,411	$305,910	$148,485	$544,207	$36,348	$ 488,194
Investments at Value	691,519	555,037	22,411	305,910	148,485	544,207	36,348	488,194
Cash	1	2	201	1	1	1	1	1
Investment securities sold receivable	1,618	4,029	54	4,976	—	—	—	9,076
Dividends and interest receivable	226	4,779	270	1,074	446	3,458	148	1,013
Capital shares sold receivable	49	—*	—*	1	8	62	11	—*
Receivable from affiliates	167	—	—	—	66	—	—	—
Receivable from securities lending income – net	—	—*	—*	25	5	—*	—	1
Prepaid and other assets	—	—*	—	—	—	—	—	—
Total Assets	693,580	563,847	22,936	311,987	149,011	547,728	36,508	498,285
LIABILITIES								
Cash collateral on securities loaned at value	—	—	552	7,774	477	309	—	5,859
Investment securities purchased payable	1,678	5,883	400	5,931	—	—	159	8,928
Capital shares redeemed payable	380	321	41	189	102	325	38	262
Independent Trustees and Chief Compliance Officer fees payable	200	89	1	38	68	27	6	58
Distribution and service fees payable	14	11	—*	6	3	11	1	10
Shareholder servicing payable	1	1	—*	—*	—*	1	—*	1
Investment management fee payable	40	22	—	17	11	22	2	28
Accounting services fee payable	14	12	1	8	5	11	2	11
Written options at value+	—	—	—	—	—	—	—	235
Other liabilities	12	9	2	12	7	6	3	6
Total Liabilities	2,339	6,348	997	13,975	673	712	211	15,398
Commitments and Contingencies (See Note 2 and Note 10)								
Total Net Assets	$ 691,241	$557,499	$ 21,939	$298,012	$148,338	$ 547,016	$36,297	$482,887
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$ 620,719	$534,043	$ 22,427	$290,267	$ 122,431	$540,868	$ 33,517	$ 437,727
Accumulated earnings gain (loss)	70,522	23,456	(488)	7,745	25,907	6,148	2,780	45,160
Total Net Assets	$ 691,241	$557,499	$ 21,939	$298,012	$148,338	$ 547,016	$36,297	$482,887
CAPITAL SHARES OUTSTANDING:								
Class II	60,796	102,986	4,432	53,733	44,272	111,746	4,847	80,175
NET ASSET VALUE PER SHARE:								
Class II	$ 11.37	$ 5.41	$ 4.95	$ 5.55	$ 3.35	$ 4.89	$ 7.49	$ 6.02
+COST								
Investments in unaffiliated securities at cost	$632,925	$529,483	$22,067	$303,756	$ 121,004	$535,834	$ 34,601	$458,320
Written options premiums received at cost	—	—	—	—	—	—	—	367
^Securities loaned at value	—	—	537	4,037	465	301	—	5,732

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

(In thousands)	Core Equity	Corporate Bond	Global Bond	Global Equity Income	Global Growth	Limited-Term Bond	Securian Real Estate Securities	Value
INVESTMENT INCOME								
Dividends from unaffiliated securities	$ 5,105	$ —	$ 6	$ 6,679	$ 1,430	$ —	$ 631	$ 6,981
Foreign dividend withholding tax	(2)	—	—	(584)	(93)	—	—	(27)
Interest and amortization from unaffiliated securities	213	9,831	475	103	64	7,081	7	218
Foreign interest withholding tax	—	—	—*	—	—	—	—	—
Securities lending income – net	127	4	1	61	13	5	—	8
Total Investment Income	5,443	9,835	482	6,259	1,414	7,086	638	7,180
EXPENSES								
Investment management fee	2,358	1,282	68	1,040	613	1,326	164	1,671
Distribution and service fees:								
Class II	842	675	27	372	180	668	46	597
Shareholder servicing:								
Class II	9	7	2	4	4	4	3	6
Custodian fees	8	4	1	12	5	3	3	4
Independent Trustees and Chief Compliance Officer fees	18	14	1	8	4	13	1	12
Accounting services fee	83	67	7	47	32	67	13	65
Professional fees	22	28	23	19	24	28	23	23
Other	19	14	2	21	15	10	3	20
Total Expenses	3,359	2,091	131	1,523	877	2,119	256	2,398
Less:								
Expenses in excess of limit	(167)	—	(68)	—	(67)	—	(17)	—
Total Net Expenses	3,192	2,091	63	1,523	810	2,119	239	2,398
Net Investment Income	2,251	7,744	419	4,736	604	4,967	399	4,782
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in unaffiliated securities	11,163	435	(40)	1,007	(1,988)	132	721	8,133
Written options	—	—	—	—	—	—	—	317
Forward foreign currency contracts	166	—	—	—	—	—	—	—
Foreign currency exchange transactions	2	—	—*	41	(7)	—	—	—
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	97,793	36,273	1,075	32,456	25,073	11,428	4,175	44,941
Written options	—	—	—	—	—	—	—	58
Forward foreign currency contracts	(127)	—	—	—	—	—	—	—
Foreign currency exchange transactions	1	—	1	7	—*	—	—	—
Net Realized and Unrealized Gain	108,998	36,708	1,036	33,511	23,078	11,560	4,896	53,449
Net Increase in Net Assets Resulting from Operations	$ 111,249	$44,452	$1,455	$38,247	$23,682	$16,527	$5,295	$58,231

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Core Equity		Corporate Bond		Global Bond	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,251	$ 3,567	$ 7,744	$ 15,042	$ 419	$ 780
Net realized gain (loss) on investments	11,331	68,472	435	(9,986)	(40)	(136)
Net change in unrealized appreciation (depreciation)	97,667	(116,696)	36,273	(15,819)	1,076	(700)
Net Increase (Decrease) in Net Assets Resulting from Operations	111,249	(44,657)	44,452	(10,763)	1,455	(56)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(73,214)	(35,537)	(15,235)	(11,579)	(784)	(626)
Total Distributions to Shareholders	(73,214)	(35,537)	(15,235)	(11,579)	(784)	(626)
Capital Share Transactions	26,773	261,848	(15,626)	18,662	(574)	(642)
Net Increase (Decrease) in Net Assets	64,808	181,654	13,591	(3,680)	97	(1,324)
Net Assets, Beginning of Period	626,433	444,779	543,908	547,588	21,842	23,166
Net Assets, End of Period	$ 691,241	$ 626,433	$557,499	$543,908	$ 21,939	$ 21,842

(In thousands)	Global Equity Income		Global Growth		Limited-Term Bond	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 4,736	$ 7,986	$ 604	$ 1,232	$ 4,967	$ 9,884
Net realized gain (loss) on investments	1,048	76,605	(1,995)	95,174	132	(3,611)
Net change in unrealized appreciation (depreciation)	32,463	(123,779)	25,073	(83,839)	11,428	(1,036)
Net Increase (Decrease) in Net Assets Resulting from Operations	38,247	(39,188)	23,682	12,567	16,527	5,237
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(85,170)	(45,707)	(96,488)	(27,187)	(9,903)	(7,043)
Total Distributions to Shareholders	(85,170)	(45,707)	(96,488)	(27,187)	(9,903)	(7,043)
Capital Share Transactions	61,299	(158,714)	86,870	(274,703)	(1,270)	100,680
Net Increase (Decrease) in Net Assets	14,376	(243,609)	14,064	(289,323)	5,354	98,874
Net Assets, Beginning of Period	283,636	527,245	134,274	423,597	541,662	442,788
Net Assets, End of Period	$ 298,012	$ 283,636	$ 148,338	$ 134,274	$547,016	$541,662

See Accompanying Notes to Financial Statements.

(In thousands)	Securian Real Estate Securities		Value	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 399	$ 569	$ 4,782	$ 5,189
Net realized gain on investments	721	67	8,450	26,767
Net change in unrealized appreciation (depreciation)	4,175	(2,818)	44,999	(66,787)
Net Increase (Decrease) in Net Assets Resulting from Operations	5,295	(2,182)	58,231	(34,831)
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class II	(744)	(3,316)	(30,617)	(20,089)
Total Distributions to Shareholders	(744)	(3,316)	(30,617)	(20,089)
Capital Share Transactions	(2,517)	(3,612)	9,418	69,186
Net Increase (Decrease) in Net Assets	2,034	(9,110)	37,032	14,266
Net Assets, Beginning of Period	34,263	43,373	445,855	431,589
Net Assets, End of Period	$36,297	$34,263	$482,887	$445,855

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Core Equity							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	$10.80	$0.04	$ 1.86	$ 1.90	$(0.07)	$ (1.26)	$ (1.33)
Year ended 12-31-2018	12.30	0.07	(0.53)	(0.46)	(0.06)	(0.98)	(1.04)
Year ended 12-31-2017	10.67	0.05	2.09	2.14	(0.05)	(0.46)	(0.51)
Year ended 12-31-2016	11.75	0.05	0.32	0.37	(0.05)	(1.40)	(1.45)
Year ended 12-31-2015	14.18	0.05	(0.06)	(0.01)	(0.05)	(2.37)	(2.42)
Year ended 12-31-2014	15.13	0.05	1.24	1.29	(0.08)	(2.16)	(2.24)
Corporate Bond							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	5.13	0.08	0.35	0.43	(0.15)	—	(0.15)
Year ended 12-31-2018	5.35	0.14	(0.24)	(0.10)	(0.11)	(0.01)	(0.12)
Year ended 12-31-2017	5.27	0.12	0.08	0.20	(0.08)	(0.04)	(0.12)
Year ended 12-31-2016	5.20	0.12	0.09	0.21	(0.13)	(0.01)	(0.14)
Year ended 12-31-2015	5.34	0.10	(0.09)	0.01	(0.15)	—	(0.15)
Year ended 12-31-2014	5.49	0.13	0.10	0.23	(0.21)	(0.17)	(0.38)
Global Bond							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	4.81	0.09	0.23	0.32	(0.18)	—	(0.18)
Year ended 12-31-2018	4.96	0.17	(0.18)	(0.01)	(0.14)	—	(0.14)
Year ended 12-31-2017	4.89	0.15	0.06	0.21	(0.14)	—	(0.14)
Year ended 12-31-2016	4.74	0.16	0.17	0.33	(0.18)	—	(0.18)
Year ended 12-31-2015	5.05	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 12-31-2014	5.16	0.19	(0.18)	0.01	(0.12)	—	(0.12)
Global Equity Income							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	6.89	0.11	0.76	0.87	(0.22)	(1.99)	(2.21)
Year ended 12-31-2018	8.58	0.16	(1.07)	(0.91)	(0.14)	(0.64)	(0.78)
Year ended 12-31-2017	7.79	0.13	1.03	1.16	(0.10)	(0.27)	(0.37)
Year ended 12-31-2016	7.82	0.11	0.40	0.51	(0.10)	(0.44)	(0.54)
Year ended 12-31-2015	9.05	0.09	(0.23)	(0.14)	(0.11)	(0.98)	(1.09)
Year ended 12-31-2014	9.04	0.12	0.71	0.83	(0.10)	(0.72)	(0.82)

[1]Based on average weekly shares outstanding.

[2]Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

[3]Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

[4]Annualized.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Core Equity								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	$ 11.37	18.03%	$ 691	0.95%[4]	0.67%[4]	1.00%[4]	0.62%[4]	55%
Year ended 12-31-2018	10.80	-4.51	626	0.95	0.59	1.00	0.54	99
Year ended 12-31-2017	12.30	20.75	445	0.95	0.42	1.00	0.37	78
Year ended 12-31-2016	10.67	3.74	420	0.95	0.45	1.01	0.39	75
Year ended 12-31-2015	11.75	-0.69	454	0.95	0.38	1.00	0.33	60
Year ended 12-31-2014	14.18	9.68	505	0.95	0.34	1.00	0.29	57
Corporate Bond								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	5.41	8.48	557	0.77[4]	2.87[4]	—	—	29
Year ended 12-31-2018	5.13	-1.90	544	0.77	2.77	—	—	63
Year ended 12-31-2017	5.35	4.01	548	0.78	2.32	—	—	66
Year ended 12-31-2016	5.27	4.03	416	0.79	2.17	—	—	84
Year ended 12-31-2015	5.20	0.20	280	0.78	1.87	—	—	59
Year ended 12-31-2014	5.34	4.34	310	0.78	2.43	—	—	28
Global Bond								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	4.95	6.81	22	0.58[4]	3.85[4]	1.21[4]	3.22[4]	22
Year ended 12-31-2018	4.81	-0.18	22	0.50	3.52	1.12	2.90	37
Year ended 12-31-2017	4.96	4.27	23	0.50	3.08	1.12	2.46	49
Year ended 12-31-2016	4.89	7.04	22	0.50	3.28	1.13	2.65	18
Year ended 12-31-2015	4.74	-2.65	20	0.51	3.80	1.14	3.17	26
Year ended 12-31-2014	5.05	0.18	19	0.48	3.69	1.11	3.06	37
Global Equity Income								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	5.55	13.69	298	1.02[4]	3.19[4]	—	—	24
Year ended 12-31-2018	6.89	-11.68	284	1.01	2.01	—	—	93
Year ended 12-31-2017	8.58	15.56	527	1.00	1.60	—	—	35
Year ended 12-31-2016	7.79	6.95	509	1.01	1.43	—	—	59
Year ended 12-31-2015	7.82	-2.06	515	1.00	1.14	—	—	50
Year ended 12-31-2014	9.05	9.84	511	1.00	1.33	—	—	42

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Global Growth							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	8.67	0.03	1.21	1.24	(0.06)	(6.50)	(6.56)
Year ended 12-31-2018	9.87	0.05	(0.58)	(0.53)	(0.05)	(0.62)	(0.67)
Year ended 12-31-2017	8.14	0.04	1.93	1.97	—*	(0.24)	(0.24)
Year ended 12-31-2016	8.68	0.01	(0.28)	(0.27)	(0.02)	(0.25)	(0.27)
Year ended 12-31-2015	8.84	0.02	0.31	0.33	(0.04)	(0.45)	(0.49)
Year ended 12-31-2014	9.81	0.09	0.01	0.10	(0.21)	(0.86)	(1.07)
Limited-Term Bond							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	4.84	0.04	0.10	0.14	(0.09)	—	(0.09)
Year ended 12-31-2018	4.88	0.09	(0.05)	0.04	(0.08)	—	(0.08)
Year ended 12-31-2017	4.89	0.08	(0.01)	0.07	(0.08)	—	(0.08)
Year ended 12-31-2016	4.87	0.08	0.01	0.09	(0.07)	—	(0.07)
Year ended 12-31-2015	4.90	0.06	(0.02)	0.04	(0.07)	—	(0.07)
Year ended 12-31-2014	4.89	0.07	(0.02)	0.05	(0.03)	(0.01)	(0.04)
Securian Real Estate Securities							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	6.60	0.08	0.96	1.04	(0.12)	(0.03)	(0.15)
Year ended 12-31-2018	7.64	0.10	(0.54)	(0.44)	(0.11)	(0.49)	(0.60)
Year ended 12-31-2017	8.40	0.11	0.27	0.38	(0.11)	(1.03)	(1.14)
Year ended 12-31-2016	8.98	0.10	0.25	0.35	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	9.59	0.10	0.31	0.41	(0.10)	(0.92)	(1.02)
Year ended 12-31-2014	7.90	0.10	2.20	2.30	(0.09)	(0.52)	(0.61)
Value							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	5.69	0.06	0.67	0.73	(0.05)	(0.35)	(0.40)
Year ended 12-31-2018	6.44	0.07	(0.51)	(0.44)	(0.12)	(0.19)	(0.31)
Year ended 12-31-2017	5.93	0.11	0.61	0.72	(0.09)	(0.12)	(0.21)
Year ended 12-31-2016	6.15	0.08	0.49	0.57	(0.07)	(0.72)	(0.79)
Year ended 12-31-2015	7.39	0.06	(0.30)	(0.24)	(0.06)	(0.94)	(1.00)
Year ended 12-31-2014	7.82	0.05	0.71	0.76	(0.09)	(1.10)	(1.19)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

See Accompanying Notes to Financial Statements.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Global Growth								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	3.35	17.97	148	1.13[4]	0.84[4]	1.22[4]	0.75[4]	15
Year ended 12-31-2018	8.67	-6.27	134	1.13	0.46	1.18	0.41	40
Year ended 12-31-2017	9.87	24.52	424	1.14	0.47	1.17	0.44	54
Year ended 12-31-2016	8.14	-3.04	408	1.13	0.09	1.16	0.06	71
Year ended 12-31-2015	8.68	3.39	507	1.14	0.23	1.17	0.20	54
Year ended 12-31-2014	8.84	0.96	431	1.13	0.93	1.16	0.90	65
Limited-Term Bond								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	4.89	3.09	547	0.79[4]	1.86[4]	—	—	32
Year ended 12-31-2018	4.84	0.78	542	0.79	1.91	—	—	53
Year ended 12-31-2017	4.88	1.40	443	0.80	1.62	—	—	55
Year ended 12-31-2016	4.89	1.94	395	0.81	1.53	—	—	60
Year ended 12-31-2015	4.87	0.87	385	0.80	1.31	—	—	44
Year ended 12-31-2014	4.90	0.97	474	0.80	1.38	—	—	34
Securian Real Estate Securities								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	7.49	15.78	36	1.32[4]	2.19[4]	1.41[4]	2.10[4]	24
Year ended 12-31-2018	6.60	-5.57	34	1.24	1.45	1.33	1.36	71
Year ended 12-31-2017	7.64	5.39	43	1.22	1.38	1.31	1.29	73
Year ended 12-31-2016	8.39	4.26	49	1.20	1.26	1.29	1.17	79
Year ended 12-31-2015	8.98	4.78	47	1.19	1.10	1.28	1.01	57
Year ended 12-31-2014	9.59	30.17	52	1.21	1.16	1.30	1.07	81
Value								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	6.02	13.17	483	1.01[4]	2.00[4]	—	—	61
Year ended 12-31-2018	5.69	-7.24	446	1.00	1.09	—	—	56
Year ended 12-31-2017	6.44	12.49	432	1.00	1.74	—	—	67
Year ended 12-31-2016	5.93	11.14	379	1.02	1.38	1.03	1.37	54
Year ended 12-31-2015	6.15	-3.91	384	0.99	0.91	1.00	0.90	74
Year ended 12-31-2014	7.39	10.94	416	1.00	0.72	1.01	0.71	76

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Core Equity, Corporate Bond, Global Bond, Global Equity Income, Global Growth, Limited-Term Bond, Securian Real Estate Securities and Value (each, a "Portfolio") are eight series of the Trust and are the only series of the Trust included in these financial statements. The assets belonging to each Portfolio are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation

("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's NAV to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the period ended June 30, 2019, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of June 30, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Forward Foreign Currency Contracts. All Portfolios are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Core Equity enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Value purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Collateral and rights of offset. A Portfolio mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Portfolio and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Portfolio and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Portfolio's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Portfolio and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of June 30, 2019:

Liabilities

| Portfolio | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Financial Instruments and Derivatives Available for Offset | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | Net Amount Payable |
					Non-Cash Collateral Pledged	Cash Collateral Pledged	
Value							
Written options at value	$152	$—	$152	$—	$—	$—	$152

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2019:

		Assets		Liabilities	
Portfolio	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Value	Equity		$—	Written options at value	$235

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2019:

		Net realized gain (loss) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Core Equity	Foreign currency	$—	$—	$—	$ —	$166	$166
Value	Equity	—	—	—	317	—	317

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2019:

		Net change in unrealized appreciation (depreciation) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Core Equity	Foreign currency	$—	$—	$—	$ —	$(127)	$(127)
Value	Equity	—	—	—	58	—	58

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended June 30, 2019, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Core Equity	$18	$—	$—	$—	$—	$ —
Value	—	—	—	—	—	145

[1]Average absolute value of unrealized appreciation/depreciation during the period.
[2]Average value outstanding during the period.
[3]Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio at the following annual rates as a percentage of average daily net assets:

Portfolio (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Core Equity	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Corporate Bond	0.475	0.475	0.450	0.400	0.400	0.400
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Equity Income	0.700	0.700	0.650	0.650	0.600	0.550
Global Growth	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Securian Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Value	0.700	0.700	0.650	0.650	0.600	0.550

IICO has voluntarily agreed to waive a Portfolio's investment management fee on any Portfolio that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

IICO has entered into a Subadvisory Agreement with the following entity on behalf of Securian Real Estate Securities:

Securian Asset Management, Inc. ("Securian") serves as subadvisor to Securian Real Estate Securities. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all applicable costs of the subadvisor.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Class II. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio may pay a service fee to W&R for Class II shares in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. IICO, the Portfolios' investment manager, IDI, the Portfolios' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Portfolios' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Portfolio and class expense limitations and related waivers/reimbursements for the period ended June 30, 2019 were as follows:

Portfolio Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Core Equity	Class II	Contractual	10-1-2016	4-30-2020	0.95%	$167	12b-1 Fees and/or Shareholder Servicing
Global Bond	All Classes	Voluntary	N/A	N/A	N/A	$68[1]	Investment Management Fee
Global Growth	Class II	Contractual	10-1-2016	4-30-2020	1.13%	$67	12b-1 Fees and/or Shareholder Servicing
Securian Real Estate Securities	All Classes	Contractual	12-3-2012	4-30-2020	N/A	$17[2]	Investment Management Fee

(1)For Portfolios managed solely by IICO, IICO has voluntarily agreed to waive its management fee for any day that a portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver.

(2)The Portfolio's investment management fee is being reduced by 0.09% of average daily net assets until April 30, 2020.

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2019.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Core Equity	$ —	$359,778	$ —	$373,013
Corporate Bond	—	156,105	—	178,138
Global Bond	—	5,492	1,377	3,221
Global Equity Income	—	69,823	—	83,418
Global Growth	—	20,867	—	28,641
Limited-Term Bond	93,038	78,208	73,356	90,195
Securian Real Estate Securities	—	8,671	—	10,354
Value	—	180,398	—	196,539

8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Portfolios may lend their portfolio securities only to borrowers that are approved by the Portfolio's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Portfolio collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Portfolio is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Portfolio and any excess collateral is returned by the Portfolio on the next business day. During the term of the loan, the Portfolio is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares or certain other registered money market funds and are disclosed in the Portfolio's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Portfolio's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Portfolio and the Portfolio does not have the ability to re-hypothecate these securities. The securities on loan for each Portfolio are also disclosed in its Schedule of Investments. The total value of any securities on loan as of June 30, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Portfolios from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Portfolio's securities lending positions and related cash and non-cash collateral received as of June 30, 2019:

Portfolio	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Global Bond	$ 537	$ 552	$—	$ 552
Global Equity Income	4,037	7,774	—	7,774
Global Growth	465	477	—	477
Limited-Term Bond	301	309	—	309
Value	5,732	5,859	—	5,859

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Portfolios benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Portfolio could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Core Equity				Corporate Bond			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	1,020	$ 11,608	27,121	$ 327,646	3,438	$ 18,299	20,518	$ 105,157
Shares issued in reinvestment of distributions to shareholders:								
Class II	6,669	73,214	2,972	35,537	2,907	15,235	2,297	11,579
Shares redeemed:								
Class II	(4,885)	(58,049)	(8,275)	(101,335)	(9,332)	(49,160)	(19,109)	(98,074)
Net increase (decrease)	2,804	$ 26,773	21,818	$ 261,848	(2,987)	$(15,626)	3,706	$ 18,662

	Global Bond				Global Equity Income			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	446	$ 2,191	665	$ 3,209	621	$ 4,370	2,705	$ 20,924
Shares issued in reinvestment of distributions to shareholders:								
Class II	162	784	133	626	15,944	85,170	5,843	45,707
Shares redeemed:								
Class II	(719)	(3,549)	(928)	(4,477)	(3,990)	(28,241)	(28,835)	(225,345)
Net increase (decrease)	(111)	$ (574)	(130)	$ (642)	12,575	$ 61,299	(20,287)	$ (158,714)

	Global Growth				Limited-Term Bond			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	375	$ 2,411	1,061	$ 10,764	6,848	$ 33,498	40,811	$ 194,572
Shares issued in reinvestment of distributions to shareholders:								
Class II	30,123	96,488	2,748	27,187	2,048	9,903	1,482	7,043
Shares redeemed:								
Class II	(1,722)	(12,029)	(31,245)	(312,654)	(9,165)	(44,671)	(21,008)	(100,935)
Net increase (decrease)	28,776	$ 86,870	(27,436)	$(274,703)	(269)	$ (1,270)	21,285	$ 100,680

	Securian Real Estate Securities				Value			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	222	$ 1,630	569	$ 3,987	1,979	$ 12,129	21,135	$132,306
Shares issued in reinvestment of distributions to shareholders:								
Class II	99	744	509	3,316	5,212	30,617	3,219	20,089
Shares redeemed:								
Class II	(664)	(4,891)	(1,564)	(10,915)	(5,415)	(33,328)	(12,988)	(83,209)
Net increase (decrease)	(343)	$(2,517)	(486)	$ (3,612)	1,776	$ 9,418	11,366	$ 69,186

10. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At June 30, 2019, there were no outstanding bridge loan commitments.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Core Equity	$633,975	$70,046	$12,502	$ 57,544
Corporate Bond	529,485	26,165	613	25,552
Global Bond	22,067	709	365	344
Global Equity Income	303,911	20,330	18,331	1,999
Global Growth	121,114	33,512	6,141	27,371
Limited-Term Bond	535,852	8,752	397	8,355
Securian Real Estate Securities	34,694	2,925	1,271	1,654
Value	456,666	43,764	12,277	31,487

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Core Equity	$ 4,131	$ 68,811	$—	$—	$—
Corporate Bond	15,225	—	—	—	—
Global Bond	780	—	—	—	—
Global Equity Income	7,487	77,676	—	—	—
Global Growth	11,992	84,490	—	—	—
Limited-Term Bond	9,893	—	—	—	—
Securian Real Estate Securities	580	162	—	—	—
Value	4,439	26,756	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

Portfolio	December 31, 2018		December 31, 2017	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Core Equity	$ 6,304	$29,233	$ 1,910	$17,268
Corporate Bond	11,579	—	8,771	1,029
Global Bond	626	—	630	—
Global Equity Income	10,709	34,998	6,575	16,978
Global Growth	6,600	20,587	213	11,360
Limited-Term Bond	7,043	—	6,274	—
Securian Real Estate Securities	1,197	2,119	687	5,528
Value	7,704	12,385	5,834	5,886

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryforwards were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Core Equity	$ —	$ —
Corporate Bond	5,184	4,991
Global Bond	415	789
Global Equity Income	—	—
Global Growth	—	—
Limited-Term Bond	2,150	5,119
Securian Real Estate Securities	—	—
Value	—	—

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923-3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page has been intentionally left blank

This page has been intentionally left blank

THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Science and Technology

Securian Real Estate Securities

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.



Semiannual Report

JUNE 30, 2019

VARIABLE INSURANCE PORTFOLIOS

Ivy Variable Insurance Portfolios

Pathfinder Aggressive	Class II
Pathfinder Conservative	Class II
Pathfinder Moderate	Class II
Pathfinder Moderately Aggressive	Class II
Pathfinder Moderately Conservative	Class II
Pathfinder Moderate — Managed Volatility	Class II
Pathfinder Moderately Aggressive — Managed Volatility	Class II
Pathfinder Moderately Conservative — Managed Volatility	Class II
Government Money Market	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS

JUNE 30, 2019 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Equity markets roared back following the sharp correction at year-end 2018, with the S&P 500 Index advancing 17% as of June 30, and every sector posting gains. The rally had a pro-cyclical component as information technology, consumer discretionary and industrials delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and is now in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a robust job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) has held steady on interest rates so far in 2019. However, increasing pressures from trade turmoil and uncertainty around the strength of global growth is likely to lead the Fed to become more accommodative, leading to interest rate cuts in second half of the calendar year.

Emerging markets faced multiple headwinds over the period, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	6/30/2019	12/31/2018
S&P 500 Index	2,941.76	2,506.85
MSCI EAFE Index	1,922.30	1,719.88
10-Year Treasury Yield	2.00%	2.69%
U.S. unemployment rate	3.7%	3.9%
30-year fixed mortgage rate	3.73%	4.55%
Oil price per barrel	$58.47	$45.41

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate crude grade.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy VIP Portfolios, the Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative Portfolios (collectively, the "Pathfinder Portfolios") and the Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility Portfolios (collectively, the "Managed Volatility Portfolios") will indirectly bear their pro rata share of the expenses incurred by the underlying funds. These expenses are not included in the Pathfinder Portfolios' or Managed Volatility Portfolios' annualized expense ratios or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2019.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	
Pathfinder Aggressive							
Class II	$1,000	$ 1,146.30	$0.54	$1,000	$1,024.27	$ 0.51	0.11%
Pathfinder Conservative							
Class II	$1,000	$1,094.50	$0.42	$1,000	$1,024.42	$0.40	0.08%
Pathfinder Moderate							
Class II	$1,000	$ 1,121.50	$ 0.21	$1,000	$1,024.62	$0.20	0.03%
Pathfinder Moderately Aggressive							
Class II	$1,000	$ 1,135.80	$ 0.21	$1,000	$1,024.62	$0.20	0.03%
Pathfinder Moderately Conservative							
Class II	$1,000	$ 1,108.00	$0.32	$1,000	$ 1,024.51	$0.30	0.06%
Pathfinder Moderate — Managed Volatility							
Class II	$1,000	$ 1,111.20	$ 1.16	$1,000	$1,023.66	$ 1.11	0.23%
Pathfinder Moderately Aggressive — Managed Volatility							
Class II	$1,000	$ 1,121.90	$ 1.49	$1,000	$1,023.40	$ 1.42	0.28%
Pathfinder Moderately Conservative — Managed Volatility							
Class II	$1,000	$1,095.30	$ 1.36	$1,000	$1,023.46	$ 1.32	0.27%
Government Money Market							
Class II	$1,000	$1,009.90	$ 2.11	$1,000	$1.022.73	$ 2.12	0.42%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2019, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Pathfinder Aggressive – Asset Allocation

Ivy VIP International Core Equity, Class II	17.4%
Ivy VIP Growth, Class II	13.3%
Ivy VIP Core Equity, Class II	12.6%
Ivy VIP Value, Class II	12.3%
Ivy VIP Global Equity Income, Class II	11.8%
Ivy VIP Mid Cap Growth, Class I	9.2%
Ivy VIP Corporate Bond, Class II	9.1%
Ivy VIP Limited-Term Bond, Class II	8.9%
Ivy VIP Small Cap Growth, Class I	2.5%
Ivy VIP Small Cap Core, Class II	1.3%
Ivy VIP High Income, Class I	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.6%

Pathfinder Conservative – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	24.0%
Ivy VIP Government Money Market, Class II	16.8%
Ivy VIP Corporate Bond, Class II	15.8%
Ivy VIP Growth, Class II	8.3%
Ivy VIP Core Equity, Class II	7.6%
Ivy VIP Value, Class II	7.4%
Ivy VIP Mid Cap Growth, Class I	5.8%
Ivy VIP International Core Equity, Class II	5.8%
Ivy VIP Global Equity Income, Class II	4.0%
Ivy VIP High Income, Class I	2.5%
Ivy VIP Small Cap Growth, Class I	1.5%
Ivy VIP Small Cap Core, Class II	0.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	-0.3%

Pathfinder Moderate – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	18.9%
Ivy VIP International Core Equity, Class II	11.6%
Ivy VIP Corporate Bond, Class II	11.5%
Ivy VIP Growth, Class II	10.8%
Ivy VIP Core Equity, Class II	10.1%
Ivy VIP Value, Class II	9.9%
Ivy VIP Global Equity Income, Class II	7.9%
Ivy VIP Mid Cap Growth, Class I	7.5%
Ivy VIP Government Money Market, Class II	6.9%
Ivy VIP Small Cap Growth, Class I	2.0%
Ivy VIP High Income, Class I	1.8%
Ivy VIP Small Cap Core, Class II	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.1%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	14.7%
Ivy VIP International Core Equity, Class II	14.6%
Ivy VIP Growth, Class II	12.1%
Ivy VIP Core Equity, Class II	11.4%
Ivy VIP Corporate Bond, Class II	11.2%
Ivy VIP Value, Class II	11.1%
Ivy VIP Global Equity Income, Class II	9.9%
Ivy VIP Mid Cap Growth, Class I	8.4%
Ivy VIP Small Cap Growth, Class I	2.3%
Ivy VIP Government Money Market, Class II	2.0%
Ivy VIP High Income, Class I	1.2%
Ivy VIP Small Cap Core, Class II	1.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.0%

Pathfinder Moderately Conservative – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	21.4%
Ivy VIP Corporate Bond, Class II	13.5%
Ivy VIP Government Money Market, Class II	11.8%
Ivy VIP Growth, Class II	9.5%
Ivy VIP Core Equity, Class II	8.9%
Ivy VIP International Core Equity, Class II	8.7%
Ivy VIP Value, Class II	8.6%
Ivy VIP Mid Cap Growth, Class I	6.6%
Ivy VIP Global Equity Income, Class II	5.9%
Ivy VIP High Income, Class I	2.2%
Ivy VIP Small Cap Growth, Class I	1.8%
Ivy VIP Small Cap Core, Class II	0.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.2%

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	18.4%
Ivy VIP International Core Equity, Class II	11.3%
Ivy VIP Corporate Bond, Class II	11.1%
Ivy VIP Growth, Class II	10.5%
Ivy VIP Core Equity, Class II	9.9%
Ivy VIP Value, Class II	9.6%
Ivy VIP Global Equity Income, Class II	7.7%
Ivy VIP Mid Cap Growth, Class I	7.3%
Ivy VIP Government Money Market, Class II	6.7%
Ivy VIP Small Cap Growth, Class I	2.0%
Ivy VIP High Income, Class I	1.7%
Ivy VIP Small Cap Core, Class II	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.8%

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	14.4%
Ivy VIP International Core Equity, Class II	14.3%
Ivy VIP Growth, Class II	11.9%
Ivy VIP Core Equity, Class II	11.2%
Ivy VIP Corporate Bond, Class II	11.0%
Ivy VIP Value, Class II	10.9%
Ivy VIP Global Equity Income, Class II	9.7%
Ivy VIP Mid Cap Growth, Class I	8.2%
Ivy VIP Small Cap Growth, Class I	2.2%
Ivy VIP Government Money Market, Class II	1.9%
Ivy VIP High Income, Class I	1.2%
Ivy VIP Small Cap Core, Class II	1.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	20.8%
Ivy VIP Corporate Bond, Class II	13.1%
Ivy VIP Government Money Market, Class II	11.5%
Ivy VIP Growth, Class II	9.3%
Ivy VIP Core Equity, Class II	8.6%
Ivy VIP International Core Equity, Class II	8.5%
Ivy VIP Value, Class II	8.4%
Ivy VIP Mid Cap Growth, Class I	6.5%
Ivy VIP Global Equity Income, Class II	5.8%
Ivy VIP High Income, Class I	2.2%
Ivy VIP Small Cap Growth, Class I	1.7%
Ivy VIP Small Cap Core, Class II	0.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.7%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	721	$ 8,193
Ivy VIP Corporate Bond, Class II	1,095	5,929
Ivy VIP Global Equity Income, Class II	1,380	7,656
Ivy VIP Growth, Class II	841	8,644
Ivy VIP High Income, Class I	189	642
Ivy VIP International Core Equity, Class II	765	11,294
Ivy VIP Limited-Term Bond, Class II	1,185	5,799
Ivy VIP Mid Cap Growth, Class I	511	5,993
Ivy VIP Small Cap Core, Class II	62	815
Ivy VIP Small Cap Growth, Class I	175	1,637
Ivy VIP Value, Class II	1,327	7,990
TOTAL AFFILIATED MUTUAL FUNDS – 99.4%		$64,592
(Cost: $72,210)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 396	396
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 396
(Cost: $396)		
TOTAL INVESTMENT SECURITIES – 100.0%		$64,988
(Cost: $72,606)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(16)
NET ASSETS – 100.0%		$64,972

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$64,592	$ —	$—
Short-Term Securities	—	396	—
Total	$64,592	$396	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	667	$ 7,588
Ivy VIP Corporate Bond, Class II	2,911	15,756
Ivy VIP Global Equity Income, Class II	710	3,939
Ivy VIP Government Money Market, Class II	16,707	16,707
Ivy VIP Growth, Class II	799	8,212
Ivy VIP High Income, Class I	731	2,475
Ivy VIP International Core Equity, Class II	394	5,810
Ivy VIP Limited-Term Bond, Class II	4,876	23,867
Ivy VIP Mid Cap Growth, Class I	490	5,753
Ivy VIP Small Cap Core, Class II	57	754
Ivy VIP Small Cap Growth, Class I	162	1,515
Ivy VIP Value, Class II	1,229	7,400
TOTAL AFFILIATED MUTUAL FUNDS – 100.3%		$ 99,776
(Cost: $105,277)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 366	366
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 366
(Cost: $366)		
TOTAL INVESTMENT SECURITIES – 100.7%		$100,142
(Cost: $105,643)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		(685)
NET ASSETS – 100.0%		$ 99,457

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$99,776	$ —	$—
Short-Term Securities	—	366	—
Total	$99,776	$366	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	6,390	$ 72,652
Ivy VIP Corporate Bond, Class II	15,177	82,147
Ivy VIP Global Equity Income, Class II	10,191	56,526
Ivy VIP Government Money Market, Class II	49,405	49,405
Ivy VIP Growth, Class II	7,532	77,399
Ivy VIP High Income, Class I	3,674	12,443
Ivy VIP International Core Equity, Class II	5,646	83,359
Ivy VIP Limited-Term Bond, Class II	27,722	135,690
Ivy VIP Mid Cap Growth, Class I	4,586	53,820
Ivy VIP Small Cap Core, Class II	546	7,219
Ivy VIP Small Cap Growth, Class I	1,555	14,503
Ivy VIP Value, Class II	11,756	70,811
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$715,974

(Cost: $770,584)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 1,195	1,195
TOTAL SHORT-TERM SECURITIES – 0.2%		$ 1,195

(Cost: $1,195)

TOTAL INVESTMENT SECURITIES – 100.1%	$ 717,169
(Cost: $771,779)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%	(369)
NET ASSETS – 100.0%	$716,800

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$715,974	$ —	$—
Short-Term Securities	—	1,195	—
Total	$715,974	$1,195	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	8,717	$ 99,120
Ivy VIP Corporate Bond, Class II	17,996	97,406
Ivy VIP Global Equity Income, Class II	15,450	85,694
Ivy VIP Government Money Market, Class II	17,091	17,091
Ivy VIP Growth, Class II	10,223	105,054
Ivy VIP High Income, Class I	3,182	10,778
Ivy VIP International Core Equity, Class II	8,559	126,380
Ivy VIP Limited-Term Bond, Class II	26,098	127,741
Ivy VIP Mid Cap Growth, Class I	6,212	72,908
Ivy VIP Small Cap Core, Class II	745	9,851
Ivy VIP Small Cap Growth, Class I	2,121	19,792
Ivy VIP Value, Class II	16,040	96,613
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		$868,428

(Cost: $945,237)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 56	56
TOTAL SHORT-TERM SECURITIES – 0.0%		$ 56

(Cost: $56)

TOTAL INVESTMENT SECURITIES – 100.0%	$868,484
(Cost: $945,293)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	27
NET ASSETS – 100.0%	$ 868,511

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

JUNE 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds . . .	$868,428	$ —	$—
Short-Term Securities	—	56	—
Total	$868,428	$56	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	1,655	$ 18,821
Ivy VIP Corporate Bond, Class II . . .	5,290	28,635
Ivy VIP Global Equity Income, Class II	2,263	12,554
Ivy VIP Government Money Market, Class II	25,072	25,072
Ivy VIP Growth, Class II	1,964	20,183
Ivy VIP High Income, Class I	1,398	4,735
Ivy VIP International Core Equity, Class II	1,254	18,517
Ivy VIP Limited-Term Bond, Class II	9,285	45,447
Ivy VIP Mid Cap Growth, Class I . . .	1,200	14,079
Ivy VIP Small Cap Core, Class II . . .	141	1,870
Ivy VIP Small Cap Growth, Class I	403	3,757
Ivy VIP Value, Class II	3,046	18,347

TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$ 212,017

(Cost: $225,989)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 205	205

TOTAL SHORT-TERM SECURITIES – 0.1%		$ 205

(Cost: $205)

TOTAL INVESTMENT SECURITIES – 99.9%	$212,222

(Cost: $226,194)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%	131

NET ASSETS – 100.0%	$212,353

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$212,017	$ —	$—
Short-Term Securities	—	205	—
Total	$212,017	$205	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

JUNE 30, 2019 (UNAUDITED)

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	5,837	$ 66,373
Ivy VIP Corporate Bond, Class II . . .	13,855	74,994
Ivy VIP Global Equity Income, Class II	9,320	51,691
Ivy VIP Government Money Market, Class II	45,137	45,137
Ivy VIP Growth, Class II	6,877	70,673
Ivy VIP High Income, Class I	3,355	11,364
Ivy VIP International Core Equity, Class II	5,166	76,274
Ivy VIP Limited-Term Bond, Class II	25,315	123,909
Ivy VIP Mid Cap Growth, Class I . . .	4,193	49,205
Ivy VIP Small Cap Core, Class II . . .	499	6,594
Ivy VIP Small Cap Growth, Class I	1,420	13,251
Ivy VIP Value, Class II	10,747	64,734

TOTAL AFFILIATED MUTUAL FUNDS – 97.2%		$654,199

(Cost: $699,618)

SHORT-TERM SECURITIES	Principal	
Commercial Paper (A) – 0.9%		
McCormick & Co., Inc., 3.100%, 7-11-19	$ 1,800	1,798
UnitedHealth Group, Inc., 2.820%, 7-15-19	3,000	2,996
Walgreens Boots Alliance, Inc., 2.531%, 7-1-19	1,432	1,432
		6,226
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (B)	3,209	3,209
United States Government Agency Obligations – 1.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.350%, 7-7-19 (B)	9,342	9,342
		9,342

TOTAL SHORT-TERM SECURITIES – 2.8%		$ 18,777

(Cost: $18,778)

TOTAL INVESTMENT SECURITIES – 100.0%		$672,976

(Cost: $718,396)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(209)

NET ASSETS – 100.0%		$672,767

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at June 30, 2019.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds . . .	$654,199	$ —	$—
Short-Term Securities	—	18,777	—
Total	$654,199	$18,777	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	912	$ 10,366
Ivy VIP Corporate Bond, Class II . . .	1,881	10,183
Ivy VIP Global Equity Income, Class II	1,617	8,971
Ivy VIP Government Money Market, Class II	1,791	1,791
Ivy VIP Growth, Class II	1,069	10,981
Ivy VIP High Income, Class I	333	1,127
Ivy VIP International Core Equity, Class II	896	13,236
Ivy VIP Limited-Term Bond, Class II	2,729	13,358
Ivy VIP Mid Cap Growth, Class I . . .	650	7,629
Ivy VIP Small Cap Core, Class II	78	1,030
Ivy VIP Small Cap Growth, Class I . . .	222	2,070
Ivy VIP Value, Class II	1,679	10,110

TOTAL AFFILIATED MUTUAL FUNDS – 98.0%		$90,852

(Cost: $99,869)

SHORT-TERM SECURITIES	Principal	
Master Note – 2.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 1,819	1,819

TOTAL SHORT-TERM SECURITIES – 2.0%		$ 1,819

(Cost: $1,819)

TOTAL INVESTMENT SECURITIES – 100.0%		$ 92,671

(Cost: $101,688)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(13)

NET ASSETS – 100.0%		$92,658

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$90,852	$ —	$—
Short-Term Securities	—	1,819	—
Total	$90,852	$1,819	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	608	$ 6,914
Ivy VIP Corporate Bond, Class II	1,943	10,516
Ivy VIP Global Equity Income, Class II	832	4,616
Ivy VIP Government Money Market, Class II	9,212	9,212
Ivy VIP Growth, Class II	721	7,412
Ivy VIP High Income, Class I	514	1,740
Ivy VIP International Core Equity, Class II	461	6,811
Ivy VIP Limited-Term Bond, Class II	3,411	16,694
Ivy VIP Mid Cap Growth, Class I	441	5,175
Ivy VIP Small Cap Core, Class II	52	687
Ivy VIP Small Cap Growth, Class I	148	1,380
Ivy VIP Value, Class II	1,120	6,744
TOTAL AFFILIATED MUTUAL FUNDS – 97.3%		$ 77,901
(Cost: $82,648)		

SHORT-TERM SECURITIES	Principal	
Master Note – 2.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$2,165	2,165
TOTAL SHORT-TERM SECURITIES – 2.7%		$ 2,165
(Cost: $2,165)		
TOTAL INVESTMENT SECURITIES – 100.0%		$80,066
(Cost: $84,813)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(12)
NET ASSETS – 100.0%		$80,054

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$77,901	$ —	$—
Short-Term Securities	—	2,165	—
Total	$77,901	$2,165	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

Asset Allocation

Corporate Obligations	0.5%
Master Note	0.5%
United States Government Agency Obligations	99.3%
Cash and Other Assets (Net of Liabilities)	0.2%

SCHEDULE OF INVESTMENTS GOVERNMENT MONEY MARKET *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Master Note		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 1,090	$ 1,090
Total Master Note – 0.5%		1,090
TOTAL CORPORATE OBLIGATIONS – 0.5%		$ 1,090
(Cost: $1,090)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations – 99.3%		
Federal National Mortgage Association, 2.240%, 7-1-19	54,415	54,415
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.400%, 7-3-19 (A)	437	437
2.270%, 7-7-19 (A)	3,503	3,503
2.300%, 7-7-19 (A)	18,795	18,795
2.350%, 7-7-19 (A)	33,987	33,988
2.360%, 7-7-19 (A)	39,166	39,166
2.390%, 7-7-19 (A)	11,608	11,608
2.400%, 7-7-19 (A)	32,602	32,602
2.420%, 7-7-19 (A)	8,115	8,115
2.430%, 7-7-19 (A)	11,438	11,438
		214,067
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 99.3%		$214,067
(Cost: $214,067)		
TOTAL INVESTMENT SECURITIES – 99.8%		$ 215,157
(Cost: $215,157)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		347
NET ASSETS – 100.0%		$215,504

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$ 1,090	$—
United States Government Agency Obligations	—	214,067	—
Total	$—	$ 215,157	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility	Pathfinder Moderately Conservative - Managed Volatility
ASSETS								
Investments in unaffiliated securities at value+	$ 396	$ 366	$ 1,195	$ 56	$ 205	$ 18,777	$ 1,819	$ 2,165
Investments in affiliated securities at value+	64,592	99,776	715,974	868,428	212,017	654,199	90,852	77,901
Investments at Value	64,988	100,142	717,169	868,484	212,222	672,976	92,671	80,066
Cash	1	1	1	1	1	—*	1	1
Investment securities sold receivable	—	33	304	1,443	194	—	—	—
Dividends and interest receivable	1	3	10	4	5	39	4	6
Capital shares sold receivable	—*	—*	—*	1	—*	2	—	—
Receivable from affiliates	—	—	—	—	—	—*	—	—
Total Assets	64,990	100,179	717,484	869,933	212,422	673,017	92,676	80,073
LIABILITIES								
Capital shares redeemed payable	6	709	605	1,325	37	203	9	11
Independent Trustees and Chief Compliance Officer fees payable	7	8	61	72	19	18	3	3
Shareholder servicing payable	—*	—*	1	1	—*	1	—*	—*
Investment management fee payable	—	—	—	—	—	11	2	1
Accounting services fee payable	2	2	10	13	5	9	2	2
Other liabilities	3	3	7	11	8	8	2	2
Total Liabilities	18	722	684	1,422	69	250	18	19
Total Net Assets	$64,972	$ 99,457	$716,800	$ 868,511	$212,353	$672,767	$92,658	$80,054
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$64,288	$ 97,553	$696,402	$ 842,188	$207,426	$656,662	$ 92,176	$ 78,757
Accumulated earnings gain	684	1,904	20,398	26,323	4,927	16,105	482	1,297
Total Net Assets	$64,972	$ 99,457	$716,800	$ 868,511	$212,353	$672,767	$92,658	$80,054
CAPITAL SHARES OUTSTANDING:								
Class II	13,962	20,215	146,483	174,475	42,912	121,723	17,507	15,040
NET ASSET VALUE PER SHARE:								
Class II	$ 4.65	$ 4.92	$ 4.89	$ 4.98	$ 4.95	$ 5.53	$ 5.29	$ 5.32
+COST								
Investments in unaffiliated securities at cost	$ 396	$ 366	$ 1,195	$ 56	$ 205	$ 18,778	$ 1,819	$ 2,165
Investments in affiliated securities at cost	72,210	105,277	770,584	945,237	225,989	699,618	99,869	82,648

* Not shown due to rounding.

AS OF JUNE 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Government Money Market
ASSETS	
Investments in unaffiliated securities at value+^	$ 215,157
Investments at Value	215,157
Cash	1
Dividends and interest receivable	538
Capital shares sold receivable	4
Prepaid and other assets	—*
Total Assets	215,700
LIABILITIES	
Capital shares redeemed payable	98
Distributions payable	32
Independent Trustees and Chief Compliance Officer fees payable	48
Shareholder servicing payable	—*
Investment management fee payable	6
Accounting services fee payable	7
Other liabilities	5
Total Liabilities	196
Total Net Assets	$215,504
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$ 215,504
Accumulated earnings gain	—*
Total Net Assets	$215,504
CAPITAL SHARES OUTSTANDING:	
Class II	215,508
NET ASSET VALUE PER SHARE:	
Class II	$ 1.00
+COST	
Investments in unaffiliated securities at cost	$ 215,157

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility	Pathfinder Moderately Conservative - Managed Volatility
INVESTMENT INCOME								
Dividends from affiliated securities	$ 954	$ 1,619	$ 11,299	$ 13,491	$ 3,406	$10,046	$ 1,381	$ 1,227
Interest and amortization from unaffiliated securities	9	10	12	12	8	204	31	27
Total Investment Income	963	1,629	11,311	13,503	3,414	10,250	1,412	1,254
EXPENSES								
Investment management fee	—	—	—	—	—	621	89	77
Shareholder servicing:								
Class II	2	1	7	7	3	5	2	1
Custodian fees	1	1	1	2	1	2	1	1
Independent Trustees and Chief Compliance Officer fees	2	2	18	22	5	16	2	1
Insurance fees	1	1	12	14	3	9	1	1
Printing fees	2	3	6	10	7	8	1	—*
Accounting services fee	12	14	60	74	27	57	14	8
Professional fees	13	14	18	19	14	19	16	14
Other	—*	1	1	1	1	—*	—*	—*
Total Expenses	33	37	123	149	61	737	126	103
Net Investment Income	930	1,592	11,188	13,354	3,353	9,513	1,286	1,151
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in affiliated securities	218	278	3,020	3,974	668	1,610	193	156
Distributions of realized capital gains from affiliated securities	7,203	5,622	60,953	85,962	14,977	54,253	8,803	5,404
Futures contracts	—	—	—	—	—	(3,038)	(541)	(527)
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	—*	—	—	—	—	(1)	—	—
Investments in affiliated securities	181	1,314	7,473	7,267	2,700	5,819	666	899
Futures contracts	—	—	—	—	—	(762)	(211)	(118)
Net Realized and Unrealized Gain	7,602	7,214	71,446	97,203	18,345	57,881	8,910	5,814
Net Increase in Net Assets Resulting from Operations	$8,532	$8,806	$82,634	$110,557	$21,698	$67,394	$10,196	$6,965

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

(In thousands)	Government Money Market
INVESTMENT INCOME	
Interest and amortization from unaffiliated securities	$2,706
Total Investment Income	2,706
EXPENSES	
Investment management fee	397
Shareholder servicing:	
Class II	4
Custodian fees	3
Independent Trustees and Chief Compliance Officer fees	6
Accounting services fee	43
Professional fees	14
Other	5
Total Expenses	472
Net Investment Income	2,234
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	—*
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	—
Net Realized and Unrealized Gain	—*
Net Increase in Net Assets Resulting from Operations	$2,234

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 930	$ 1,760	$ 1,592	$ 1,986	$ 11,188	$ 18,492
Net realized gain on investments	7,421	5,579	5,900	4,848	63,973	57,056
Net change in unrealized appreciation (depreciation)	181	(9,373)	1,314	(8,469)	7,473	(101,333)
Net Increase (Decrease) in Net Assets Resulting from Operations	8,532	(2,034)	8,806	(1,635)	82,634	(25,785)
Distributions to Shareholders From:						
Accumulated earnings: (combined net investment income and net realized gains)						
Class II	(7,374)	(5,067)	(6,904)	(4,722)	(75,615)	(48,519)
Total Distributions to Shareholders	(7,374)	(5,067)	(6,904)	(4,722)	(75,615)	(48,519)
Capital Share Transactions	5,024	(9,874)	3,976	(8,982)	7,195	(100,492)
Net Increase (Decrease) in Net Assets	6,182	(16,975)	5,878	(15,339)	14,214	(174,796)
Net Assets, Beginning of Period	58,790	75,765	93,579	108,918	702,586	877,382
Net Assets, End of Period	$ 64,972	$ 58,790	$ 99,457	$ 93,579	$ 716,800	$702,586

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Pathfinder Moderate - Managed Volatility	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 13,354	$ 23,303	$ 3,353	$ 4,888	$ 9,513	$ 12,479
Net realized gain on investments	89,936	79,227	15,645	13,480	52,825	30,590
Net change in unrealized appreciation (depreciation)	7,267	(139,803)	2,700	(23,345)	5,056	(68,891)
Net Increase (Decrease) in Net Assets Resulting from Operations	110,557	(37,273)	21,698	(4,977)	67,394	(25,822)
Distributions to Shareholders From:						
Accumulated earnings: (combined net investment income and net realized gains)						
Class II	(102,589)	(65,728)	(18,438)	(12,955)	(43,825)	(24,303)
Total Distributions to Shareholders	(102,589)	(65,728)	(18,438)	(12,955)	(43,825)	(24,303)
Capital Share Transactions	22,626	(111,539)	3,845	(28,163)	43,369	56,327
Net Increase (Decrease) in Net Assets	30,594	(214,540)	7,105	(46,095)	66,938	6,202
Net Assets, Beginning of Period	837,917	1,052,457	205,248	251,343	605,829	599,627
Net Assets, End of Period	$ 868,511	$ 837,917	$ 212,353	$205,248	$ 672,767	$605,829

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Aggressive - Managed Volatility		Pathfinder Moderately Conservative - Managed Volatility		Government Money Market	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,286	$ 1,880	$ 1,151	$ 1,340	$ 2,234	$ 4,342
Net realized gain on investments	8,455	5,456	5,033	3,446	—*	38
Net change in unrealized appreciation (depreciation)	455	(11,434)	781	(6,965)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	10,196	(4,098)	6,965	(2,179)	2,234	4,380
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(7,558)	(4,062)	(4,908)	(2,876)	(2,261)	(4,344)
Total Distributions to Shareholders	(7,558)	(4,062)	(4,908)	(2,876)	(2,261)	(4,344)
Capital Share Transactions	6,053	(176)	5,161	3,753	(23,405)	(78,127)
Net Increase (Decrease) in Net Assets	8,691	(8,336)	7,218	(1,302)	(23,432)	(78,091)
Net Assets, Beginning of Period	83,967	92,303	72,836	74,138	238,936	317,027
Net Assets, End of Period	$92,658	$83,967	$80,054	$72,836	$ 215,504	$238,936

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

This page has been intentionally left blank

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	$4.60	$0.07	$ 0.57	$ 0.64	$ (0.14)	$(0.45)	$(0.59)
Year ended 12-31-2018	5.16	0.13	(0.32)	(0.19)	(0.09)	(0.28)	(0.37)
Year ended 12-31-2017	4.68	0.08	0.80	0.88	(0.05)	(0.35)	(0.40)
Year ended 12-31-2016	5.05	0.04	0.15	0.19	(0.07)	(0.49)	(0.56)
Year ended 12-31-2015	5.73	0.07	(0.01)	0.06	(0.16)	(0.58)	(0.74)
Year ended 12-31-2014	5.95	0.16	0.10	0.26	(0.05)	(0.43)	(0.48)
Pathfinder Conservative							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	4.83	0.08	0.37	0.45	(0.10)	(0.26)	(0.36)
Year ended 12-31-2018	5.16	0.10	(0.20)	(0.10)	(0.06)	(0.17)	(0.23)
Year ended 12-31-2017	4.90	0.05	0.46	0.51	(0.04)	(0.21)	(0.25)
Year ended 12-31-2016	5.15	0.04	0.09	0.13	(0.06)	(0.32)	(0.38)
Year ended 12-31-2015	5.54	0.06	(0.03)	0.03	(0.06)	(0.36)	(0.42)
Year ended 12-31-2014	5.77	0.06	0.12	0.18	(0.06)	(0.35)	(0.41)
Pathfinder Moderate							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	4.89	0.08	0.49	0.57	(0.14)	(0.43)	(0.57)
Year ended 12-31-2018	5.40	0.12	(0.31)	(0.19)	(0.08)	(0.24)	(0.32)
Year ended 12-31-2017	5.02	0.07	0.64	0.71	(0.04)	(0.29)	(0.33)
Year ended 12-31-2016	5.34	0.04	0.13	0.17	(0.07)	(0.42)	(0.49)
Year ended 12-31-2015	5.87	0.07	(0.02)	0.05	(0.10)	(0.48)	(0.58)
Year ended 12-31-2014	6.14	0.10	0.14	0.24	(0.07)	(0.44)	(0.51)
Pathfinder Moderately Aggressive							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	4.98	0.08	0.58	0.66	(0.15)	(0.51)	(0.66)
Year ended 12-31-2018	5.59	0.13	(0.37)	(0.24)	(0.10)	(0.27)	(0.37)
Year ended 12-31-2017	5.14	0.09	0.74	0.83	(0.05)	(0.33)	(0.38)
Year ended 12-31-2016	5.50	0.04	0.17	0.21	(0.09)	(0.48)	(0.57)
Year ended 12-31-2015	6.14	0.09	(0.06)	0.03	(0.14)	(0.53)	(0.67)
Year ended 12-31-2014	6.38	0.14	0.14	0.28	(0.07)	(0.45)	(0.52)
Pathfinder Moderately Conservative							
Class II Shares							
Six-month period ended 6-30-2019							
(unaudited)	4.90	0.08	0.43	0.51	(0.12)	(0.34)	(0.46)
Year ended 12-31-2018	5.32	0.11	(0.24)	(0.13)	(0.07)	(0.22)	(0.29)
Year ended 12-31-2017	4.99	0.06	0.56	0.62	(0.04)	(0.25)	(0.29)
Year ended 12-31-2016	5.30	0.04	0.10	0.14	(0.07)	(0.38)	(0.45)
Year ended 12-31-2015	5.80	0.07	(0.03)	0.04	(0.09)	(0.45)	(0.54)
Year ended 12-31-2014	6.03	0.08	0.14	0.22	(0.06)	(0.39)	(0.45)

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)Does not include expenses of underlying Ivy VIP Portfolios in which the Portfolio invests.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Pathfinder Aggressive Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	$4.65	14.63%	$ 65	0.11%[4][5]	2.95%[4][5]	—%	—%	8%
Year ended 12-31-2018	4.60	-4.27	59	0.09[5]	2.49[5]	—	—	51
Year ended 12-31-2017	5.16	19.83	76	0.07[5]	1.68[5]	—	—	20
Year ended 12-31-2016	4.68	4.80	75	0.08[5]	0.88[5]	—	—	23
Year ended 12-31-2015	5.05	0.34	85	0.07[5]	1.36[5]	—	—	13
Year ended 12-31-2014	5.73	4.86	85	0.07[5]	2.73[5]	—	—	28
Pathfinder Conservative Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	4.92	9.45	99	0.08[4][5]	3.26[4][5]	—	—	11
Year ended 12-31-2018	4.83	-1.93	94	0.07[5]	1.89[5]	—	—	39
Year ended 12-31-2017	5.16	10.51	109	0.06[5]	1.06[5]	—	—	30
Year ended 12-31-2016	4.90	2.84	114	0.07[5]	0.71[5]	—	—	26
Year ended 12-31-2015	5.15	0.45	117	0.06[5]	1.09[5]	—	—	17
Year ended 12-31-2014	5.54	3.39	122	0.06[5]	1.13[5]	—	—	30
Pathfinder Moderate Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	4.89	12.15	717	0.03[4][5]	3.12[4][5]	—	—	12
Year ended 12-31-2018	4.89	-3.90	703	0.03[5]	2.26[5]	—	—	36
Year ended 12-31-2017	5.40	14.70	877	0.03[5]	1.30[5]	—	—	22
Year ended 12-31-2016	5.02	3.65	860	0.03[5]	0.78[5]	—	—	19
Year ended 12-31-2015	5.34	0.32	893	0.03[5]	1.22[5]	—	—	13
Year ended 12-31-2014	5.87	4.24	928	0.03[5]	1.69[5]	—	—	24
Pathfinder Moderately Aggressive Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	4.98	13.58	869	0.03[4][5]	3.08[4][5]	—	—	11
Year ended 12-31-2018	4.98	-4.71	838	0.03[5]	2.35[5]	—	—	39
Year ended 12-31-2017	5.59	16.72	1,052	0.03[5]	1.66[5]	—	—	20
Year ended 12-31-2016	5.14	4.52	1,020	0.04[5]	0.85[5]	—	—	17
Year ended 12-31-2015	5.50	0.06	1,054	0.03[5]	1.50[5]	—	—	12
Year ended 12-31-2014	6.14	4.61	1,098	0.03[5]	2.30[5]	—	—	23
Pathfinder Moderately Conservative Class II Shares								
Six-month period ended 6-30-2019 (unaudited)	4.95	10.80	212	0.06[4][5]	3.18[4][5]	—	—	9
Year ended 12-31-2018	4.90	-2.67	205	0.05[5]	2.07[5]	—	—	34
Year ended 12-31-2017	5.32	12.77	251	0.05[5]	1.22[5]	—	—	24
Year ended 12-31-2016	4.99	3.10	261	0.05[5]	0.80[5]	—	—	16
Year ended 12-31-2015	5.30	0.33	272	0.04[5]	1.20[5]	—	—	16
Year ended 12-31-2014	5.80	3.88	291	0.04[5]	1.43[5]	—	—	27

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Moderate – Managed Volatility							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	5.33	0.08	0.51	0.59	(0.11)	(0.28)	(0.39)
Year ended 12-31-2018	5.78	0.11	(0.33)	(0.22)	(0.06)	(0.17)	(0.23)
Year ended 12-31-2017	5.25	0.06	0.65	0.71	(0.03)	(0.15)	(0.18)
Year ended 12-31-2016	5.37	0.03	0.06	0.09	(0.03)	(0.18)	(0.21)
Year ended 12-31-2015	5.39	0.05	(0.07)	(0.02)	—	—	—
Year ended 12-31-2014	5.37	0.06	0.14	0.20	(0.03)	(0.15)	(0.18)
Pathfinder Moderately Aggressive – Managed Volatility							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	5.15	0.08	0.53	0.61	(0.12)	(0.35)	(0.47)
Year ended 12-31-2018	5.66	0.11	(0.37)	(0.26)	(0.07)	(0.18)	(0.25)
Year ended 12-31-2017	5.06	0.07	0.71	0.78	(0.02)	(0.16)	(0.18)
Year ended 12-31-2016	5.25	0.03	0.09	0.12	(0.05)	(0.26)	(0.31)
Year ended 12-31-2015	5.29	0.06	(0.10)	(0.04)	—	—	—
Year ended 12-31-2014	5.41	0.09	0.11	0.20	(0.07)	(0.25)	(0.32)
Pathfinder Moderately Conservative – Managed Volatility							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	5.19	0.08	0.40	0.48	(0.10)	(0.25)	(0.35)
Year ended 12-31-2018	5.55	0.10	(0.24)	(0.14)	(0.05)	(0.17)	(0.22)
Year ended 12-31-2017	5.10	0.05	0.53	0.58	(0.02)	(0.11)	(0.13)
Year ended 12-31-2016	5.23	0.02	0.04	0.06	(0.03)	(0.16)	(0.19)
Year ended 12-31-2015	5.27	0.04	(0.07)	(0.03)	—	(0.01)	(0.01)
Year ended 12-31-2014	5.31	0.04	0.11	0.15	(0.03)	(0.16)	(0.19)
Government Money Market							
Class II Shares							
Six-month period ended 6-30-2019 (unaudited)	1.00	0.01	0.00*	0.01	(0.01)	—*	(0.01)
Year ended 12-31-2018	1.00	0.02	0.00*	0.02	(0.02)	—*	(0.02)
Year ended 12-31-2017	1.00	0.01	0.00*	0.01	(0.01)	—*	(0.01)
Year ended 12-31-2016	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 12-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Does not include expenses of underlying Ivy VIP Portfolios in which the Portfolio invests.

(6) Ratio of expenses to average net assets excluding offering cost was 0.26%.

(7) Ratio of expenses to average net assets excluding offering cost was 0.33%.

(8) Ratio of expenses to average net assets excluding offering cost was 0.36%.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Pathfinder Moderate – Managed Volatility								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	5.53	11.12	673	0.23[4][5]	2.96[4][5]	—	—	3
Year ended 12-31-2018	5.33	-4.00	606	0.23[5]	2.00[5]	—	—	28
Year ended 12-31-2017	5.78	13.80	600	0.23[5]	1.07[5]	—	—	21
Year ended 12-31-2016	5.25	1.81	511	0.24[5]	0.55[5]	—	—	14
Year ended 12-31-2015	5.37	-0.43	396	0.24[5]	0.88[5]	—	—	7
Year ended 12-31-2014	5.39	3.75	203	0.28[5][6]	1.06[5]	—	—	23
Pathfinder Moderately Aggressive – Managed Volatility								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	5.29	12.19	93	0.28[4][5]	2.88[4][5]	—	—	5
Year ended 12-31-2018	5.15	-4.75	84	0.27[5]	2.04[5]	—	—	37
Year ended 12-31-2017	5.66	15.70	92	0.27[5]	1.38[5]	—	—	19
Year ended 12-31-2016	5.06	2.36	78	0.31[5]	0.56[5]	—	—	12
Year ended 12-31-2015	5.25	-0.71	67	0.30[5]	1.13[5]	—	—	7
Year ended 12-31-2014	5.29	3.91	43	0.41[5][7]	1.74[5]	—	—	32
Pathfinder Moderately Conservative – Managed Volatility								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	5.32	9.53	80	0.27[4][5]	3.00[4][5]	—	—	3
Year ended 12-31-2018	5.19	-2.90	73	0.29[5]	1.79[5]	—	—	28
Year ended 12-31-2017	5.55	11.84	74	0.27[5]	0.96[5]	—	—	26
Year ended 12-31-2016	5.10	1.21	67	0.30[5]	0.49[5]	—	—	11
Year ended 12-31-2015	5.23	-0.52	54	0.30[5]	0.78[5]	—	—	9
Year ended 12-31-2014	5.27	3.06	31	0.47[5][8]	0.76[5]	—	—	36
Government Money Market								
Class II Shares								
Six-month period ended								
6-30-2019 (unaudited)	1.00	0.99	216	0.42[4]	1.97[4]	—	—	—
Year ended 12-31-2018	1.00	1.53	239	0.40	1.49	—	—	—
Year ended 12-31-2017	1.00	0.59	317	0.41	0.56	0.42	0.55	—
Year ended 12-31-2016	1.00	0.13	414	0.45	0.13	0.46	0.12	—
Year ended 12-31-2015	1.00	0.02	539	0.20	0.02	0.45	-0.23	—
Year ended 12-31-2014	1.00	0.02	512	0.15	0.02	0.45	-0.28	—

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios"), Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Managed Volatility (collectively, the "Managed Volatility Portfolios") and Government Money Market (each, a "Portfolio") are nine series of the Trust and are the only series of the Trust included in the financial statements. The assets belonging to Government Money Market are held separately by the custodian. The assets belonging to each Pathfinder Portfolio and Managed Volatility Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. Because each Pathfinder Portfolio and Managed Volatility Portfolio invests substantially all of its assets in Ivy Variable Insurance Portfolios mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, Government Money Market and the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by Government Money Market and the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, Government Money Market and the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which Government Money Market or the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. Government Money Market and the Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the period ended June 30, 2019, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Variable Insurance Portfolios family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Investments in Government Money Market are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Portfolios (with the exception of Government Money Market) are valued based on quotes that are obtained from an independent pricing service approved by the Board.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. For purposes of calculating the NAV, the portfolio securities are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1—Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2—Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3—Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Derivative Instruments. Exchange-traded futures contracts are generally valued at the settlement price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Futures Contracts. Each Managed Volatility Portfolio is authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Portfolio.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Manage Volatility invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Additional Disclosure Related to Derivative Instruments

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2019:

		Net realized gain (loss) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$ —	$ —	$(3,038)	$ —	$ —	$(3,038)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(541)	—	—	(541)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(527)	—	—	(527)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2019:

		Net change in unrealized appreciation (depreciation) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$ —	$ —	$(762)	$ —	$ —	$(762)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(211)	—	—	(211)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(118)	—	—	(118)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended June 30, 2019, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Pathfinder Moderate – Managed Volatility	$	$ —	$18,210	$ —	$ —	$ —
Pathfinder Moderately Aggressive – Managed Volatility	—	—	3,811	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	3,424	—	—	—

(1)Average absolute value of unrealized appreciation/depreciation during the period.
(2)Average value outstanding during the period.
(3)Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by Government Money Market at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $1,000M	Over $1,000M
Government Money Market	0.350	0.300

Each Managed Volatility Portfolio pays a management fee to IICO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate – Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive – Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative – Managed Volatility	0.200	0.170	0.150

IICO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Securian Asset Management Inc. ("Securian"). Accordingly, Securian receives a fee based on the average daily net assets of the Managed Volatility Portfolios.

The Pathfinder Portfolios pay no management fees; however, IICO receives management fees from the underlying funds.

IICO has entered into Subadvisory Agreements with the following entity on behalf of certain Portfolios:

Securian serves as subadvisor to the Managed Volatility Portfolios. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all applicable costs of the subadvisor.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services Government Money Market pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M—Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2019.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2019 follows:

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Aggressive								
Ivy VIP Core Equity, Class II	655	$1,342	$629	$ 829	$ 52	721	$ 8,193	$ 403
Ivy VIP Corporate Bond, Class II . . .	1,078	628	526	8	161	1,095	5,929	294
Ivy VIP Global Equity Income, Class II	1,006	2,538	600	1,952	213	1,380	7,656	(1,217)
Ivy VIP Growth, Class II	658	2,442	628	2,070	46	841	8,644	(418)
Ivy VIP High Income, Class I	177	96	56	(1)	43	189	642	8
Ivy VIP International Core Equity, Class II	706	1,600	772	902	219	765	11,294	114
Ivy VIP Limited-Term Bond, Class II	1,263	358	723	17	105	1,185	5,799	58
Ivy VIP Mid Cap Growth, Class I . . .	444	1,191	371	1,071	—	511	5,993	243
Ivy VIP Small Cap Core, Class II . . .	51	198	58	99	51	62	815	(13)
Ivy VIP Small Cap Growth, Class I	182	88	136	31	—	175	1,637	289
Ivy VIP Value, Class II	1,236	1,086	547	443	64	1,327	7,990	420
				$ 7,421	$954		$64,592	$ 181

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Conservative								
Ivy VIP Core Equity, Class II	613	$ 1,567	$ 967	$ 795	$ 49	667	$ 7,588	$ 367
Ivy VIP Corporate Bond, Class II . .	2,898	1,743	1,649	26	430	2,911	15,756	785
Ivy VIP Global Equity Income, Class II	523	1,480	528	1,008	110	710	3,939	(620)
Ivy VIP Government Money Market, Class II	17,079	1,467	1,839	1	165	16,707	16,707	—
Ivy VIP Growth, Class II	615	2,552	707	1,971	44	799	8,212	(408)
Ivy VIP High Income, Class I	692	382	247	3	167	731	2,475	26
Ivy VIP International Core Equity, Class II	367	1,072	697	487	113	394	5,810	49
Ivy VIP Limited-Term Bond, Class II	4,731	3,069	2,313	48	433	4,876	23,867	232
Ivy VIP Mid Cap Growth, Class I . . .	415	1,334	429	1,007	—	490	5,753	240
Ivy VIP Small Cap Core, Class II . . .	48	217	93	93	48	57	754	(12)
Ivy VIP Small Cap Growth, Class I	170	137	194	34	—	162	1,515	266
Ivy VIP Value, Class II	1,157	1,207	776	427	60	1,229	7,400	389
				$ 5,900	$ 1,619		$ 99,776	$ 1,314

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderate								
Ivy VIP Core Equity, Class II	6,268	$ 9,612	$ 8,669	$ 7,533	$ 469	6,390	$ 72,652	$ 4,004
Ivy VIP Corporate Bond, Class II . .	16,128	4,464	9,229	230	2,265	15,177	82,147	4,134
Ivy VIP Global Equity Income, Class II	8,026	17,004	7,002	14,602	1,598	10,191	56,526	(8,789)
Ivy VIP Government Money Market, Class II	58,192	524	9,311	4	527	49,405	49,405	—
Ivy VIP Growth, Class II	6,290	18,881	7,191	19,072	418	7,532	77,399	(3,608)
Ivy VIP High Income, Class I	3,714	1,208	1,409	(44)	849	3,674	12,443	220
Ivy VIP International Core Equity, Class II	5,635	8,836	9,095	7,068	1,644	5,646	83,359	1,015
Ivy VIP Limited-Term Bond, Class II	28,715	9,731	14,235	323	2,485	27,722	135,690	1,340
Ivy VIP Mid Cap Growth, Class I . . .	4,246	8,838	4,602	9,934	—	4,586	53,820	2,429
Ivy VIP Small Cap Core, Class II . . .	487	1,542	822	901	463	546	7,219	(76)
Ivy VIP Small Cap Growth, Class I	1,738	215	1,759	311	—	1,555	14,503	2,688
Ivy VIP Value, Class II	11,831	6,158	6,749	4,039	581	11,756	70,811	4,116
				$63,973	$11,299		$ 715,974	$ 7,473

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Aggressive								
Ivy VIP Core Equity, Class II	8,468	$ 12,881	$10,652	$10,205	$ 638	8,717	$ 99,120	$ 5,421
Ivy VIP Corporate Bond, Class II . .	18,935	6,050	10,695	282	2,679	17,996	97,406	4,865
Ivy VIP Global Equity Income, Class II	12,046	25,562	9,323	22,288	2,417	15,450	85,694	(13,560)
Ivy VIP Government Money Market, Class II	26,203	216	9,328	1	217	17,091	17,091	—
Ivy VIP Growth, Class II	8,499	25,783	9,440	25,894	566	10,223	105,054	(4,958)
Ivy VIP High Income, Class I	3,186	1,131	1,195	(37)	734	3,182	10,778	185
Ivy VIP International Core Equity, Class II	8,457	13,147	12,504	10,350	2,485	8,559	126,380	1,770
Ivy VIP Limited-Term Bond, Class II	26,766	10,150	13,088	310	2,334	26,098	127,741	1,246
Ivy VIP Mid Cap Growth, Class I . . .	5,737	11,943	6,039	13,440	—	6,212	72,908	3,293
Ivy VIP Small Cap Core, Class II . . .	658	2,078	1,002	1,223	631	745	9,851	(109)
Ivy VIP Small Cap Growth, Class I	2,348	293	2,202	414	—	2,121	19,792	3,652
Ivy VIP Value, Class II	15,983	9,009	8,750	5,566	790	16,040	96,613	5,462
				$89,936	$ 13,491		$868,428	$ 7,267

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Conservative								
Ivy VIP Core Equity, Class II	1,587	$ 2,678	$ 1,997	$ 1,961	$ 121	1,655	$ 18,821	$ 1,001
Ivy VIP Corporate Bond, Class II . .	5,496	1,585	2,617	52	785	5,290	28,635	1,457
Ivy VIP Global Equity Income, Class II	1,742	3,895	1,405	3,217	353	2,263	12,554	(1,941)
Ivy VIP Government Money Market, Class II	27,363	509	2,800	2	256	25,072	25,072	—
Ivy VIP Growth, Class II	1,592	5,070	1,513	4,894	109	1,964	20,183	(923)
Ivy VIP High Income, Class I	1,382	463	408	6	322	1,398	4,735	58
Ivy VIP International Core Equity, Class II	1,223	2,162	1,802	1,544	363	1,254	18,517	228
Ivy VIP Limited-Term Bond, Class II	9,402	3,297	3,784	85	828	9,285	45,447	467
Ivy VIP Mid Cap Growth, Class I . . .	1,075	2,420	930	2,521	—	1,200	14,079	651
Ivy VIP Small Cap Core, Class II . . .	123	417	190	232	119	141	1,870	(22)
Ivy VIP Small Cap Growth, Class I	440	90	402	80	—	403	3,757	687
Ivy VIP Value, Class II	2,996	1,780	1,504	1,051	150	3,046	18,347	1,037
				$ 15,645	$ 3,406		$ 212,017	$ 2,700

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderate—Managed Volatility								
Ivy VIP Core Equity, Class II	5,262	$ 8,642	$ 2,340	$ 6,784	$ 417	5,837	$ 66,373	$ 3,225
Ivy VIP Corporate Bond, Class II . .	13,521	4,148	2,275	90	2,015	13,855	74,994	3,722
Ivy VIP Global Equity Income, Class II	6,737	15,267	1,743	13,251	1,423	9,320	51,691	(8,257)
Ivy VIP Government Money Market, Class II	48,794	612	4,270	3	460	45,137	45,137	—
Ivy VIP Growth, Class II	5,279	17,051	1,373	16,594	372	6,877	70,673	(3,182)
Ivy VIP High Income, Class I	3,115	1,102	277	8	756	3,355	11,364	119
Ivy VIP International Core Equity, Class II	4,730	8,085	1,864	6,185	1,462	5,166	76,274	724
Ivy VIP Limited-Term Bond, Class II	24,077	8,863	2,753	69	2,212	25,315	123,909	1,372
Ivy VIP Mid Cap Growth, Class I . . .	3,566	8,033	877	8,233	—	4,193	49,205	2,450
Ivy VIP Small Cap Core, Class II . . .	409	1,376	206	795	412	499	6,594	(100)
Ivy VIP Small Cap Growth, Class I	1,460	236	542	244	—	1,420	13,251	2,337
Ivy VIP Value, Class II	9,935	5,576	754	3,607	517	10,747	64,734	3,409
				$55,863	$10,046		$654,199	$ 5,819

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Aggressive—Managed Volatility								
Ivy VIP Core Equity, Class II	829	$ 1,382	$ 489	$ 1,045	$ 65	912	$ 10,366	$ 514
Ivy VIP Corporate Bond, Class II . .	1,853	682	509	17	274	1,881	10,183	499
Ivy VIP Global Equity Income, Class II	1,180	2,681	432	2,271	247	1,617	8,971	(1,407)
Ivy VIP Government Money Market, Class II	2,565	42	815	—*	22	1,791	1,791	—
Ivy VIP Growth, Class II	832	2,726	423	2,580	58	1,069	10,981	(493)
Ivy VIP High Income, Class I	312	123	53	(2)	75	333	1,127	14
Ivy VIP International Core Equity, Class II	828	1,445	486	1,060	255	896	13,236	137
Ivy VIP Limited-Term Bond, Class II	2,620	1,112	565	13	239	2,729	13,358	142
Ivy VIP Mid Cap Growth, Class I . . .	562	1,277	261	1,291	—	650	7,629	373
Ivy VIP Small Cap Core, Class II . . .	64	219	44	123	65	78	1,030	(15)
Ivy VIP Small Cap Growth, Class I	230	45	111	36	—	222	2,070	368
Ivy VIP Value, Class II	1,566	982	309	562	81	1,679	10,110	534
				$ 8,996	$ 1,381		$ 90,852	$ 666

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Conservative—Managed Volatility								
Ivy VIP Core Equity, Class II	550	$ 914	$ 272	$ 712	$ 44	608	$ 6,914	$ 334
Ivy VIP Corporate Bond, Class II . .	1,901	507	274	8	283	1,943	10,516	528
Ivy VIP Global Equity Income, Class II	603	1,374	175	1,189	127	832	4,616	(741)
Ivy VIP Government Money Market, Class II	9,464	122	374	1	91	9,212	9,212	—
Ivy VIP Growth, Class II	551	1,791	117	1,741	39	721	7,412	(338)
Ivy VIP High Income, Class I	478	156	34	1	116	514	1,740	18
Ivy VIP International Core Equity, Class II	424	734	196	555	131	461	6,811	64
Ivy VIP Limited-Term Bond, Class II	3,252	1,073	292	7	299	3,411	16,694	187
Ivy VIP Mid Cap Growth, Class I . . .	373	847	69	858	—	441	5,175	260
Ivy VIP Small Cap Core, Class II . . .	43	145	24	83	43	52	687	(11)
Ivy VIP Small Cap Growth, Class I	153	25	60	26	—	148	1,380	243
Ivy VIP Value, Class II	1,038	590	103	379	54	1,120	6,744	355
				$ 5,560	$ 1,227		$ 77,901	$ 899

*Not shown due to rounding.
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 11,567	$ —	$ 5,264
Pathfinder Conservative	—	16,227	—	10,717
Pathfinder Moderate	—	87,013	—	83,093
Pathfinder Moderately Aggressive	—	118,243	—	98,192
Pathfinder Moderately Conservative	—	24,366	—	20,020
Pathfinder Moderate – Managed Volatility	—	78,991	—	20,884
Pathfinder Moderately Aggressive – Managed Volatility	—	12,716	—	4,690
Pathfinder Moderately Conservative – Managed Volatility	—	8,278	—	2,146
Government Money Market	—	—	—	—

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	545	$ 2,669	671	$ 3,490	1,600	$ 8,012	1,999	$ 10,202
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,655	7,374	1,005	5,067	1,443	6,904	942	4,722
Shares redeemed:								
Class II	(1,011)	(5,019)	(3,579)	(18,431)	(2,183)	(10,940)	(4,701)	(23,906)
Net increase (decrease)	**1,189**	**$ 5,024**	**(1,903)**	**$ (9,874)**	**860**	**$ 3,976**	**(1,760)**	**$ (8,982)**

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Six monthsended 6-30-19 (Unaudited)		Year ended 12-31-18		Six monthsended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	110	$ 572	702	$ 3,722	253	$ 1,330	1,237	$ 6,817
Shares issued in reinvestment of distributions to shareholders:								
Class II	16,016	75,615	9,296	48,519	21,455	102,588	12,169	65,728
Shares redeemed:								
Class II	(13,462)	(68,992)	(28,797)	(152,733)	(15,392)	(81,292)	(33,636)	(184,084)
Net increase (decrease)	**2,664**	**$ 7,195**	**(18,799)**	**$(100,492)**	**6,316**	**$ 22,626**	**(20,230)**	**$ (111,539)**

	Pathfinder Moderately Conservative				Pathfinder Moderate – Managed Volatility			
	Six monthsended 6-30-19 (Unaudited)		Year ended 12-31-18		Six monthsended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	236	$ 1,180	448	$ 2,338	2,647	$ 14,882	10,060	$ 57,624
Shares issued in reinvestment of distributions to shareholders:								
Class II	3,847	18,438	2,514	12,955	8,200	43,825	4,281	24,303
Shares redeemed:								
Class II	(3,079)	(15,773)	(8,312)	(43,456)	(2,713)	(15,338)	(4,470)	(25,600)
Net increase (decrease)	**1,004**	**$ 3,845**	**(5,350)**	**$ (28,163)**	**8,134**	**$ 43,369**	**9,871**	**$ 56,327**

	Pathfinder Moderately Aggressive – Managed Volatility				Pathfinder Moderately Conservative – Managed Volatility			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18		Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	451	$ 2,458	1,170	$ 6,562	765	$ 4,149	1,486	$ 8,146
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,483	7,558	731	4,062	950	4,908	529	2,876
Shares redeemed:								
Class II	(727)	(3,963)	(1,923)	(10,800)	(717)	(3,896)	(1,321)	(7,269)
Net increase (decrease)	1,207	$ 6,053	(22)	$ (176)	998	$ 5,161	694	$ 3,753

	Government Money Market			
	Six months ended 6-30-19 (Unaudited)		Year ended 12-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class II	20,763	$ 20,763	56,637	$ 56,637
Shares issued in reinvestment of distributions to shareholders:				
Class II	2,215	2,215	4,349	4,349
Shares redeemed:				
Class II	(46,383)	(46,383)	(139,112)	(139,112)
Net decrease	(23,405)	$(23,405)	(78,126)	$ (78,126)

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
Pathfinder Aggressive	$ 72,645	$ 619	$ 8,276	$ (7,657)
Pathfinder Conservative	105,696	276	5,830	(5,554)
Pathfinder Moderate	771,920	3,162	57,913	(54,751)
Pathfinder Moderately Aggressive	945,474	4,407	81,397	(76,990)
Pathfinder Moderately Conservative	226,243	895	14,916	(14,021)
Pathfinder Moderate—Managed Volatility	718,403	4,767	50,194	(45,427)
Pathfinder Moderately Aggressive—Managed Volatility	101,696	579	9,604	(9,025)
Pathfinder Moderately Conservative—Managed Volatility	84,814	522	5,270	(4,748)
Government Money Market	215,157	—	—	—

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 1,919	$ 5,451	$ —	$ —	$ —
Pathfinder Conservative	2,138	4,761	—	—	—
Pathfinder Moderate	19,527	56,059	—	—	—
Pathfinder Moderately Aggressive	24,426	78,139	—	—	—
Pathfinder Moderately Conservative	5,000	13,431	—	—	—
Pathfinder Moderate—Managed Volatility	12,471	31,342	—	—	—
Pathfinder Moderately Aggressive—Managed Volatility	2,043	5,510	—	—	—
Pathfinder Moderately Conservative—Managed Volatility	1,338	3,568	—	—	—
Government Money Market	59	16	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

	December 31, 2018		December 31, 2017	
Portfolio	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Pathfinder Aggressive	$ 1,675	$ 3,392	$ 1,058	$ 4,936
Pathfinder Conservative	1,750	2,972	1,230	4,172
Pathfinder Moderate	15,410	33,109	9,628	44,876
Pathfinder Moderately Aggressive	24,003	41,725	13,001	58,449
Pathfinder Moderately Conservative	4,186	8,769	2,870	11,417
Pathfinder Moderate – Managed Volatility	8,544	15,759	2,508	14,751
Pathfinder Moderately Aggressive – Managed Volatility	1,570	2,492	388	2,463
Pathfinder Moderately Conservative – Managed Volatility	1,057	1,819	298	1,471
Government Money Market	4,344	—	2,151	—

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryovers were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Pathfinder Aggressive	$ —	$ —
Pathfinder Conservative	—	—
Pathfinder Moderate	—	—
Pathfinder Moderately Aggressive	—	—
Pathfinder Moderately Conservative	—	—
Pathfinder Moderate – Managed Volatility	—	—
Pathfinder Moderately Aggressive – Managed Volatility	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—
Government Money Market	—	—

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page has been intentionally left blank

This page has been intentionally left blank

THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Science and Technology

Securian Real Estate Securities

SEMIANN-VIP-PF (06/19)